Exhibit 99.7

ENBRIDGE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) dated February 14, 2013 should be read in conjunction with the audited consolidated financial statements and notes thereto of Enbridge Inc. (Enbridge or the Company) for the year ended December 31, 2012, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Where applicable, comparative figures presented within this MD&A have been restated to correspond to the Company’s consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2011 and 2010. All financial measures presented in this MD&A are expressed in Canadian dollars, unless otherwise indicated. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW

Enbridge is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has significant and growing involvement in natural gas gathering, transmission and midstream businesses and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,300 megawatts (MW) of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal. Enbridge has approximately 10,000 employees and contractors, primarily in Canada and the United States.

The Company’s activities are carried out through five business segments: Liquids Pipelines; Gas Distribution; Gas Pipelines, Processing and Energy Services; Sponsored Investments; and Corporate, as discussed below.

LIQUIDS PIPELINES

Liquids Pipelines consists of common carrier and contract crude oil, natural gas liquids (NGL) and refined products pipelines and terminals in Canada and the United States, including Canadian Mainline, Regional Oil Sands System, Southern Lights Pipeline, Seaway Pipeline, Spearhead Pipeline and Feeder Pipelines and Other.

GAS DISTRIBUTION

Gas Distribution consists of the Company’s natural gas utility operations, the core of which is Enbridge Gas Distribution Inc. (EGD), which serves residential, commercial and industrial customers, primarily in central and eastern Ontario as well as northern New York State. This business segment also includes natural gas distribution activities in Quebec and New Brunswick.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

Gas Pipelines, Processing and Energy Services consists of investments in natural gas pipelines and processing and gathering facilities and the Company’s energy services businesses, along with renewable energy projects.

Investments in natural gas pipelines include the Company’s interests in the United States portion of the Alliance System (Alliance Pipeline US), the Vector Pipeline (Vector) and transmission and gathering pipelines in the Gulf of Mexico. Investments in natural gas processing include the Company’s interest in Aux Sable, a natural gas fractionation and extraction business located at the terminus of the Alliance System (Alliance). The energy services businesses undertake physical commodity marketing activity and manage the Company’s volume commitments on the Alliance, Vector and other pipeline systems.

SPONSORED INVESTMENTS

Sponsored Investments includes the Company’s 21.8% ownership interest in Enbridge Energy Partners, L.P. (EEP), Enbridge’s 66.7% investment in the United States segment of the Alberta Clipper Project through EEP and Enbridge Energy, Limited Partnership (EELP) and an overall 67.7% economic interest in Enbridge Income Fund (the Fund), held both directly and indirectly through Enbridge Income Fund Holdings Inc. (ENF). Enbridge manages the day-to-day operations of, and develops and assesses opportunities for each of these investments, including both organic growth and acquisition opportunities.

EEP transports crude oil and other liquid hydrocarbons through common carrier and feeder pipelines and transports, gathers, processes and markets natural gas and NGL. The primary operations of the Fund include renewable power generation projects, crude oil and liquids pipeline and storage businesses in Western Canada and a 50% interest in the Canadian portion of the Alliance System (Alliance Pipeline Canada).

CORPORATE

Corporate consists of the Company’s investment in Noverco Inc. (Noverco), new business development activities, general corporate investments and financing costs not allocated to the business segments.

PERFORMANCE OVERVIEW

	Three Months Ended		Year Ended
	December 31,		December 31,
	2012	2011	2012	2011	2010
(millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	136	203	726	505	531
Gas Distribution	127	(226)	207	(88)	150
Gas Pipelines, Processing and Energy Services	(52)	156	(478)	305	125
Sponsored Investments	71	89	282	269	98
Corporate	(136)	(63)	(127)	(171)	40
	146	159	610	820	944
Earnings per common share[1]	0.19	0.21	0.79	1.09	1.27
Diluted earnings per common share[1]	0.18	0.21	0.78	1.08	1.26
Adjusted earnings[2]
Liquids Pipelines	183	126	684	536	511
Gas Distribution	63	48	176	173	162
Gas Pipelines, Processing and Energy Services	37	41	154	163	123
Sponsored Investments	67	74	263	244	206
Corporate	(23)	(16)	(28)	(16)	(25)
	327	273	1,249	1,100	977
Adjusted earnings per common share[1,2]	0.42	0.36	1.62	1.46	1.32
Cash flow data
Cash provided by operating activities	502	823	2,874	3,371	1,877
Cash used in investing activities	(2,182)	(2,676)	(6,204)	(5,079)	(3,902)
Cash provided by financing activities	1,725	1,435	4,395	2,030	1,957
Dividends
Common share dividends declared	227	190	895	759	648
Dividends paid per common share[1]	0.2825	0.2450	1.13	0.98	0.85
Revenues
Commodity sales	5,111	5,195	19,101	20,611	15,863
Gas distribution sales	585	568	1,910	1,906	1,814
Transportation and other services	1,477	1,546	4,295	4,536	3,843
	7,173	7,309	25,306	27,053	21,520
Total assets	47,172	41,949	47,172	41,949	36,423
Total long-term liabilities	25,345	24,074	25,345	24,074	22,171

1	Comparative amounts were restated to reflect two-for-one stock split which was effective May 25, 2011.
2

Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by generally accepted accounting principles. For more information on non-GAAP measures see page 6.

EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS

Earnings attributable to common shareholders were $610 million ($0.79 per common share) for the year ended December 31, 2012 compared with $820 million ($1.09 per common share) for the year ended December 31, 2011 and $944 million ($1.27 per common share) for the year ended December 31, 2010. The Company has delivered significant earnings growth from operations over the course of the last three years, as discussed below in Performance Overview – Adjusted Earnings; however, the positive impact of this growth was reduced by a number of unusual, non-recurring or non-operating factors, the most significant of which are changes in unrealized derivative fair value and foreign exchange gains or losses. The Company has a comprehensive long-term economic hedging program to mitigate exposures to interest rate, foreign exchange and commodity price exposures. The changes in unrealized mark-to-market accounting impacts from this program create volatility in short-term earnings but the Company believes over the long-term it supports reliable cash flows and dividend growth. Earnings for 2012 and 2011 were also negatively impacted by the transfer of assets between entities under common control of Enbridge. Intercompany gains realized as a result of these asset transfers for both years have been eliminated for accounting purposes; however, income taxes of $56 million and $98 million for the years ended December 31, 2012 and 2011, respectively, incurred on the related capital gains remain as charges to consolidated earnings.

Other significant items impacting the comparability of earnings year-over-year were costs and related insurance recoveries associated with the Lines 6A, 6B and Line 14 crude oil releases. Earnings for the years ended December 31, 2012, 2011 and 2010 included the Company’s after-tax share of EEP’s costs, before insurance recoveries and excluding fines and penalties, of $9 million, $33 million and $103 million, respectively, related to these incidents. Insurance recoveries recorded for the years ended December 31, 2012 and 2011 were $24 million and $50 million after-tax attributable to Enbridge, respectively, related to the Line 6B crude oil release. See Sponsored Investments – Enbridge Energy Partners L.P. – Lakehead System Lines 6A and 6B Crude Oil Releases.

Fourth quarter earnings drivers were largely consistent with year-to-date trends and continued to include changes in unrealized fair value derivative and foreign exchange gains and losses. Aside from operating factors discussed in Performance Overview – Adjusted Earnings, factors unique to the fourth quarter of 2012 included a $105 million asset impairment to Stingray and Garden Banks assets within Enbridge Offshore Pipelines (Offshore), $56 million of income taxes on the intercompany gain on sale to the Fund not eliminated for accounting purposes and a $63 million gain on recognition of a regulatory asset related to other postretirement benefits (OPEB) within EGD.

Earnings for the comparable fourth quarter of 2011 reflected the discontinuance of rate-regulated accounting at Enbridge Gas New Brunswick Inc. (EGNB), which resulted in a write-off of a deferred regulatory asset and certain capitalized operating costs, totaling $262 million, net of tax. See Gas Distribution – Other Gas Distribution and Storage – Enbridge Gas New Brunswick Inc. – Regulatory Matters.

ADJUSTED EARNINGS

A key tenet of the Company’s investor value proposition is “visible growth”, supported by an ongoing focus on safe and reliable operations and a disciplined approach to investment and project execution. The Company has consistently delivered on this proposition, growing adjusted earnings from $1.32 per common share in 2010 to $1.46 per common share in 2011 and $1.62 per common share in 2012.

The upward trend in adjusted earnings over these years was predominantly attributable to strong operating performance from the Company’s Liquids Pipelines assets as well as contributions from new assets placed into service. Incremental oil sands production in Alberta and strong production growth out of the Bakken in North Dakota has increased volumes transported on the Canadian Mainline system and the Lakehead System owned by EEP. The increase in volumes most notably impacted adjusted earnings from mid-2011 onward when the Competitive Toll Settlement (CTS) on the Canadian Mainline took effect. Under the CTS, Canadian Mainline earnings are exposed to volume and cost variability. In 2012, the Company also began realizing earnings from its 50% interest in the Seaway Crude Pipeline System (Seaway Pipeline). The Seaway Pipeline, which commenced southbound service from the United States midwest to the Gulf Coast in May 2012, has experienced strong volumes since inception as shippers have sought to transport their product to locations where realized prices are more favourable. Similarly, adjusted earnings growth on the Spearhead Pipeline increased in 2012 as it also benefited from producers’ desire to move crude onward to Gulf Coast markets in order to capture attractive price differentials. In addition to the Seaway Pipeline, other new assets commencing operations and contributing to adjusted earnings growth included the Cedar Point Wind Energy Project (Cedar Point) in late 2011 and the Silver State North Solar Project (Silver State) in 2012.

The Company has also seen a marked increase in operating costs over this time frame. Under the umbrella of its Operational Risk Management Plan (ORM Plan) launched in 2011, the Company has bolstered spending in the areas of system integrity, environmental and safety programs to ensure the safe and reliable operations of all of its assets.

Other factors which contributed to changes in adjusted earnings year-over-year included market factors impacting the Company’s Energy Services and natural gas businesses, as well as increased preference share dividends due to the Company’s increased activity in the capital markets to prefund future growth projects. Energy Services experienced strong adjusted earnings growth from 2010 to 2011 but saw this growth temper somewhat in 2012 as changing market conditions gave rise to fewer margin opportunities in crude oil and NGL marketing. Within Sponsored Investments, EEP’s natural gas business reflected a similar trend with growth in adjusted earnings in 2011 over 2010 owing to higher natural gas volumes and contributions from acquired assets, followed by a decline in 2012 due to persistent weakness in natural gas commodity prices. Aux Sable contributed to growth over both the 2011 and 2012 time periods as new assets were placed into service and realized fractionation margins remained high.

With respect to the fourth quarter of 2012, many of these same annual trends continued. The primary drivers of adjusted earnings growth period-over-period included strong volumes on the Company’s liquids pipelines assets both in Canada and the United States, including contributions from new assets such as the Seaway Pipeline, customer expansion at EGD and growth in the Company’s renewable energy portfolio. Contributions from the Gas Pipelines, Processing and Energy Services segment were relatively flat as higher adjusted earnings from Aux Sable were offset by fewer margin opportunities in liquids marketing and increased costs within Offshore.

CASH FLOWS

Cash provided by operating activities was $2,874 million for the year ended December 31, 2012, mainly driven by strong operating performance from the Company’s core assets, particularly from Liquids Pipelines and the cash flow generation from growth projects placed into service in recent years. Offsetting this cash inflow were changes in operating assets and liabilities which fluctuate in the normal course due to various factors impacting the timing of cash receipts and payments.

In 2012, the Company was active in the capital markets with the issuance of $2,634 million in preference shares, common shares of approximately $384 million and $2,199 million in medium-term notes and also significantly bolstered its liquidity through the securement of additional credit facilities. The proceeds of the capital market transactions, together with cash from operations, were more than sufficient to finance the Company’s $6.2 billion net investment in expansion initiatives during 2012 and provides financing flexibility for the Company’s growth opportunities in 2013.

DIVIDENDS

The Company has paid common share dividends since its inception in 1953. In December 2012, the Company announced a 12% increase in its quarterly dividend to $0.315 per common share, or $1.26 annualized effective March 1, 2013. Assuming this currently announced quarterly dividend is annualized for 2013, the Company has generated compound annual average growth of 11.7% since 2003. The Company continues to target a dividend payout of approximately 60% to 70% of adjusted earnings over the longer term. In 2012, the dividend payout was 70% (2011 - 67%; 2010 - 64%) of adjusted earnings per share.

REVENUES

The Company generates revenue from three primary sources: commodity sales, gas distribution sales and transportation and other services. Commodity sales of $19,101 million for the year ended December 31, 2012 (2011 - $20,611 million; 2010 - $15,863 million) were earned through the Company’s energy services operations. Revenues from these operations depends on activity levels, which vary from year to year depending on market conditions and commodity prices. Commodity prices do not directly impact earnings since such earnings reflect a margin or percentage of revenue which depends more on differences in commodity prices between locations and points in time than on the absolute level of prices.

Gas distribution sales are primarily earned by EGD and are recognized in a manner consistent with the underlying rate-setting mechanism mandated by the regulator. Revenues generated by the gas distribution businesses are driven by volumes delivered, which vary with weather and customer base, as well as regulator-approved rates. The cost of natural gas is charged to customers through rates but does not ultimately impact earnings due to the pass through nature of these costs.

Transportation and other services revenues are earned from the Company’s crude oil and natural gas pipeline transportation businesses and also includes power production revenue from the Company’s portfolio of renewable power generation assets. For the Company’s transportation assets operating under market-based arrangements, revenues are driven by volumes transported and tolls. For rate-regulated assets, revenues are charged in accordance with tolls established by the regulator and, in most cost-of-service based arrangements, is reflective of the Company’s cost to provide the service plus a regulator-approved rate of return.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this MD&A to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; and expected costs related to leak remediation and potential insurance recoveries.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas, NGL and green energy; prices of crude oil, natural gas, NGL and green energy; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas, NGL and green energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) or adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service date and expected capital expenditures include: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments. Management believes the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by U.S. GAAP and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations for a reconciliation of the GAAP and non-GAAP measures.

CORPORATE VISION, STRATEGY AND VALUES

VISION

Enbridge’s vision is to be the leading energy delivery company in North America. The Company transports, distributes and generates energy and its primary purpose is to deliver the energy North Americans need in the safest, most reliable and most efficient way possible.

Among its peers, Enbridge strives to be the leader, which means not only leadership in value creation for shareholders but also leadership with respect to safety, operational reliability, environmental stewardship, customer service, employee satisfaction and community investment. Value for shareholders is evident in the Company’s proven investment value proposition which combines visible growth, a reliable business model and a growing income stream.

STRATEGY

The Company’s initiatives center around six areas of strategic emphasis. These strategies are reviewed at least annually with direction from its Board of Directors.

1.             Commitment to Operational Safety and Reliability, and Environmental Protection;

2.             Focus on Project Execution;

3.             Attracting, Retaining and Developing Highly Capable People;

4.             Preserving Financial Strength and Flexibility;

5.             Strengthening Core Businesses; and

6.             Developing New Platforms for Growth and Diversification.

Commitment to Operational Safety and Reliability, and Environmental Protection

Operations safety and system integrity continues to be Enbridge’s number one priority and sets the foundation for the strategic plan. An important element of this priority is the ORM Plan which broadly aims to position Enbridge as the industry leader for system integrity, environmental and safety programs, and charts the course for best-in-class practices. Through the ORM Plan, the Company has enhanced its integrity management, leak detection and control systems. The ORM Plan has also bolstered incident response capabilities, employee and public safety, and improved communication with landowners and first responders. Further, in an ongoing commitment to foster a positive pervasive safety culture, Life Saving Rules were rolled out in early 2012 to all employees which support the goal of ensuring every employee returns home safely at the end of the day and that the Company’s customers and communities in which it operates are kept safe.

Focus on Project Execution

Timely and cost-effective execution of the existing slate of $27 billion in commercially secured projects continues to be a key priority for the Company. Enbridge believes project execution is a core competency and the Company continues to build upon its rigorous project management processes, primarily through the Major Projects group. The key strategy for Major Projects of delivering projects safely, on time and on budget is supported by repeatable and competitive proposal development; long-term supply chain agreements; quality design, materials and construction; extensive public consultation; robust cost, schedule and risk controls; developed project management expertise; and efficient project transition to operating units.

Attracting, Retaining and Developing Highly Capable People

Investing in the attraction, retention and development of employees and future leaders is fundamental to executing Enbridge’s aggressive growth strategy and creating sustainability for future success. People-related focus areas include broadening recruiting efforts beyond traditional industry and geographical reaches, ensuring succession capability through accelerated leadership development programs and building change management capabilities throughout the enterprise to ensure projects and initiatives achieve the intended benefits. Furthermore, Enbridge strives to maintain industry competitive compensation and retention programs that provide both short-term and long-term incentives.

Preserving Financial Strength and Flexibility

The maintenance of adequate financial strength and flexibility is crucial to Enbridge’s growth strategy. Enbridge’s financial strategies are designed to ensure the Company has sufficient financial flexibility to meet its capital requirements. To support this objective, the Company develops financing plans and strategies to maintain or improve its credit ratings, diversify its funding sources and maintain substantial standby bank credit capacity and access to capital markets in both Canada and the United States.

A key tenet of the Company’s reliable business model is mitigation of exposure to market price risks. The Company has robust risk management processes which ensure earnings volatility from market price risk is managed within the parameters of its earnings-at-risk policy. Enbridge will continue to proactively hedge interest rate, foreign exchange and commodity price exposures. Management of counterparty credit risk also remains an ongoing priority.

The Company continually assesses ways to generate value for shareholders, including reviewing opportunities that may lead to acquisitions, dispositions or other strategic transactions, some of which may be material. Opportunities are screened, analyzed and must meet operating, strategic and financial benchmarks before being pursued.

Strengthening Core Businesses

The Company has an established history of delivering on its value proposition through its Liquids Pipelines and gas transportation businesses which serve the transportation needs of key North American crude oil and natural gas markets. Shifting supply and demand fundamentals and North American price dislocations are driving significant infrastructure investment opportunities that Enbridge is well suited to capture in these core business segments.

Within the Liquids Pipelines segment, strategies are focused on expanding access to new markets in North America for growing production from western Canada and the Bakken, expanding the capacity of the mainline pipeline system and strengthening the Company’s position in the Alberta oil sands and Bakken regions to ensure growing production volumes ultimately flow on Enbridge’s downstream systems.

Through Enbridge’s new market access initiatives, shippers will be provided greater connectivity to markets in Ontario, Quebec, the Gulf Coast and upper-midwest, with the objective of being able to secure the best pricing for their products. Significant market access programs announced in 2012 included the Gulf Coast Access, Eastern Access and Light Oil Market Access programs. To facilitate these downstream growth projects and continued growth in base volumes, a number of supporting mainline expansions are being undertaken. The Company’s efforts to expand market access and provide better netbacks for producers include further initiatives to access the Canadian and United States east coast and eastern Gulf Coast markets, as well as development of the proposed Northern Gateway Project (Northern Gateway), which would provide access to markets off the Pacific coast of Canada.

Regional liquids pipeline development involves projects which connect new oil sands production to existing hubs on the Canadian Mainline. Enbridge, the largest pipeline operator in the oil sands region of Alberta, is currently developing close to $3.5 billion of commercially secured regional oil sands transportation facilities that are expected to be placed into service between 2012 and 2015, including the twinning and expansion of its Athabasca Pipeline and the expansion of its Waupisoo Pipeline. The Company also has $3.2 billion of secured system expansion projects in Saskatchewan and North Dakota, where Enbridge believes it is strategically located to capture increased production from the Bakken play.

The fundamentals of the natural gas market in North America have been altered significantly in recent years with the emergence of unconventional shale gas plays. The Company’s natural gas strategies include leveraging competitive advantages of its existing assets and expanding its footprint in these emerging areas. Alliance is well positioned to service developing regions in northeast British Columbia and the Bakken play, and is evaluating opportunities to expand its service offerings in those areas as well as strategies to attract liquids rich gas onto the system. Development of shale plays is also creating the need for additional Canadian midstream infrastructure; an opportunity which fits with the Company’s investment value proposition and which can leverage existing operational expertise. The Company’s first operations within this space are expected to commence with the completion of its Peace River Arch (PRA) Gas Development in 2013. Within the United States gas business, strategic priorities include expanding gathering and processing capacity, particularly in the Granite Wash area, and seeking opportunities to expand its service offerings, including NGL transportation. In addition to these onshore strategies, the Company continues to pursue crude oil and natural gas gathering expansion opportunities for ultra-deep projects in the Gulf of Mexico.

Developing New Platforms for Growth and Diversification

The development of new platforms to diversify and sustain long-term growth is an important strategy for Enbridge. The Company is currently focusing its development efforts towards securing investment opportunities in renewable and gas-fired power generation, power transmission and select international assets. The Company also invests in early stage energy technologies that complement the Company’s core businesses.

Enbridge has advanced its renewable power strategy considerably over the last several years and has interests in a renewable energy portfolio with a generation capacity of more than 1,300 MW. Future investment may include earlier stage development opportunities, including expansion of existing sites. The Company is also assessing opportunities to invest in gas-fired generation, which is projected to grow significantly over the long-term based on natural gas supply fundamentals and the long-term natural gas price outlook. Power transmission is also an attractive growth opportunity and a complement to the Company’s electricity generation platform. There is substantial need for new transmission infrastructure in North America, with risk and return profiles that fit Enbridge’s investment value proposition. The Company is targeting completion of construction of the initial phase of its first transmission project, the Montana-Alberta Tie-Line (MATL), by the middle of 2013.

CORPORATE VALUES

Enbridge adheres to a strong set of core values that govern how it conducts its business and pursues strategic priorities. In light of the significant growth in employees in recent years and projected future growth, the Company recently refreshed and re-emphasized these values, articulated as: “Enbridge employees demonstrate integrity, safety and respect in support of our communities, the environment and each other”. Employees are required to uphold these values in their interactions with each other, with customers, suppliers, landowners, community members and all others with whom the Company deals, and to ensure the Company’s business decisions are consistent with these values.

MAINTAINING THE COMPANY’S SOCIAL LICENSE

Earning and maintaining “social license” – the approval and acceptance of the communities in which the Company is proposing projects – is critical to Enbridge’s ability to execute on its growth plans. To earn the public’s trust, and to protect and reinforce the Company’s reputation with its stakeholders, Enbridge is committed to integrating Corporate Social Responsibility (CSR) into every aspect of its business. The Company defines CSR as conducting business in an ethical and responsible manner, protecting the environment and the safety of people, providing economic and other benefits to the communities in which the Company operates, supporting universal human rights and employing a variety of policies, programs and practices to manage corporate governance and ensure fair, full and timely disclosure. The Company provides its stakeholders with open, transparent disclosure of its CSR performance and prepares its annual CSR Report using the Global Reporting Initiative sustainability reporting guidelines, which serve as a generally accepted framework for reporting on an organization’s economic, environmental and social performance. The 2012 CSR Report can be found at http://csr.enbridge.com. None of the information contained on, or connected to, the Enbridge website is incorporated or otherwise part of this MD&A.

One of Enbridge’s CSR environmental objectives is its Neutral Footprint plan, which includes initiatives to counteract the environmental impact of all Enbridge’s pipeline expansion projects within five years of their occurrence. Neutral Footprint initiatives include:

•                  planting a tree for every tree the Company removes to build new facilities;

•                  conserving an acre of land for every acre of wilderness the Company permanently impacts; and

•                  generating a kilowatt of renewable energy for every kilowatt the Company’s expansions consume.

Progress updates on the Company’s Neutral Footprint initiatives can be found at http://www.enbridge.com/neutralfootprint and in the annual CSR Report. None of the information contained on, or connected to, the Enbridge website is incorporated or otherwise part of this MD&A.

To complement community investments in its Canadian and United States operating areas, Enbridge created the energy4everyone foundation (the Foundation) in 2009. The Foundation aims to leverage the expertise and resources of the Canadian energy industry to affect significant positive change through the delivery and deployment of affordable, reliable and sustainable energy services and technologies in communities in need around the world. To date, the Foundation has completed projects in Costa Rica, Ghana, Nicaragua, Peru and Tanzania.

INDUSTRY FUNDAMENTALS

SUPPLY AND DEMAND FOR LIQUIDS

Enbridge has an established and successful history of being the largest transporter of crude oil to the United States, the world’s largest market. While United States demand for Canadian crude oil production will support the use of Enbridge infrastructure for the foreseeable future, North American and global crude oil supply and demand fundamentals are shifting and Enbridge has a crucial role to play in this transition by developing long-term transportation options that enable the efficient flow of crude oil from supply regions to end-use markets.

Overall, global energy consumption is expected to continue to grow; however, growth in crude oil demand is expected to be increasingly driven by emerging markets, such as China, India and the Middle East. In Organisation for Economic Co-operation and Development countries, including Canada, the United States and western Europe, conservation, stagnant population growth and a shift to alternative energy will reduce crude oil demand over the long term. Accordingly, there is a strategic opportunity for North American producers to meet growing global demand outside North America. Access to new markets is expected to improve netbacks for domestic producers as land-locked North American crude has, of late, traded at significant discounts to world oil prices.

In terms of supply, the Western Canada Sedimentary Basin (WCSB) continues to be viewed as one of the world’s largest and most secure supply sources of crude oil, and production from this region is expected to increase over the long term through continued investment in the Alberta oil sands. Investment in the WCSB has recovered significantly since the period of economic downturn in 2009 and 2010. Several new projects and expansions of existing oil sands production facilities have been added or accelerated due to supportive oil prices and the emergence of increased foreign investment.

One of the most fundamental shifts in crude oil supply in recent years is the emergence of shale oil plays. Shale oil plays, such as the Bakken in North Dakota, will be significant contributors to the overall forecasted increase in North American crude production. Increased production from these plays has been facilitated by new drilling and completion methods, which include hydraulic fracturing and horizontal drilling techniques.

The substantial growth in North American supply without a corresponding increase in domestic demand has introduced a number of challenges for the industry. In recent years, inventory levels have increased and several transportation bottlenecks have arisen within North America. A notable bottleneck exists in Cushing, Oklahoma, a major pipeline and storage hub, which has experienced heightened receipt of product without commensurate takeaway capacity. The oversupply to this land-locked market has resulted in a divergence between West Texas Intermediate (WTI) and world pricing, resulting in lower netbacks for North American producers than could otherwise be achieved if selling into global markets. In 2012, this price differential ranged from US$10 to as high as US$23 per barrel.

For WCSB producers, the oversupply on the continental United States continues to have an adverse effect on heavy crude oil prices from western Canada. With the United States over supplied and with insufficient access to alternative markets, including Asia, heavy crude oil prices for western Canada are expected to remain significantly discounted against WTI.

Enbridge’s role in helping to address evolving supply and demand fundamentals, and improving netbacks for producers, is to provide expanded pipeline capacity and sustainable connectivity to alternative markets. In 2012, Enbridge announced a record number of commercially secured projects within Liquids Pipelines to create additional market access solutions and regional oil sands infrastructure. Most notably, the Company’s announced market access initiatives included a $5.8 billion upsized Gulf Coast Access Program, a $2.7 billion Eastern Access Program and a $6.2 billion Light Oil Market Access Program. The Company is developing additional initiatives to access Canadian and United States east coast and eastern Gulf Coast markets. Despite these initiatives, and those of competitors, North American oil prices, including heavy oil prices from western Canada, will likely continue to lag behind world prices, heightening the need for pipeline access to growing Asian markets. Details of the Company’s Northern Gateway, a proposed pipeline system from Alberta to the coast of British Columbia, and associated marine terminal, along with the Company’s other projects under development, can be found in Growth Projects – Commercially Secured Projects and Growth Projects – Other Projects Under Development.

SUPPLY AND DEMAND FOR NATURAL GAS

Strong growth in North American natural gas production over the past few years has created an oversupplied market and a weak price environment. Although production growth is slowing, North America will continue to be over supplied until significant incremental gas demand arises.

North American gas demand has been outpaced by robust supply growth as a prolonged and fragile economic recovery has translated into weak industrial gas demand growth, despite relatively low gas prices. Further, consecutive warm winters have curbed heating demand. In contrast, low gas prices have supported gas-fired power generation as displacement of less competitive coal-fired generation reached unprecedented levels over the past year. Low gas prices are expected to persist, which should enable continued displacement of coal-fired generation. Any future retirement of older, less efficient coal generators could also potentially increase the share of overall power production portfolio held by gas-fired generation. Within Canada, natural gas demand growth is expected to be driven primarily by oil sands development.

Strong production growth from shale plays, supported by technological advancements in drilling techniques, has propelled United States domestic gas production to historic highs and has resulted in an enormous resource base. However, as the North American market has become oversupplied, gas prices have weakened and producers have in turn sharply reduced drilling activity except in regions where the gas is rich in NGL. Dry gas production has been supplanted by production from increased rich-gas drilling and associated gas volumes from oil drilling. However, the overall rate of gas production growth has slowed from prior years. In addition, the development of shale plays in close proximity to major gas markets, such as the Marcellus and Utica shale plays in the northeast United States, have been shifting North American gas flows, creating opportunities for new regional infrastructure but also challenges for existing infrastructure serving more traditional supply areas.

North American gas prices in 2012 fell to 10-year lows as rising gas production outpaced modest demand growth. While gas prices have recovered somewhat, the expectation is that gas prices will remain relatively low until there is more pervasive demand recovery.

Similar to crude oil, significant differentials exist between North American and world gas prices. Globally, liquefied natural gas (LNG) is being supplied to meet increasing energy demand as gas supplies in certain regions are abundant and gas is cleaner burning than other forms of hydrocarbons. The price for LNG in the world market is more closely linked to crude prices, providing an opportunity to capture more favourable netbacks on LNG exports from North America. Based on these fundamentals, there is an increasing probability that one or more projects to export LNG off the west Coast of Canada will proceed.

The NGL which can be extracted from liquids-rich gas streams include ethane, propane, butane, pentanes plus and natural gasoline, which are used in a variety of industrial, commercial and other applications. Prices for NGL are generally closely correlated with crude oil prices. In the current environment, where the differential between crude oil and natural gas prices is expected to remain historically wide, producers are being incented to shift drilling activity to rich gas regions in order to take advantage of strong NGL fractionation margins. This, in turn, is expected to drive a need for additional midstream processing facilities and transportation solutions to move growing supplies of NGL to market.

In response to these evolving natural gas and NGL fundamentals, Enbridge believes it is well positioned to provide value added solutions to producers. Alliance is uniquely configured to transport liquids-rich gas and is currently evaluating service offerings to best meet the needs of producers. The focus on liquids-rich gas development also creates opportunities for Aux Sable, a 50%-owned extraction and fractionation facility near Chicago, Illinois at the terminus of Alliance. Enbridge is also responding to the need for regional infrastructure with additional United States gathering and processing investments and is growing its Canadian midstream business. In addition, Enbridge is a partner in the Texas Express Pipeline (TEP) that will increase NGL pipeline capacity into Mont Belvieu, Texas, with an expected in-service date of mid-2013.

SUPPLY AND DEMAND FOR GREEN ENERGY

While traditional forms of energy are expected to continue to represent the major source of North American energy supply for the foreseeable future, a shift to a lower carbon-intensive economy has gained momentum. Over the last several years, many large power and infrastructure players, including Enbridge, have increased investment in renewable assets. Enbridge now has interests in more than 1,300 MW of renewable generation capacity.

Over the longer term, North American economic growth is anticipated to drive growing electricity consumption. In turn, growing electricity demand is expected to drive new generation capacity growth. The general consensus of energy analysts appears to be that the new generation capacity mix over the next 20 years will shift to lower carbon options such as natural gas or renewable sources of power generation. Although coal and nuclear facilities will continue to provide core electricity generation needs in North America, various emission regulations are anticipated which are expected to force the retirement of aging coal-fired units and restrict the permitting of new coal-fired electrical generation facilities (absent carbon capture and storage technologies). Most North American jurisdictions have also established or are in the process of establishing renewable portfolio standards which mandate the inclusion of a certain proportion of renewable energy generation in their future electricity generation mix. As a result, according to the United States Energy Information Administration, North America is expected to require sizable new generation capacity from alternative sources in order to meet growing electricity demand. Natural gas and renewable energy sources, including biomass, hydro, solar and wind, are likely to play an increasingly important role in the supply of longer-term electricity needs.

The United States National Renewable Energy Laboratory reports that North America has significant wind and solar resources, with wind alone having the potential to provide capacity for over 10,000 gigawatts of power generation. Solar resources in southwestern states such as Arizona, California, Colorado and Nevada are considered by many to be the best in the world for large-scale solar plants. According to Environment Canada, Canada also has an abundance of wind and solar resources, particularly with strong wind resources in the northeastern regions. Expanding renewable energy infrastructure in North America is not without challenges as these high quality wind and solar resources are often found in regions which are not in close proximity to high demand markets, requiring the need for new transmission capacity.

To date, the profitability of renewable energy projects has in part been supported by certain tax and government incentives. In the near-term, uncertainty over the continuing availability of tax or other government incentives, and the ability to secure long-term power purchase agreements (PPA) through government or investor-owned power authorities will hinder the pace of future new renewable capacity development. However, over time renewable generation is expected to be competitive with other modes of generation as wind turbine and solar panel costs continue to decline.

Enbridge owns nine wind farms and four solar farms, including the recently announced investment in the Massif du Sud Wind Project (Massif du Sud) in Quebec, and will continue to seek new opportunities to grow its portfolio of renewable power generation capacity. As noted, incremental renewable power generation requires increased transmission infrastructure. Enbridge expects to commence operating its first significant power transmission line, running between Montana and Alberta, in 2013, and will continue to seek opportunities to invest in new transmission facilities which meet the Company’s investment criteria.

GROWTH PROJECTS – COMMERCIALLY SECURED PROJECTS

In 2012, Enbridge secured a record number of new infrastructure growth projects. In aggregate, the Company added approximately $14 billion of projects across several business units, bringing the total inventory of commercially secured projects to approximately $27 billion. All of these projects are expected to come into service by 2016, and enable the Company to generate industry leading adjusted earnings per share growth over this period.

The bulk of new projects secured were within Liquids Pipelines and Sponsored Investments, highlighted by three major new market access initiatives. The $5.8 billion Gulf Coast Access Program, which includes the Seaway Pipeline, the Flanagan South Pipeline Project and elements of the Canadian Mainline and Lakehead System Mainline expansions, is expected to provide capacity for as much as 850,000 barrels per day (bpd) of crude oil to reach the large refinery markets in the Gulf Coast. The $2.7 billion Eastern Access Program is expected to allow for greater access for crude oil into Chicago, further east into Toledo and ultimately into Ontario and Quebec. The Eastern Access Program includes the Company’s Toledo pipeline expansion, Line 9 reversal, the existing Spearhead North pipeline expansion, Line 6B replacement and Line 5 expansion. Finally, the $6.2 billion Light Oil Market Access Program brings together a group of projects to support the increasing supply of light oil from Canada and the Bakken and also supplement the Eastern Access Program through the upsize of the Line 9B and Line 6B capacity expansion. The Light Oil Market Access Program also includes the Southern Access Extension, Canadian Mainline System Terminal Flexibility and Connectivity and twinning of the Spearhead North pipeline and Line 61 expansion included within the Lakehead System Mainline Expansion. These market access initiatives include several mainline system expansion projects which are designed to ensure that there is sufficient capacity to feed these new extensions.

The table below summarizes the current status of the Company’s commercially secured projects, organized by business segment.

		Estimated Capital Cost[1]	Expenditures to Date[2]	Expected In-Service Date	Status
(Canadian dollars, unless stated otherwise)
LIQUIDS PIPELINES
1.	Edmonton Terminal Expansion	$0.2 billion	$0.2 billion	2012	Complete
2.	Wood Buffalo Pipeline	$0.4 billion	$0.3 billion	2012	Complete
3.	Woodland Pipeline	$0.3 billion	$0.3 billion	2012	Complete
4.	Waupisoo Pipeline Capacity Expansion	$0.3 billion	$0.3 billion	2012-2013 (in phases)	Complete

		Estimated Capital Cost[1]	Expenditures to Date[2]	Expected In-Service Date	Status
5.	Seaway Crude Pipeline System Acquisition/Reversal/Expansion Twinning/Extension	US$1.3 billion US$1.1 billion	US$1.2 billion US$0.1 billion	2012-2013 2014	Complete Pre-construction
6.	Suncor Bitumen Blend	$0.2 billion	$0.1 billion	2013	Under construction
7.	Norealis Pipeline	$0.5 billion	$0.2 billion	2013	Under construction
8.	Eddystone Rail Project	US$0.1 billion	No significant expenditures to date	2013	Pre-construction
9.	Athabasca Pipeline Capacity Expansion	$0.4 billion	$0.2 billion	2013-2014 (in phases)	Under construction
10.	Eastern Access[3] Toledo Expansion Line 9 reversal	US$0.2 billion $0.4 billion	US$0.1 billion No significant expenditures to date	2013 2013-2014	Under construction Pre-construction
11.	Flanagan South Pipeline Project	US$2.8 billion	US$0.2 billion	2014	Pre-construction
12.	Canadian Mainline Expansion	$0.6 billion	No significant expenditures to date	2014-2015 (in phases)	Pre-construction
13.	Athabasca Pipeline Twinning	$1.2 billion	No significant expenditures to date	2015	Pre-construction
14.	Edmonton to Hardisty Expansion	$1.8 billion	No significant expenditures to date	2015	Pre-construction
15.	Southern Access Extension	US$0.8 billion	No significant expenditures to date	2015	Pre-construction
16.	Canadian Mainline System Terminal Flexibility and Connectivity	$0.6 billion	No significant expenditures to date	2013-2016 (in phases)	Pre-construction

GAS DISTRIBUTION
17.	Greater Toronto Area Project	$0.6 billion	No significant expenditures to date	2015	Pre-construction

GAS PIPELINES, PROCESSING AND ENERGY SERVICES
18.	Silver State North Solar Project[4]	US$0.2 billion	US$0.2 billion	2012	Complete
19.	Massif du Sud Wind Project	$0.2 billion	$0.1 billion	2012-2013	Complete
20.	Lac Alfred Wind Project	$0.3 billion	$0.2 billion	2013 (in phases)	Under construction
21.	Cabin Gas Plant	$0.8 billion	$0.7 billion	To be determined	Deferred
22.	Peace River Arch Gas Development	$0.3 billion	$0.1 billion	2012-2014 (in phases)	Under construction
23.	Tioga Lateral Pipeline	US$0.1 billion	No significant expenditures to date	2013	Under construction
24.	Venice Condensate Stabilization Facility	US$0.2 billion	US$0.1 billion	2013	Under construction
25.	Walker Ridge Gas Gathering System	US$0.4 billion	US$0.1 billion	2014	Pre-construction
26.	Big Foot Oil Pipeline	US$0.2 billion	US$0.1 billion	2014	Pre-construction
27.	Heidelberg Lateral Pipeline	US$0.1 billion	No significant expenditures to date	2016	Pre-construction

SPONSORED INVESTMENTS
28.	EEP - Bakken Expansion Program	US$0.3 billion	US$0.2 billion	2013	Substantially complete

		Estimated Capital Cost[1]	Expenditures to Date[2]	Expected In-Service Date	Status
29.	The Fund - Bakken Expansion Program	$0.2 billion	$0.1 billion	2013	Substantially complete
30.	EEP - Berthold Rail Project	US$0.1 billion	US$0.1 billion	2013	Under construction
31.	EEP - Ajax Cryogenic Processing Plant	US$0.2 billion	US$0.2 billion	2013	Under construction
32.	EEP - Cushing Terminal Storage Expansion Project	US$0.2 billion	US$0.1 billion	2012-2013 (in phases)	Under construction
33.	EEP - South Haynesville Shale Expansion	US$0.3 billion	US$0.2 billion	2012+ (in phases)	Under construction
34.	EEP - Bakken Access Program	US$0.1 billion	US$0.1 billion	2013	Under construction
35.	EEP - Texas Express Pipeline	US$0.4 billion	US$0.2 billion	2013	Under construction
36.	EEP - Line 6B 75-Mile Replacement Program	US$0.3 billion	US$0.2 billion	2013	Under construction
37.	EEP - Eastern Access	US$2.6 billion	US$0.3 billion	2013-2016 (in phases)	Pre-construction
38.	EEP - Lakehead System Mainline Expansion	US$2.4 billion	No significant expenditures to date	2014-2016 (in phases)	Pre-construction
39.	EEP - Sandpiper Project	US$2.5 billion	No significant expenditures to date	2016	Pre-construction

CORPORATE
40.	Montana-Alberta Tie-Line	US$0.4 billion	US$0.3 billion	2013-2014 (in stages)	Under construction

1	These amounts are estimates and subject to upward or downward adjustment based on various factors. As appropriate, the amounts reflect Enbridge’s share of joint venture projects.
2	Expenditures to date reflect total cumulative expenditures incurred from inception of project up to December 31, 2012.
3	See Growth Projects – Commercially Secured Projects – Sponsored Investments – Enbridge Energy Partners, L.P. – Eastern Access for project discussion.
4

Expenditures to date reflect total expenditures before receipt of US$55 million payment from the United States Treasury. See Growth Projects – Commercially Secured Projects – Gas Pipelines, Processing and Energy Services – Silver State North Solar Project.

Risks related to the development and completion of growth projects are described under Risk Management and Financial Instruments – General Business Risks.

LIQUIDS PIPELINES

Edmonton Terminal Expansion

The Edmonton Terminal Expansion Project involved expanding the tankage of the mainline terminal at Edmonton, Alberta. The expansion was required to accommodate growing oil sands production receipts both from Enbridge’s Waupisoo Pipeline and other non-Enbridge pipelines. Construction was completed and the project was placed into service in December 2012, adding four tanks, three booster pumps and related infrastructure, and expanding the tankage of the mainline terminal by one million barrels. The project was completed under budget with a final cost of approximately $0.2 billion.

Wood Buffalo Pipeline

Under an agreement with Suncor Energy Inc. (Suncor), Enbridge constructed a new, 95-kilometre (59-mile), 30-inch diameter crude oil pipeline, connecting the Athabasca Terminal, adjacent to Suncor’s oil sands plant, to the Cheecham Terminal, which is the origin point of Enbridge’s Waupisoo Pipeline. The Waupisoo Pipeline delivers crude oil from several oil sands projects to the Edmonton, Alberta mainline hub. The new Wood Buffalo Pipeline was placed into service in October 2012 and it parallels the existing Athabasca Pipeline. Additional expenditures will be incurred in 2013 and the estimated capital cost remains at approximately $0.4 billion, with expenditures to date of approximately $0.3 billion.

Norman Wells
Zama
7
Fort McMurray
2
6
3
4
13
1
Edmonton
16
9
14
Hardisty
12
Blaine
Portland
Superior
Montreal
Toronto
Sarnia
10
Toledo
8
Casper
Salt Lake City
Chicago
11
15
Patoka
Wood River
Cushing
5
Houston
New Orleans

Current Assets
Growth Opportunities

Liquids Pipelines

1 Edmonton Terminal Expansion
2 Wood Buffalo Pipeline
3 Woodland Pipeline
4 Waupisoo Pipeline Capacity Expansion
5 Seaway Crude Pipeline System (including acquisition, reversal, expansion, twinning and extension)
6 Suncor Bitumen Blend
7 Norealis Pipeline
8 Eddystone Rail Project
9 Athabasca Pipeline Capacity Expansion
10 Eastern Access (Toledo expansion and Line 9 reversal)
11 Flanagan South Pipeline Project
12 Canadian Mainline Expansion
13 Athabasca Pipeline Twinning
14 Edmonton to Hardisty Expansion
15 Southern Access Extension
16 Canadian Mainline System Terminal Flexibility and Connectivity

Woodland Pipeline

Enbridge entered into a joint venture agreement with Imperial Oil Resources Ventures Limited and ExxonMobil Canada Properties to provide for the transportation of blended bitumen from the Kearl oil sands mine to crude oil hubs in the Edmonton, Alberta area. The project is being phased with the mine expansion, with the first phase involving construction of a new 140-kilometre (87-mile) 36-inch diameter pipeline from the mine to the Cheecham Terminal, and service on Enbridge’s existing Waupisoo Pipeline from Cheecham to the Edmonton area. The total estimated cost of the Phase I pipeline from the mine to the Cheecham Terminal and related facilities is approximately $0.5 billion, of which Enbridge’s share is approximately $0.3 billion. Enbridge’s share of total project expenditures to date is approximately $0.3 billion. Although the completed pipeline was available for service in November 2012, Enbridge expects the pipeline will be placed into service in the first quarter of 2013, commensurate with the start-up of the Kearl oil sands mine.

Waupisoo Pipeline Capacity Expansion

The Waupisoo Pipeline Capacity Expansion provided 65,000 bpd of additional capacity in the fourth quarter of 2012. Two stations that will provide a further 190,000 bpd of additional capacity have been completed and are anticipated to be placed into service in the third quarter of 2013 when they are expected to be required to accommodate additional throughput. The total cost of the project was approximately $0.3 billion.

Seaway Crude Pipeline System

Acquisition of Interest

In 2011, Enbridge acquired a 50% interest in the Seaway Pipeline at a cost of approximately US$1.2 billion. Seaway Pipeline includes the 805-kilometre (500-mile), 30-inch diameter long-haul system from Freeport, Texas to Cushing, Oklahoma. For further details about Seaway Pipeline refer to Liquids Pipelines – Seaway Pipeline.

Reversal and Expansion

The flow direction of the Seaway Pipeline has been reversed, enabling it to transport crude oil from the oversupplied hub in Cushing, Oklahoma to the Gulf Coast. The initial reversal of the pipeline and preliminary service commenced in the second quarter of 2012, providing initial capacity of 150,000 bpd. Further pump station additions and modifications were completed in January 2013, increasing capacity available to shippers to up to approximately 400,000 bpd, depending on crude slate. Actual throughput experienced to date in 2013 has been curtailed due to constraints on third party takeaway facilities. A lateral from the Seaway Jones Creek tankage to the ECHO crude oil terminal in Houston, Texas should eliminate these constraints when it comes into service, expected in the fourth quarter of 2013.

Twinning and Extension

In March 2012, based on additional capacity commitments from shippers, plans were announced to proceed with an expansion of the Seaway Pipeline through construction of a second line that is expected to more than double its capacity to 850,000 bpd in mid-2014. This 30-inch diameter pipeline will follow the same route as the existing Seaway system. Included in the project scope is a 105-kilometre (65-mile), 36-inch new-build lateral from the Seaway Jones Creek facility southwest of Houston, Texas into Enterprise Product Partners L.P.’s (Enterprise) ECHO crude oil terminal (ECHO Terminal) southeast of Houston.

In addition, a 137-kilometre (85-mile) pipeline will be constructed from the ECHO Terminal to the Port Arthur/Beaumont, Texas refining center to provide shippers access to the region’s heavy oil refining capabilities. This extension will offer capacity of 560,000 bpd and, subject to regulatory approvals, is expected to be available in the first quarter of 2014.

Including the acquisition of the 50% interest in the Seaway Pipeline, Enbridge’s total expected cost for the Seaway Pipeline is approximately US$2.4 billion. The acquisition, reversal and expansion are expected to cost US$1.3 billion, with the twinning, extension and lateral to the ECHO Terminal components of the project expected to cost approximately US$1.1 billion. Total expenditures incurred to date were approximately US$1.3 billion.

Suncor Bitumen Blend

In September 2012, Enbridge entered into an agreement with Suncor for a Bitumen Blend project, which includes the construction of a new 350,000 barrel tank, new blend and diluent lines and pumping capacity to connect with Suncor’s lines just outside Enbridge’s Athabasca Tank Farm. These new facilities will enable Suncor to transport blended bitumen volumes from its Firebag production into the Wood Buffalo pipeline. The estimated cost for the project is approximately $0.2 billion, with expenditures to date of approximately $0.1 billion. The Bitumen Blend project is expected to be in-service in the second quarter of 2013.

South Cheecham Rail and Truck Terminal

The Company has partnered with Keyera Corp. to construct the South Cheecham Rail and Truck Terminal (the Terminal), located approximately 75 kilometres (47 miles) southeast of Fort McMurray, Alberta. The Terminal, to be developed in phases, will be a multi-purpose hydrocarbon rail and truck terminal, designed to support bitumen producers within the Athabasca oil sands area and facilitate product in and out. In addition to the facilities for handling diluent and diluted bitumen at the Terminal, the initial phase is planned to include a diluted bitumen pipeline connection to Enbridge’s existing Cheecham Terminal. Construction is underway and completion of the first phase is expected to take place in the second quarter of 2013 for a total cost of approximately $90 million. Enbridge’s share of the project costs will be based upon its 50% joint venture interest.

Norealis Pipeline

In order to provide pipeline and terminaling services to the proposed Husky Energy Inc. operated Sunrise Oil Sands Project, the Company is undertaking construction of a new originating terminal (Norealis Terminal), a 112-kilometre (66-mile) 24-inch diameter pipeline from the Norealis Terminal to the Cheecham Terminal, and additional tankage at Cheecham. The estimated cost of the project is approximately $0.5 billion, with expenditures to date of approximately $0.2 billion. The project is expected to be available for service by the end of 2013.

Eddystone Rail Project

In November 2012, the Company announced that it had entered into a joint venture agreement with Canopy Prospecting Inc. to develop a unit-train unloading facility and related local pipeline infrastructure near Philadelphia, Pennsylvania to deliver Bakken and other light sweet crude oil to Philadelphia area refineries. The Eddystone Rail Project will include leasing portions of a power generation facility and reconfiguring existing track to accommodate 120-car unit-trains, installing crude oil offloading equipment, refurbishing an existing 200,000 barrel tank and upgrading an existing barge loading facility. Subject to regulatory and other approvals, the project is expected to be placed into service by the end of 2013 to receive and deliver an initial capacity of 80,000 bpd, expandable to 160,000 bpd. The total estimated cost of the project is approximately US$68 million and Enbridge’s share of the project costs will be based upon its 75% joint venture interest.

Athabasca Pipeline Capacity Expansion

The Company is undertaking an expansion of its Athabasca Pipeline to its full capacity to accommodate additional contractual commitments, including incremental production from the Christina Lake Oilsands Project operated by Cenovus Energy Inc. This expansion is expected to increase the capacity of the Athabasca Pipeline to its maximum capacity of approximately 570,000 bpd, depending on the mix of crude oil types. The estimated cost of the entire expansion is approximately $0.4 billion, with expenditures to date of approximately $0.2 billion. The initial expansion to 430,000 bpd of capacity is expected to be placed into service by the end of the first quarter of 2013. The balance of additional capacity is expected to be available by early 2014. The Athabasca Pipeline transports crude oil from various oil sands projects to the mainline hub at Hardisty, Alberta.

Flanagan South Pipeline Project

The 950-kilometre (590-mile) Flanagan South Pipeline will have an initial capacity of approximately 585,000 bpd to transport crude oil from the Company’s terminal at Flanagan, Illinois to Cushing, Oklahoma. The 36-inch diameter pipeline will be installed adjacent to the Company’s Spearhead Pipeline for the majority of the route. Subject to regulatory and other approvals, the pipeline is expected to be in service by mid-2014. The estimated cost of the project is approximately US$2.8 billion, with expenditures to date of approximately US$0.2 billion.

Canadian Mainline Expansion

In May 2012, Enbridge announced an estimated $0.2 billion expansion of the Alberta Clipper line between Hardisty, Alberta and the Canada/United States border near Gretna, Manitoba. The current scope of the project involves the addition of pumping horsepower sufficient to raise the capacity of the Alberta Clipper line by 120,000 bpd to a capacity of 570,000 bpd and is expected to be in service by mid-2014. The expansion remains subject to National Energy Board (NEB) approval.

In January 2013, Enbridge announced a further expansion of the Canadian Mainline system between Hardisty, Alberta and the Canada/United States border near Gretna, Manitoba, at an estimated cost of $0.4 billion, bringing the total expected cost for the expansion to approximately $0.6 billion. Subject to NEB approval, the current scope of the additional expansion involves the addition of pumping horsepower sufficient to raise the capacity of the Alberta Clipper line by another 230,000 bpd to its full capacity of 800,000 bpd. This component of the expansion is expected to be in service in 2015.

Athabasca Pipeline Twinning

This project involves the twinning of the southern section of the Company’s Athabasca Pipeline from Kirby Lake, Alberta to the Hardisty, Alberta crude oil hub to provide additional capacity to serve expected oil sands growth in the Kirby Lake producing region. The expansion project, with an estimated cost of approximately $1.2 billion, will include 345 kilometres (210 miles) of 36-inch pipeline adjacent to the existing Athabasca Pipeline right-of-way. The initial annual capacity of the pipeline will be approximately 450,000 bpd, with expansion potential to 800,000 bpd. The line is expected to enter service in 2015.

Edmonton to Hardisty Expansion

In November 2012, the Company announced plans to proceed with an expansion of the Canadian Mainline system between Edmonton, Alberta and Hardisty, Alberta. The expansion project, with an estimated cost of approximately $1.8 billion, will include 181 kilometres (112 miles) of new 36-inch diameter pipeline, expected to generally follow the same route as Enbridge’s existing Line 4 pipeline, and new terminal facilities at Edmonton which include five new 500,000 barrel tanks and connections into existing infrastructure at Hardisty Terminal. The initial capacity of the new line is expected to be approximately 570,000 bpd, with expansion potential to 800,000 bpd. Subject to regulatory approvals, the project is expected to be placed into service in 2015.

Southern Access Extension

In December 2012, Enbridge announced that it will undertake the Southern Access Extension project, which will consist of the construction of a new 265-kilometre (165-mile), 24-inch diameter crude oil pipeline from Flanagan to Patoka, Illinois as well as additional tankage and two new pump stations. Subject to regulatory approval, the project is expected to be placed into service in 2015 at an approximate cost of US$0.8 billion. The initial capacity of the new line is expected to be approximately 300,000 bpd. The Company also announced a binding open season to solicit commitments from shippers for capacity on the proposed pipeline. The open season closed in January 2013 and the Company is evaluating the results. Prior to launching the open season, Enbridge had already received sufficient capacity commitments from an anchor shipper to support the 24-inch pipeline as proposed.

Canadian Mainline System Terminal Flexibility and Connectivity

In December 2012, as part of the Light Oil Market Access Program initiative, the Company announced that it will undertake the Canadian Mainline System Terminal Flexibility and Connectivity project in order to accommodate additional light oil volumes and enhance the operational flexibility of the Canadian mainline terminals. The cost of the project is expected to be approximately $0.6 billion, with varying completion dates between 2013 and 2016 related to existing terminal facility modifications, comprised of upgrading existing booster pumps, additional booster pumps and new tank line connections.

GAS DISTRIBUTION

Greater Toronto Area Project

In September 2012, EGD announced plans to expand its natural gas distribution system in the Greater Toronto Area (GTA) to meet the demands of growth and continue the safe and reliable delivery of natural gas to current and future customers. At an expected cost of approximately $0.6 billion, the proposed GTA project will consist of two segments of pipeline and related facilities to upgrade the existing distribution system that delivers natural gas to several municipalities in Ontario. In December 2012, the Company filed an application with the Ontario Energy Board (OEB), and, subject to OEB approval, construction is targeted to start in 2014, with completion expected by the end of 2015.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

Silver State North Solar Project

In March 2012, Enbridge secured a 100% interest in the development of the 50-MW Silver State, located 65 kilometres (40 miles) south of Las Vegas, Nevada. The project, which began commercial operation in May 2012, was constructed under a fixed-price engineering, procurement and construction agreement with First Solar. First Solar is providing operations and maintenance services under a long-term contract. Energy output is being delivered to NV Energy, Inc. under a 25-year PPA. The Company’s total investment in the project was approximately US$0.2 billion. In October 2012, the Company received a US$55 million payment from the United States Treasury under a program which reimburses eligible applicants for a portion of costs related to installing specified renewable energy property.

Massif du Sud Wind Project

In December 2012, Enbridge secured a 50% interest in the 150-MW Massif du Sud development, located 100 kilometres (60 miles) east of Quebec City, Quebec. Project construction was completed in December 2012 and commercial operation commenced in January 2013. Massif du Sud delivers energy to Hydro-Quebec under a 20-year PPA. The Company’s total investment in the project is approximately $0.2 billion with expenditures to date of approximately $0.1 billion. Additional expenditures are expected to be incurred into 2013.

Lac Alfred Wind Project

Enbridge secured a 50% interest in the development of the 300-MW Lac Alfred Wind Project (Lac Alfred), located 400 kilometres (250 miles) northeast of Quebec City in Quebec’s Bas-Saint-Laurent region. The project is being constructed under a fixed price, turnkey, engineering, procurement and construction agreement and is being undertaken in two phases. Phase 1, providing 150-MW, was completed and commenced commercial operations in January 2013, with Phase 2, for the remaining 150-MW, expected to be completed in the third quarter of 2013. Lac Alfred is delivering energy to Hydro-Quebec under a 20-year PPA. The Company’s total investment in the project is expected to be approximately $0.3 billion, with expenditures to date of approximately $0.2 billion.

Cabin Gas Plant

In 2011, the Company secured a 71% interest in the development of the Cabin Gas Plant (Cabin), located 60 kilometres (37 miles) northeast of Fort Nelson, British Columbia in the Horn River Basin. The Company’s total investment in phases 1 and 2 of Cabin was expected to be approximately $1.1 billion. In October 2012, the Company and its partners announced plans to defer both the commissioning of phase 1 and the construction of phase 2. In December 2012, Enbridge began earning fees for its investment made to date in both phases 1 and 2. Under the deferral, the Company’s total investment in phases 1 and 2 is now expected to be approximately $0.8 billion, with expenditures to date of approximately $0.7 billion. Additional expenditures related to the deferral will continue to be incurred in 2013.

Peace River Arch Gas Development

In November 2012, the Company completed the acquisition from Encana Corporation (Encana) of certain sour gas gathering and compression facilities. These facilities, which are either currently in service or under construction, are located in the PRA region of northwest Alberta. The project will be completed in phases with new gathering lines expected to be in service in late 2013 and new NGL handling facilities expected to be completed in first quarter of 2014. Enbridge’s investment in the PRA Gas Development is expected to be approximately $0.3 billion, with expenditures to date of approximately $0.1 billion. Enbridge is also working exclusively with Encana on facility scoping for development of additional major midstream facilities in the liquids-rich PRA region. Financial terms of the PRA Gas Development are expected to be substantially consistent with previously established terms of the Cabin development.

21
22
Fort St. John
Fort McMurray
Edmonton
Hardisty
23
20
19
Quebec City
Superior
Toronto
Sarnia
Chicago
Toledo
Denver
18
Cushing
Houston
New Orleans
24
26
27
25

Current Assets
Growth Opportunities

Gas Pipelines, Processing and Energy Services

- **18** Silver State North Solar Project
- **19** Massif du Sud Wind Project
- **20** Lac Alfred Wind Project
- **21** Cabin Gas Plant
- **22** Peace River Arch Gas Development
- **23** Tioga Lateral Pipeline
- **24** Venice Condensate Stabilization Facility
- **25** Walker Ridge Gas Gathering System
- **26** Big Foot Oil Pipeline
- **27** Heidelberg Lateral Pipeline

Tioga Lateral Pipeline

Alliance Pipeline US is constructing a natural gas pipeline lateral and associated facilities to connect production from the Hess Tioga field processing plant in the Bakken region of North Dakota to the Alliance mainline near Sherwood, North Dakota. The 124-kilometre (77-mile) Tioga Lateral Pipeline will facilitate movement of liquids-rich natural gas to NGL processing facilities owned by Aux Sable at the terminus of Alliance. The pipeline will have an initial design capacity of approximately 106 million cubic feet per day (mmcf/d), which can be expanded based on shipper demand. Through its 50% ownership interest in Alliance Pipeline US, Enbridge’s expected cost related to the project is approximately US$0.1 billion. In October 2012, Alliance Pipeline US executed a contract with Hess Corporation (Hess) as an anchor shipper. Aux Sable Liquids Products and Hess have reached a concurrent agreement for the provision of NGL services. Regulatory approval from the Federal Energy Regulatory Commission (FERC) was received in September 2012 and construction commenced early October 2012, with an expected third quarter 2013 in-service date.

Venice Condensate Stabilization Facility

The Company is carrying out an estimated US$0.2 billion expansion of the Venice Condensate Stabilization Facility (Venice) at its Venice, Louisiana facility within its Offshore business. Expenditures to date are approximately US$0.1 billion. The expanded condensate processing capacity is required to accommodate additional natural gas production from the Olympus offshore oil and gas development. Natural gas production from Olympus will move to Enbridge’s onshore facility at Venice via Enbridge’s Mississippi Canyon offshore pipeline system where it will be processed to separate and stabilize the condensate. The expansion, which is expected to more than double the capacity of the facility to approximately 12,000 barrels of condensate per day, is expected to be in service in late 2013.

Walker Ridge Gas Gathering System

The Company executed definitive agreements in 2010 with Chevron USA, Inc. (Chevron) and Union Oil Company of California to expand its central Gulf of Mexico offshore pipeline system. Under the terms of the agreements, Enbridge will construct, own and operate the Walker Ridge Gas Gathering System (WRGGS) to provide natural gas gathering services to the proposed Jack, St. Malo and Big Foot ultra-deep water developments. The WRGGS includes 274 kilometres (170 miles) of 8-inch or 10-inch diameter pipeline at depths of up to approximately 2,150 meters (7,000 feet) with capacity of 0.1 billion cubic feet per day (bcf/d). WRGGS is expected to be in service in 2014 and is expected to cost approximately US$0.4 billion, with expenditures to date of approximately US$0.1 billion.

Big Foot Oil Pipeline

The Company executed definitive agreements in 2011 with Chevron, Statoil Gulf of Mexico LLC and Marubeni Oil & Gas (USA) Inc. to construct and operate a 64-kilometre (40-mile) 20-inch oil pipeline with capacity of 100,000 bpd from the proposed Big Foot ultra-deep water development in the Gulf of Mexico. This crude oil pipeline project is complementary to Enbridge’s plans to construct the WRGGS. The estimated cost of the Big Foot Oil Pipeline, which will be located about 274 kilometres (170 miles) south of the coast of Louisiana, is approximately US$0.2 billion, with expenditures to date of approximately US$0.1 billion. This project is expected to be in service in 2014.

Heidelberg Lateral Pipeline

In November 2012, Enbridge announced it will build, own and operate a crude oil pipeline in the Gulf of Mexico to connect the proposed Heidelberg development, operated by Anadarko Petroleum Corporation (Anadarko), to an existing third-party system. The Heidelberg Lateral Pipeline (Heidelberg), a 20-inch, 55-kilometre (34-mile) pipeline, will originate in Green Canyon Block 860, approximately 320 kilometres (200 miles) southwest of New Orleans, Louisiana, and in an estimated 1,600 metres (5,300 feet) of water. Subject to regulatory and other approvals, as well as sanctioning of the development by Anadarko and its project co-owners, Heidelberg is expected to be operational by 2016 at an approximate cost of US$0.1 billion.

SPONSORED INVESTMENTS

Bakken Expansion Program

A joint project to further expand crude oil pipeline capacity to accommodate growing crude oil production from the Bakken and Three Forks formations located in Montana, North Dakota, Saskatchewan and Manitoba is being undertaken by EEP and the Fund. Upon completion, which is expected in the first quarter of 2013, and subject to NEB approval, the Bakken Expansion Program will provide capacity of 145,000 bpd. The United States component is being undertaken by EEP and the Canadian component is being undertaken by the Fund. The estimated capital cost for the Canadian portion remains at approximately $0.2 billion, with expenditures incurred to the end of December 2012 of approximately $0.1 billion. The estimated capital cost for the United States portion of the project is now approximately US$0.3 billion, with expenditures incurred to the end of December 2012 of approximately US$0.2 billion.

Enbridge Energy Partners, L.P.

Berthold Rail Project

The Berthold Rail project will expand capacity into the Berthold Terminal by 80,000 bpd and includes the construction of a three-unit train loading facility, crude oil tankage and other terminal facilities adjacent to existing infrastructure. The first phase of terminal facilities was completed in September 2012, providing additional capacity of 10,000 bpd to the Berthold Terminal. The loading facility and crude oil tankage are expected to be placed into service in the first quarter of 2013. The estimated cost of the project is approximately US$0.1 billion, with project expenditures to date of approximately US$0.1 billion.

Ajax Cryogenic Processing Plant

EEP is constructing an additional natural gas processing plant and other facilities on its Anadarko System. The Ajax Plant, with a planned capacity of 150 mmcf/d, is expected to be in service mid-2013. When operational, the Ajax Plant, in conjunction with the Allison Plant, is expected to increase total processing capacity on the Anadarko System to approximately 1,200 mmcf/d. The estimated cost of the project is approximately US$0.2 billion, with expenditures to date of approximately US$0.2 billion.

Cushing Terminal Storage Expansion Project

EEP has completed construction and placed into service 13 new crude oil storage tanks at its Cushing Terminal with an approximate shell capacity of 4.4 million barrels. With five tanks completed in 2011, the remaining eight tanks were placed into service throughout 2012. In July 2012, engineering design commenced on an additional three new tanks and associated infrastructure totaling 936,000 barrels of incremental shell capacity at EEP’s Cushing Terminal, at an estimated cost of US$39 million. The expected in-service date for the three tanks is now the fourth quarter of 2013. The total estimated cost to construct the 16 storage tanks and infrastructure, as required, is approximately US$0.2 billion, with expenditures to date of approximately US$0.1 billion.

South Haynesville Shale Expansion

EEP has expanded its East Texas natural gas pipeline system by constructing three lateral pipelines into the East Texas portion of the Haynesville shale, together with a large diameter lateral pipeline from Shelby County to Carthage. The expansion, completed in the second quarter of 2012 at an approximate cost of US$0.1 billion, increased capacity of EEP’s East Texas system by 900 mmcf/d.

EEP plans to invest an additional US$0.2 billion, with expenditures to date of approximately US$0.1 billion, to expand its East Texas system, including the construction of gathering and related treating facilities. EEP has signed long-term agreements with four major natural gas producers along the Texas side of the Haynesville shale to provide gathering, treating and transmission services. Completion of the additional expansion is dependent on drilling plans of these producers. Due to lower levels of producer activity in response to weak natural gas prices, EEP has deferred portions of its Haynesville natural gas expansion pending increases in drilling activity.

Edmonton
Hardisty
38
29
28
34
30
39
Superior
Toronto
Sarnia
36
37
Chicago
Toledo
Flanagan
38
31
32
Cushing
33
35
Houston
New Orleans

Current Assets
Growth Opportunities

Sponsored Investments

28 EEP - Bakken Expansion Program
29 The Fund - Bakken Expansion Program
30 EEP - Berthold Rail Project
31 EEP - Ajax Cryogenic Processing Plant
32 EEP - Cushing Terminal Storage Expansion Project
33 EEP - South Haynesville Shale Expansion
34 EEP - Bakken Access Program
35 EEP - Texas Express Pipeline
36 EEP - Line 6B 75-Mile Replacement Program
37 EEP - Eastern Access
38 EEP - Lakehead System Mainline Expansion
39 EEP - Sandpiper Project

Bakken Access Program

The Bakken Access Program represents an upstream expansion that will further complement EEP’s Bakken expansion. This expansion program will enhance crude oil gathering capabilities on the North Dakota System by 100,000 bpd. The program involves increasing pipeline capacity, constructing additional storage tanks and adding truck access facilities at multiple locations in western North Dakota at an approximate cost of US$0.1 billion, with expenditures to date of approximately US$0.1 billion. The Bakken Access Program is expected to be in service by mid-2013.

Texas Express Pipeline

The TEP is a joint venture with Enterprise, Anadarko and DCP Midstream LLC to design and construct a new NGL pipeline and two new NGL gathering systems which EEP will build and operate. EEP will invest approximately US$0.4 billion in the TEP, which will originate in Skellytown, Texas and extend approximately 935 kilometres (580 miles) to NGL fractionation and storage facilities in Mont Belvieu, Texas. Expenditures to date are approximately US$0.2 billion. TEP is expected to have an initial capacity of approximately 280,000 bpd and will be expandable to approximately 400,000 bpd. Approximately 250,000 bpd of capacity has been subscribed on the pipeline.

One of the new NGL gathering systems will connect TEP to natural gas processing plants in the Anadarko/Granite Wash production area located in the Texas Panhandle and western Oklahoma, while the second will connect TEP to central Texas Barnett Shale processing plants. Subject to regulatory approvals and finalization of commercial terms, the pipeline and portions of the gathering systems are expected to begin service in the third quarter of 2013.

Line 6B 75-Mile Replacement Program

This program includes the replacement of 120 kilometres (75 miles) of non-contiguous sections of Line 6B of EEP’s Lakehead System. The Line 6B pipeline runs from Griffith, Indiana through Michigan to the international border at the St. Clair River. The new segments are expected to be placed in service during 2013 in consultation with, and to minimize impact to, refiners and shippers served by Line 6B crude oil deliveries. These costs will be recovered through EEP’s tariff surcharge that is part of the system-wide rates for the Lakehead System. The total capital for this replacement program is estimated to be US$0.3 billion, with expenditures to date of approximately US$0.2 billion.

Eastern Access

The Eastern Access initiative includes several crude oil pipeline projects announced by Enbridge and EEP in 2011 and 2012 to provide increased access to refineries in the United States upper mid-west and eastern Canada. The current scope of Enbridge projects includes a reversal of its Line 9 and expansion of the Toledo Pipeline. The current scope of EEP projects includes an expansion of its Line 5 as well as United States mainline system expansions involving the Spearhead North Pipeline (Line 62) and further segments of Line 6B. The individual projects are further described below.

Enbridge plans to reverse a portion of its Line 9A in western Ontario to permit crude oil movements eastbound from Sarnia as far as Westover, Ontario at a revised estimated cost of approximately $48 million. With NEB approval received in July 2012, the Line 9A reversal is expected to be in service in late 2013.

Enbridge also plans to undertake a full reversal of its 240,000 bpd Line 9B from Westover, Ontario to Montreal, Quebec to serve refineries in Quebec. The Line 9B reversal is expected to be completed at an estimated cost of approximately $0.3 billion. Following an open season held on the Line 9B reversal project, further commitments were received that required an additional 80,000 bpd of delivery capacity within Ontario and Quebec. The Line 9B capacity expansion is expected to be completed at an estimated cost of approximately $0.1 billion. Subject to NEB regulatory approval, the Line 9B reversal and Line 9B capacity expansion are expected to be available for service in 2014 at a total estimated cost of approximately $0.4 billion.

Enbridge is also undertaking an 80,000 bpd expansion of its Toledo Pipeline (Line 17), which connects with the EEP mainline at Stockbridge, Michigan and serves refineries at Toledo, Ohio and Detroit, Michigan. The Toledo Pipeline expansion is expected to be available for service by the second quarter of 2013 at a cost of approximately US$0.2 billion, with expenditures to date of approximately US$0.1 billion.

Both the Toledo Pipeline and Line 9 assets are included in the Company’s Liquids Pipelines segment.

EEP is expanding its Line 5 light crude oil line between Superior, Wisconsin and Sarnia, Ontario by 50,000 bpd, at a cost of approximately US$0.1 billion. The Line 5 expansion is targeted to be in service during the first quarter of 2013.

EEP is also undertaking the expansion of its Line 62 between Flanagan and Griffith, Indiana by adding horsepower to increase capacity from 130,000 bpd to 235,000 bpd and adding a 330,000 barrel tank at Griffith. The Line 62 capacity expansion project is expected to be placed into service by the end of 2013. EEP also plans to replace additional sections of Line 6B in Indiana and Michigan to increase capacity from 240,000 bpd to 500,000 bpd, with a target in-service date of early 2014. The replacement of these sections of Line 6B is in addition to the Line 6B Replacement Program announced in 2011 and discussed previously. The expected cost of the United States mainline expansions is US$2.2 billion, and includes the US$0.1 billion cost of the previously discussed Line 5 expansion.

In December 2012, Enbridge and EEP announced a further upsizing of EEP’s Line 6B component of the Eastern Access Expansion initiative. The Line 6B capacity expansion from Griffith to Stockbridge, Michigan will increase capacity from 500,000 bpd to 570,000 bpd and will involve the addition of new pumps, existing station modifications and breakout tankage at the Griffith and Stockbridge terminals. Subject to regulatory and other approvals, the project is expected to be placed into service in 2016 at an estimated capital cost of approximately US$0.4 billion.

The total estimated cost of the United States mainline expansions, including the Line 6B capacity expansion project, is approximately US$2.6 billion, with expenditures to date of approximately US$0.3 billion. The Eastern Access Projects will be funded 60% by Enbridge and 40% with EEP having the option to reduce its funding and associated economic interest in the project by up to 15% before June 30, 2013. Furthermore, within one year of the final in-service date of the collective projects, EEP will have the option to increase its economic interest held at that time by up to 15%.

Lakehead System Mainline Expansion

In 2012, Enbridge and EEP announced several projects to expand capacity of the Lakehead System mainline between its origin at the Canada/United States border, near Neche, North Dakota, to Flanagan, Illinois. Included in the expansion are Alberta Clipper (Line 67) and Southern Access (Line 61).

The current scope of the Alberta Clipper expansion between the border and Superior, Wisconsin consists of two phases. The initial phase, announced in May 2012, includes a planned increase in capacity from 450,000 bpd to 570,000 bpd at an estimated capital cost of approximately US$0.2 billion. In January 2013, EEP announced a further expansion of the Lakehead System mainline between the border and Superior, to increase capacity from 570,000 bpd to 800,000 bpd, at an estimated capital cost of approximately US$0.2 billion. Subject to finalization of scope and regulatory and shipper approvals, including an amendment to the current Presidential border crossing permit to allow for operation of Line 67 at its currently planned operating capacity of 800,000 bpd, the target in-service dates for the proposed projects are mid-2014 for the initial phase and 2015 for the second phase. Both phases of the Alberta Clipper expansion would require only the addition of pumping horsepower and no pipeline construction.

The current scope of the Southern Access expansion between Superior and Flanagan, Illinois also consists of two phases. The initial phase, announced in May 2012, includes a planned increase in capacity from 400,000 bpd to 560,000 bpd at an estimated capital cost of approximately US$0.2 billion. In December 2012, EEP announced a further expansion of the Southern Access line between Superior and Flanagan, to increase capacity from 560,000 bpd to 1,200,000 bpd at an estimated capital cost of approximately US$1.3 billion. Both phases of the expansion would require only the addition of pumping horsepower and crude oil tanks at existing sites with no pipeline construction. Subject to finalization of scope and regulatory approvals, the target in-service date for the first phase of the expansion is expected to be in mid-2014. For the second phase of the expansion, which is also subject to finalization of design and regulatory approvals, the pump station expansion is expected to be available for service in 2015, with additional tankage requirements expected to be completed in 2016.

As part the Light Oil Market Access Program, Enbridge and EEP announced the capacity expansion of the Lakehead System between Flanagan, Illinois and Griffith, Indiana. This section of the Lakehead System will be expanded by constructing a 122-kilometre (76-mile), 36-inch diameter twin of the existing Spearhead North Pipeline (Line 62). The project is expected to be completed at an estimated cost of approximately US$0.5 billion. The new line will have an initial capacity of 570,000 bpd and is expected to be placed into service in 2015.

The projects collectively referred to as the Lakehead System Mainline Expansion are expected to cost approximately US$2.4 billion and will operate on a cost-of-service basis. The projects will be funded 60% by Enbridge and 40% by EEP under similar joint funding arrangement terms to those described under Growth Projects – Commercially Secured Projects – Sponsored Investments – Eastern Access. Furthermore, within one year of the final in service date, EEP will also have the option to increase its economic interest held at that time by up to 15%.

Sandpiper Project

In December 2012, Enbridge and EEP announced the Light Oil Market Access Program which consists of several individual projects. As part of this initiative, EEP plans to undertake the Sandpiper Project which will expand and extend EEP’s North Dakota feeder system. The Bakken takeaway capacity of the North Dakota System will be expanded by 225,000 bpd to a total of 580,000 bpd, with a target in-service date in 2016. The expansion will involve construction of an approximate 965-kilometre (600-mile) 24-inch diameter line from Beaver Lodge, North Dakota, to the Superior, Wisconsin, mainline system terminal. The new line will twin the 210,000 bpd North Dakota System mainline, which now terminates at Clearbrook Terminal in Minnesota, adding 225,000 bpd of capacity on the twin line between Beaver Lodge and Clearbrook, and 375,000 bpd of capacity between Clearbrook and Superior. The Sandpiper Project will be fully funded by EEP at an estimated capital cost of approximately US$2.5 billion. Subject to finalization of scope and regulatory approval, the capital cost will be rolled into the existing North Dakota System rate base, with the associated cost of service to be recovered in tolls.

CORPORATE
Montana-Alberta Tie-Line

MATL is a 345-kilometre (215-mile) transmission line from Great Falls, Montana to Lethbridge, Alberta, designed to take advantage of the growing supply of electric power in Montana and buoyant power demand in Alberta. The total expected cost for both the first 300-MW phase of MATL and the expansion for an additional 300-MW has been increased to approximately US$0.4 billion, with expenditures to date of approximately US$0.3 billion. The permits required for construction had been previously obtained and in December 2012 the Alberta Utility Commission in Canada approved the Company’s updated design modifications. The system’s north-bound capacity, which is fully contracted, is now targeted to be in service in the second quarter of 2013, with the expansion targeted to be completed by the end of 2014.

Neal Hot Springs Geothermal Project

The Company has partnered with U.S. Geothermal Inc. (U.S. Geothermal) to develop the 35-MW (22-MW, net) Neal Hot Springs Geothermal Project located in Malheur County, Oregon. U.S. Geothermal is constructing the plant and will operate the facility. The project declared commercial operation in November 2012, with the facility delivering electricity to the Idaho Power grid under a 25-year PPA. Enbridge invested approximately US$33 million for a 41% interest in the project.

GROWTH PROJECTS – OTHER PROJECTS UNDER DEVELOPMENT

The following projects are also currently under development by the Company, but have not yet met Enbridge’s criteria to be classified as commercially secured.

LIQUIDS PIPELINES

Woodland Pipeline Extension

In September 2012, Enbridge received approval from the Alberta Energy Resources Conservation Board (ERCB) to construct the Woodland Pipeline Extension Project. The project will extend the Woodland Pipeline south from Enbridge’s Cheecham Terminal to its Edmonton Terminal. The extension is a proposed 385-kilometre (228-mile), 36-inch diameter pipeline, requiring an investment of approximately $1.0 billion to $1.4 billion for an initial capacity of 400,000 bpd, expandable to 800,000 bpd. The estimated investment remains subject to finalization of scope and a definitive cost estimate. All major environmental approvals have been received and, subject to final commercial approval, Enbridge anticipates a 2015 in-service date. Project expenditures to date are approximately $0.1 billion, with pre-development costs being backstopped by shippers pending final commercial approval.

Trunkline Joint Venture

In February 2013, Enbridge entered into an agreement with Energy Transfer Partners L.P. (Energy Transfer) on the terms for joint development of a project to provide access to the eastern Gulf Coast refinery market from the Patoka, Illinois hub. Subject to FERC approval, the project will involve the conversion from natural gas service of certain segments of pipeline that are currently in operation as part of the natural gas system of Trunkline Gas Company, LLC, a wholly owned subsidiary of Energy Transfer and Energy Transfer Equity, L.P. The converted pipeline is expected to have a capacity of up to 420,000 to 660,000 bpd, depending on crude slate and the level of subscriptions received in an open season, and is expected to be in service by early 2015. Enbridge and Energy Transfer would each own a 50% interest in the venture. Enbridge’s participation in the venture is subject to a minimum level of commitments being obtained in the open season and on completion of due diligence on the conversion cost. Depending on the level of commitments and finalization of scope and capital cost estimates, Enbridge expects to invest approximately $1.2 billion to $1.7 billion.

Northern Gateway Project

Northern Gateway involves constructing a twin 1,177-kilometre (731-mile) pipeline system from near Edmonton, Alberta to a new marine terminal in Kitimat, British Columbia. One pipeline would transport crude oil for export from the Edmonton area to Kitimat and is proposed to be a 36-inch diameter line with an initial capacity of 525,000 bpd. The other pipeline would be used to import condensate and is proposed to be a 20-inch diameter line with an initial capacity of 193,000 bpd.

Northern Gateway submitted an application to the NEB in May 2010. The Joint Review Panel (JRP) established to review the proposed project, pursuant to the NEB Act and the Canadian Environmental Assessment Act, has a broad mandate to assess the potential environmental effects of the project and to determine if it is in the public interest. Following sessions with the public, including Aboriginal groups, and the provision of additional information by Northern Gateway, the JRP issued a Hearing Order in May 2011 outlining the procedures to be followed.

In August 2011, Northern Gateway filed commercial agreements with the NEB which provide for committed long-term service and capacity on both the proposed crude oil export and condensate import pipelines. Capacity has also been reserved for use by uncommitted shippers.

In the fall of 2011, Northern Gateway responded to written questions by intervenors and government participants.

In a Procedural Direction issued in December 2011, the JRP indicated community hearings would be scheduled so the Panel would hear all oral evidence from registered intervenors first, followed by oral statements from registered participants. Community hearings for oral evidence and statements took place between January and August 2012 in various communities. A written record of what was said each day in the community hearings is available on the Panel’s website. Intervenors responded to questions by Northern Gateway on July 6, 2012. Northern Gateway filed reply evidence to the evidence of the intervenors on July 20, 2012. The reply evidence contained details of further enhancements in pipeline design and operations. These extra measures, estimated to cost an additional $400 million to $500 million, together with additional marine infrastructure, result in a total estimated project cost of approximately $6.6 billion. The enhancements include: increasing pipeline wall thickness of the oil pipeline; additional pipeline wall thickness for water crossings such as major tributaries to the Fraser, Skeena and Kitimat Rivers; increasing the number of remotely-operated isolation valves by 50% within British Columbia to protect high-value fish habitat; increasing frequency of in-line inspection surveys across the entire Northern Gateway pipeline system by a minimum of 50% over and above current standards; installing dual leak detection systems; and staffing pump stations in remote locations on a 24 hour/7 day basis for on-site monitoring, heightened security and rapid response to abnormal conditions.

The final hearings commenced on September 4, 2012 where Northern Gateway, intervenors, government participants and the JRP questioned those who have presented oral or written evidence.

The final hearings and the remaining oral statements from interested parties who do not reside along the pipeline corridor or shipping routes are expected to be completed by May 2013. Based on this projected schedule, the JRP expects to issue its reports and findings on the proposed project by December 2013.

Of the 45 Aboriginal groups eligible to participate as equity owners, 26 have signed up to do so. Subject to continued commercial support, regulatory and other approvals, and adequately addressing landowner and local community concerns (including those of Aboriginal communities), the Company currently estimates that Northern Gateway could be in service in 2018 at the earliest.

On February 23, 2012, Transport Canada published its TERMPOL Review Process Report of the Northern Gateway’s proposed marine operations. Transport Canada has filed the results of the study with the federal JRP tasked with assessing the project. The study reviewed the marine operations associated with the Northern Gateway terminal and associated tanker traffic in Canadian waters. The review concluded that: “While there will always be residual risk in any project, after reviewing the proponent’s studies and taking into account the proponent’s commitments, no regulatory concerns have been identified for the vessels, vessel operations, the proposed routes, navigability, other waterway users and the marine terminal operations associated with vessels supporting the Northern Gateway.” The TERMPOL report was prepared and approved by Canadian government authorities including Transport Canada; Environment Canada; Fisheries and Oceans Canada; Canadian Coast Guard; and Pacific Pilotage Authority Canada. The Gitxaala First Nations (Gitxaala) filed a Notice of Judicial Review with the Federal Court of Canada challenging the TERMPOL process on the grounds that there had not been adequate consultation with the Gitxaala with respect to the potential impacts on its Rights and Title resulting from the routine operation of the tankers servicing the Northern Gateway terminal in Kitimat.  Following the hearing, the Federal Court of Canada issued a decision rejecting the Gitxaala challenge.

Expenditures to date, which relate primarily to the regulatory process, are approximately $0.3 billion, of which approximately half is being funded by potential shippers on Northern Gateway. Given the many uncertainties surrounding the Northern Gateway, including final ownership structure, the potential financial impact of the project cannot be determined at this time.

The JRP posts public filings related to Northern Gateway on its website at http://gatewaypanel.review-examen.gc.ca/clf-nsi/hm-eng.html and Enbridge also maintains a Northern Gateway website in addition to information available on www.enbridge.com. The full regulatory application submitted to the NEB and the 2010 Enbridge Northern Gateway Community Social Responsibility Report are available on www.northerngateway.ca. None of the information contained on, or connected to, the JRP website, the Northern Gateway website or Enbridge’s website is incorporated in or otherwise part of this MD&A.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

NEXUS Gas Transmission Project

In September 2012, Enbridge, DTE Energy Company (DTE) and Spectra Energy Corp (Spectra) announced the execution of a Memorandum of Understanding to jointly develop the NEXUS Gas Transmission System (NEXUS), a project that will move growing supplies of Ohio Utica shale gas to markets in the United States midwest, including Ohio and Michigan and Ontario, Canada. The proposed NEXUS project will originate in northeastern Ohio, include approximately 400 kilometres (250 miles) of large diameter pipe, and be capable of transporting one bcf/d of natural gas.The line will follow existing utility corridors to an interconnect in Michigan and utilize the existing Vector pipeline to reach the Ontario market. Upon completion, Spectra would become a 20% owner in Vector, a joint venture between DTE and Enbridge. The next steps include analyzing open season service requests from the October 2012 open season and working with potential customers to formalize these requests into binding contract commitments. The targeted in-service date is late 2016.

LIQUIDS PIPELINES

EARNINGS

	2012	2011	2010
(millions of Canadian dollars)
Canadian Mainline	432	336	326
Regional Oil Sands System	110	111	73
Southern Lights Pipeline	71	75	82
Seaway Pipeline	24	(3)	-
Spearhead Pipeline	37	17	29
Feeder Pipelines and Other	10	-	1
Adjusted earnings	684	536	511
Canadian Mainline - Line 9 tolling adjustment	6	10	-
Canadian Mainline - changes in unrealized derivative fair value gains/(loss)	42	(48)	-
Canadian Mainline - shipper dispute settlement	-	14	-
Regional Oil Sands System - prior period adjustment	(6)	-	-
Regional Oil Sands System - asset impairment write-off	-	(8)	-
Regional Oil Sands System - gain on acquisition	-	-	20
Spearhead Pipeline - changes in unrealized derivative fair value gains	-	1	-
Earnings attributable to common shareholders	726	505	531

Liquids Pipelines adjusted earnings were $684 million in 2012 compared with adjusted earnings of $536 million in 2011 and $511 million in 2010. The Company continued to realize earnings growth on the Canadian Mainline in 2011 and 2012, primarily due to strong volume throughput and favourable operating performance under the CTS which took effective July 1, 2011. Other factors which contributed to the adjusted earnings increase included earnings from Seaway Pipeline since the initial reversal in May 2012, increased volumes on Spearhead Pipeline, as well as increased earnings from a number of the Company’s feeder pipelines.

Liquids Pipelines earnings were impacted by the following adjusting items:

•                  Canadian Mainline earnings for 2012 and 2011 included Line 9 tolling adjustments related to services provided in prior periods.

•                  Canadian Mainline earnings for 2012 and 2011 reflected changes in unrealized fair value gains and losses on derivative financial instruments used to risk manage exposures inherent within the CTS, namely foreign exchange, power cost variability and allowance oil commodity prices.

•                  Canadian Mainline earnings for 2011 included $14 million from the settlement of a shipper dispute related to oil measurement adjustments in prior years.

•                 Regional Oil Sands System earnings for 2012 included a revenue recognition adjustment related to prior periods.

•                  Regional Oil Sands System earnings for 2011 included the write-off of development expenditures on certain project assets.

•                  Regional Oil Sands System earnings for 2010 included a gain on step-acquisition of crude oil storage assets.

•                  Spearhead Pipeline earnings for 2011 included changes in unrealized fair value gains on derivative financial instruments used to manage exposures to allowance oil commodity prices.

CANADIAN MAINLINE

The mainline system is comprised of Canadian Mainline and Lakehead System (the portion of the mainline in the United States that is operated by Enbridge and owned by EEP). Enbridge has operated, and frequently expanded, the mainline system since 1949. Through six adjacent pipelines, with a combined capacity of approximately 2.5 million bpd, which cross the Canada/United States border near Gretna, Manitoba and Neche, North Dakota, the system transports various grades of crude oil and diluted bitumen from western Canada to the midwest region of the United States and eastern Canada. Also included within the Canadian Mainline and located in eastern Canada are two crude oil pipelines and one refined products pipeline with a combined capacity of 0.4 million bpd.

Competitive Toll Settlement

Canadian Mainline tolls are governed by the 10-year settlement reached between Enbridge and shippers on its mainline system and approved by the NEB in 2011. The CTS, which took effect on July 1, 2011, covers local tolls to be charged for service on the mainline system (with the exception of Lines 8 and 9). Under the terms of the CTS, the initial Canadian Local Toll (CLT), applicable to deliveries within western Canada, was based on the 2011 Incentive Tolling Settlement (ITS) toll and will be subsequently adjusted by 75% of the Canada Gross Domestic Product at Market Price Index, effective July 1, for each of the remaining nine years of the settlement.

The CTS also provides for an International Joint Tariff (IJT) for crude oil shipments originating in Canada on the mainline system and delivered in the United States off the Lakehead System, and into eastern Canada. The IJT, which is based on a fixed toll for the term of the settlement that was negotiated between Enbridge and shippers, will be adjusted annually by the same factor as the CLT.

In limited circumstances the shippers or Enbridge may elect to renegotiate the toll. If a renegotiation of the toll is triggered, Enbridge and the shippers will meet and use reasonable efforts to agree on how the CTS can be amended to accommodate the event.

Local tolls for service on the Lakehead System will not be affected by the CTS and will continue to be established by EEP’s existing toll agreements. Under the terms of the IJT agreement between Enbridge and EEP, the Company’s share of the IJT toll relating to pipeline transportation of a batch from any western Canada receipt point to the United States border is equal to the IJT toll applicable to that batch’s United States delivery point less the Lakehead System’s local toll to that delivery point. This amount is referred to as the Canadian Mainline IJT Residual Toll.

The IJT is designed to provide mainline shippers with a stable and competitive long-term toll, preserving and enhancing throughput on both the Canadian Mainline and Lakehead System. Earnings under the CTS are subject to variability in volume throughput, as well as capital and operating costs, and the United States dollar exchange rate. The Company may utilize derivative financial instruments to hedge foreign exchange rate risk on United States dollar denominated revenues and commodity price risk resulting from exposure to crude oil and power prices.

Incentive Tolling

Prior to the CTS taking effect on July 1, 2011, tolls on Canadian Mainline were governed by various agreements which were subject to NEB approval. These agreements included both the 2011 and 2010 ITS applicable to the Canadian Mainline (excluding Lines 8 and 9), the Terrace agreement, the SEP II Risk Sharing agreement, the Alberta Clipper agreement and the Southern Access Expansion agreement which were recovered via the Mainline Expansion Toll.

Results of Operations

Canadian Mainline adjusted earnings were $432 million for the year ended December 31, 2012 compared with $336 million for the year ended December 31, 2011 and $326 million for the year ended December 31, 2010. The comparability of Canadian Mainline earnings year-over-year is affected by the change in tolling methodology. As noted previously, from July 1, 2011 onward, Canadian Mainline earnings (excluding Lines 8 and 9) were governed by the CTS, whereas operations for the first six months of 2011 and for the year ended December 31, 2010 were governed by a series of agreements, the most significant being the ITS applicable to the mainline system and the Terrace and Alberta Clipper agreements. Under the CTS, earnings are subject to variability in volume throughput and operating costs compared with prior tolling arrangements which were based on a cost-of-service methodology.

Canadian Mainline revenues for the year ended December 31, 2012 reflected increased volumes and a higher Canadian Mainline IJT Residual Benchmark Toll which, under the IJT, is impacted by changes in the Lakehead System Local Toll. Volume throughput in 2012 was impacted by market conditions as incremental oil sands crude production in Alberta and strong production growth out of the Bakken in North Dakota bolstered supply to midwest markets and placed increased downward pressure on crude oil prices in that market. This discounted crude oil, coupled with strong refining margins, increased demand in the midwest for Canadian and Bakken crude oil supply and drove increased long haul barrels on Canadian Mainline and EEP’s Lakehead System. However, during the fourth quarter of 2012, Canadian Mainline was not able to capture the full throughput benefit of the increased supply available to it due to capacity limitations which arose from pressure restrictions being applied to certain lines pending completion of inspection and repair programs. The Company expects that capacity limitations will continue to constrain throughput during the first quarter of 2013 and, to a diminishing extent, for the remainder of 2013. An increase in operating and administrative costs, primarily due to higher employee related costs and higher leak remediation costs, also impacted 2012 adjusted earnings.

Supplemental information on Canadian Mainline adjusted earnings for the year ended December 31, 2012 and for the six month period from July 1, the effective date of the CTS, to December 31, 2011 is as follows:

	Year ended	Six months ended
	December 31,	December 31,
	2012	2012	2011
(millions of Canadian dollars)
Revenues	1,367	711	618
Expenses
Operating and administrative	382	192	194
Power	112	57	54
Depreciation and amortization	219	110	104
	713	359	352
	654	352	266
Other income/(expense)	(4)	(1)	5
Interest expense	(131)	(66)	(66)
	519	285	205
Income taxes	(87)	(48)	(31)
Adjusted earnings	432	237	174

Effective United States to Canadian dollar exchange rate[1]	0.971	0.974	0.972

December 31,	2012	2011
IJT Benchmark Toll[2] (United States dollars per barrel)	$3.94	$3.85
Lakehead System Local Toll[3] (United States dollars per barrel)	$1.85	$2.01
Canadian Mainline IJT Residual Benchmark Toll[4]
(United States dollars per barrel)	$2.09	$1.84

1                  Inclusive of realized gains or losses on foreign exchange derivative financial instruments.

2                  The IJT Benchmark Toll is per barrel of heavy crude oil transported from Hardisty, Alberta to Chicago, Illinois. A separate distance adjusted toll applies to shipments originating at receipt points other than Hardisty and lighter hydrocarbon liquids pay a lower toll than heavy crude oil. Effective July 1, 2012, the IJT benchmark toll increased from US$3.85 to US$3.94.

3                  The Lakehead System Local Toll is per barrel of heavy crude oil transported from Neche, North Dakota to Chicago, Illinois. Effective April 1, 2012, this toll decreased from US$2.01 to US$1.76 and, effective July 1, 2012, this toll increased from US$1.76 to US$1.85.

4                  The Canadian Mainline IJT Residual Benchmark Toll is per barrel of heavy crude oil transported from Hardisty, Alberta to Gretna, Manitoba. Effective April 1, 2012, this toll increased from US$1.84 to US$2.09, with no change effective July 1, 2012. For any shipment, this toll is the difference between the IJT toll for that shipment and the Lakehead System Local Toll for that shipment.

Throughput Volume1

2012					2011
Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
1,687	1,659	1,617	1,622	1,646	1,602	1,457	1,565	1,594	1,554

1                  Throughput volume, presented in thousand barrels per day, represents mainline deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries from western Canada.

Canadian Mainline revenues include the portion of the system covered by the CTS as well as revenues from Lines 8 and 9 in eastern Canada. Lines 8 and 9 are currently tolled on a separate basis and comprise a relatively small proportion of total Canadian Mainline revenues. CTS revenues include transportation revenues, the largest component, as well as allowance oil and revenues from receipt and delivery charges. Transportation revenues include revenues for volumes delivered off the Canadian Mainline at Gretna and on to the Lakehead System, to which Canadian Mainline IJT residual tolls apply, and revenues for volumes delivered to other western Canada delivery points, to which the CLT applies. Despite the many factors which affect Canadian Mainline revenues, the primary determinants of those revenues will be throughput volume ex-Gretna, the United States dollar Canadian Mainline IJT Residual Benchmark Toll and the effective foreign exchange rate at which resultant revenues are converted into Canadian dollars. The Company currently utilizes derivative financial instruments to hedge foreign exchange rate risk on United States dollar denominated revenues. The exact relationship between the primary determinants and actual Canadian Mainline revenues will vary somewhat from quarter to quarter but is expected to be relatively stable on average for a year, absent a systematic shift in receipt and delivery point mix or in crude oil type mix.

The largest components of operating and administrative expense are employee related costs, pipeline integrity, repairs and maintenance, rents and leases and property taxes. Operating and administrative costs are relatively insensitive to throughput volumes. The primary drivers of future increases in operating costs are expected to be normal escalation in wage rates, prices for purchased services, the addition of new facilities and more extensive integrity and maintenance programs.

Power, the most significant variable operating cost, is subject to variations in operating conditions, including system configuration, pumping patterns and pressure requirements; however, the primary determinants of this cost are the power prices in various jurisdictions and throughput volume. The relationship of power consumption to throughput volume is expected to be roughly proportional over a moderate range of volumes. The Company currently utilizes derivative financial instruments to hedge power prices.

Depreciation and amortization expense will adjust over time as a result of additions to property, plant and equipment due to new facilities, including integrity capital expenditures.

Canadian Mainline income taxes reflect current income taxes only. Under the CTS, the Company retains the ability to recover deferred income taxes under an NEB order governing flow-through income tax treatment and, as such, an offsetting regulatory asset related to deferred income taxes is recognized as incurred.

The preceding financial overview includes expectations regarding future events and operating conditions that the Company believes are reasonable based on currently available information; however, such statements are not guarantees of future performance and are subject to change.

Prior to the implementation of the CTS, revenues on the Canadian Mainline was recognized in a manner consistent with the underlying agreements as approved by the regulator, in accordance with rate-regulated accounting. The Company discontinued the application of rate-regulated accounting to its Canadian Mainline (excluding Lines 8 and 9) on a prospective basis commencing July 1, 2011. A regulatory asset of approximately $470 million related to deferred income taxes recorded at the date of discontinuance continued to be recognized as the Company retains the ability to recover deferred income taxes under an NEB order governing flow-through income tax treatment. The regulatory asset balance at the date of discontinuance related to tolling deferrals recognized in prior periods is being recovered through a surcharge to the CLT and IJT.

REGIONAL OIL SANDS SYSTEM

Regional Oil Sands System consists of two long haul pipelines, the Athabasca Pipeline and the Waupisoo Pipeline, as well as the recently completed lateral pipeline and the receipt Wood Buffalo Pipeline. Regional Oil Sands System also includes a variety of other facilities such as the MacKay River, Christina Lake, Surmont and Long Lake facilities, as well as the Woodland Pipeline. It also includes two large terminals: the Athabasca Terminal located north of Fort McMurray, Alberta and the Cheecham Terminal, located 95 kilometres (59 miles) south of Fort McMurray where the Waupisoo Pipeline initiates.

The Athabasca Pipeline is a 540-kilometre (335-mile) synthetic and heavy oil pipeline, built in 1999, which links the Athabasca oil sands in the Fort McMurray, Alberta region to a pipeline hub at Hardisty, Alberta. The Athabasca Pipeline has an ultimate design capacity of approximately 570,000 bpd, dependent on the viscosity of crude being shipped. It is currently configured to transport approximately 345,000 bpd. The Company has a long-term (30-year) take-or-pay contract with the major shipper on the Athabasca Pipeline which commenced in 1999. Revenues are recorded based on the contract terms negotiated with the major shipper, rather than the cash tolls collected.

The Waupisoo Pipeline is a 380-kilometre (236-mile) synthetic and heavy oil pipeline that entered service in 2008 and provides access to the Edmonton market for oil sands producers. The Waupisoo Pipeline initiates at Enbridge’s Cheecham Terminal and terminates at its Edmonton Mainline Terminal. The pipeline had an initial design capacity, dependent on crude slate, of up to 350,000 bpd. The pipeline capacity was expanded to 415,000 bpd in the fourth quarter of 2012 and can ultimately be expanded to 600,000 bpd. Enbridge has a long-term (25-year) take-or-pay commitment with multiple shippers on the Waupisoo Pipeline who collectively have contracted for approximately three-quarters of the capacity.

Prior to December 10, 2012 Regional Oil Sands System included the Hardisty Storage Caverns which included four salt caverns totaling 3.1 million barrels of storage capacity. The capacity at the facility is fully subscribed under long-term contracts that generate revenues from storage and terminaling fees. Along with the Hardisty Contract Terminals, the Hardisty Storage Caverns were transferred to the Fund in December 2012. See Sponsored Investments – Enbridge Income Fund – Crude Oil Storage and Renewable Energy Transfers for details of the transfer.

Results of Operations

Adjusted earnings for the year ended December 31, 2012 were $110 million compared with $111 million for the year ended December 31, 2011. Higher shipped volumes and increased tolls on certain laterals, and higher earnings from an annual escalation in storage and terminaling fees were more than offset by higher operating and administrative expense, and higher depreciation expense. Adjusted earnings for 2012 also included contributions from new regional infrastructure, the Woodland and Wood Buffalo pipelines, placed into service in the fourth quarter, although offset by earnings no longer being generated on assets sold to the Fund in December.

Adjusted earnings increased from $73 million for the year ended December 31, 2010 to $111 million for the year ended December 31, 2011. This increase in adjusted earnings reflected higher shipped volumes and increased tolls, as well as the continued positive impact of terminal infrastructure additions. Adjusted earnings for 2011 also included the impact of lower depreciation expense due to extended estimated useful lives of certain assets reflecting increased probable reservoir supply and commercial viability.

Elk Point Pump Station Facility Oil Release

On June 19, 2012, Enbridge reported an oil release at its Elk Point pumping station on Line 19 (Athabasca Pipeline), approximately 70 kilometres (44 miles) south of Bonnyville, Alberta and approximately 24 kilometres (15 miles) from the town of Elk Point, Alberta. On June 24, 2012, the Company restarted the Elk Point pumping station after completing necessary repairs. The contaminated soil and free product has been removed from the site for processing and disposal. On-going environmental testing and monitoring of the site is being conducted. Estimated volume of the release is approximately 1,400 barrels which were largely contained within the station.

SOUTHERN LIGHTS PIPELINE

The 180,000 bpd, 20-inch diameter Southern Lights Pipeline was placed into service on July 1, 2010 transporting diluent from Chicago, Illinois to Edmonton, Alberta. Enbridge receives tariff revenues under long-term (15-year) contracts with committed shippers. Tariffs provide for recovery of all operating and debt financing costs plus a return on equity (ROE) of 10%. Uncommitted volumes, up to a specified amount, generate tariff revenues that are fully credited to all shippers. Enbridge retains 25% of uncommitted tariff revenues on volumes above the specified amount, with the remainder being credited to shippers.

Both the Canadian and United States uncommitted rates on Southern Lights Pipeline for 2010, 2011 and 2012 were challenged by certain shippers. The Canadian Southern Lights toll hearing was held before NEB panel members in November 2011. On February 9, 2012, the NEB issued its decision rejecting the challenge from uncommitted shippers and stating that tolls in place were just and reasonable, and more recently approved the 2010, 2011 and 2012 interim tolls as final. A FERC hearing was held in January 2012. Briefs were filed on February 27, 2012 and March 28, 2012 and an initial decision was issued on June 5, 2012. The initial decision found that the uncommitted rates were just and reasonable. The parties have filed briefs in response to this decision and the case is awaiting a final decision from the FERC.

Results of Operations

Southern Lights earnings decreased to $71 million for the year ended December 31, 2012 compared with $75 million for the year ended December 31, 2011 due to higher income tax expense which exceeded the deemed tax recovery in rates. For the year ended December 31, 2010, earnings of $82 million included leasing income from a pipeline until it was transferred to the mainline system effective May 1, 2010.

SEAWAY PIPELINE

In 2011, Enbridge acquired a 50% interest in the 1,078-kilometre (670-mile) Seaway Pipeline including the 805-kilometre (500-mile), 30-inch diameter long-haul system from Freeport, Texas to Cushing, Oklahoma, as well as the Texas City Terminal and Distribution System which serves refineries in the Houston and Texas City areas. The Seaway Pipeline also includes 6.8 million barrels of crude oil tankage on the Texas Gulf Coast.

The reversal of the Seaway Pipeline, enabling it to transport crude oil from the oversupplied hub in Cushing, Oklahoma to the Gulf Coast, was completed in May 2012, providing initial capacity of 150,000 bpd. In January 2013, further pump station additions and modifications were completed, increasing capacity available to shippers to up to 400,000 bpd, depending on crude slate. Actual throughput experienced to date in 2013 has been curtailed due to constraints on third party takeaway facilities. A lateral from the Seaway Jones Creek tankage to the ECHO crude oil terminal in Houston, Texas should eliminate these constraints when it comes into service, expected in the fourth quarter of 2013. Tolls are based on the contract terms agreed upon with shippers during the open seasons.

Seaway Pipeline filed for market-based rates in December 2011. As the FERC had not issued a ruling on this application, Seaway Pipeline filed for initial rates in order to have rates in effect by the in-service date. The uncommitted rate on the Seaway Pipeline has been challenged by several shippers. A FERC hearing has been scheduled for March 2013.

Results of Operations

Seaway Pipeline earnings for the year ended December 31, 2012 of $24 million reflected preliminary service at an approximate capacity of 150,000 bpd which commenced in May 2012. Subsequent to year end, in January 2013, with further pump station additions and modifications, the reversal was completed, increasing to its intended capacity of 400,000 bpd. The $3 million loss recognized for the year ended December 31, 2011 was related to early stage business development costs that were not eligible for capitalization.

SPEARHEAD PIPELINE

Spearhead Pipeline delivers crude oil from the Flanagan, Illinois delivery point of the Lakehead System to Cushing, Oklahoma. The pipeline was originally placed into service in March 2006 and the Spearhead Pipeline Expansion was completed in May 2009, increasing capacity from 125,000 bpd to 193,300 bpd.

Initial committed shippers and expansion shippers currently account for more than 70% of the 193,300 bpd capacity on Spearhead. Both the initial committed shippers and expansion shippers were required to enter into 10-year shipping commitments at negotiated rates that were offered during the open season process. The balance of the capacity is currently available to uncommitted shippers on a spot basis at FERC approved rates.

Results of Operations

Spearhead Pipeline adjusted earnings were $37 million for the year ended December 31, 2012 compared with $17 million for the year ended December 31, 2011. Spearhead Pipeline adjusted earnings increased as a result of higher volumes and tolls, partially offset by higher operating and administrative costs, including power and repairs and maintenance. Volumes significantly increased over 2011 due to higher commodity price differentials which increased demand at Cushing, Oklahoma in anticipation of additional capacity on the Seaway Pipeline for further transportation to the Gulf Coast.

Spearhead Pipeline adjusted earnings were $17 million for the year ended December 31, 2011 compared with $29 million for the year ended December 31, 2010. The decrease in Spearhead Pipeline adjusted earnings primarily reflected lower throughput volumes as a result of market pricing dynamics at the time which weakened demand at Cushing, partially offset by the recognition of make-up rights which expired in the period.

FEEDER PIPELINES AND OTHER

Feeder Pipelines and Other primarily includes the Company’s 85% interest in Olympic Pipe Line Company (Olympic), the largest refined products pipeline in the State of Washington, transporting approximately 290,000 bpd of gasoline, diesel and jet fuel. It also includes the NW System, which transports crude oil from Norman Wells in the Northwest Territories to Zama, Alberta; interests in a number of liquids pipelines in the United States; and business development costs related to Liquids Pipelines activities.

Prior to December 10, 2012, Feeder Pipelines and Other also included the Hardisty Contract Terminals, which is comprised of 19 tanks with a working capacity of approximately 7.5 million barrels of storage capacity. Along with the Hardisty Storage Caverns, the Hardisty Contract Terminals were transferred to the Fund in December 2012. See Sponsored Investments – Enbridge Income Fund – Crude Oil Storage and Renewable Energy Transfers for details of the transfer.

Results of Operations

In 2012, Feeder Pipelines and Other earnings were $10 million compared with nil for the year ended December 31, 2011 and earnings of $1 million in 2010. The increase in earnings was primarily a result of a higher contribution from Olympic due to a tariff increase, higher volumes on Toledo Pipeline and increased terminaling fees. In 2011, earnings from Toledo Pipeline were negatively impacted by integrity work on Lines 6A and 6B of EEP’s Lakehead System. The decrease in earnings from 2010 to 2011 reflected higher business development costs.

BUSINESS RISKS

The risks identified below are specific to the Liquids Pipelines business. General risks that affect the Company as a whole are described under Risk Management and Financial Instruments – General Business Risks.

Supply and Demand

The profitability of the Company’s liquids pipelines depends to some extent on the volume of products transported on its pipeline systems. The volume of shipments depends primarily on the supply of, and demand for, crude oil and other liquid hydrocarbons from western Canada. Investment levels and related development activities by crude oil producers in conventional and oil sands production directly impacts the level of supply from the WCSB. Investment levels are influenced by crude oil producers’ expectations of crude oil prices, future operating costs, United States demand and availability of markets for produced crude oil. Demand depends, among other things, on weather, gasoline price and consumption, manufacturing levels, alternative energy sources and global supply disruptions. Crude oil prices have been and are expected to be sustained at levels that will incent continued development of oil sands and conventional exploration and drilling, increasing production, and creating increased demand for new pipeline infrastructure to access markets both in North America and abroad.

Volume Risk

A decrease in volumes transported by certain of the Company’s liquids pipelines, including the Company’s mainline system and the base Lakehead System owned by EEP, can directly and adversely affect revenues and earnings. Shippers are not required to enter into long-term shipping commitments on Enbridge’s Canadian Mainline; rather, monthly volume nominations are accepted. A decline in volumes transported can be influenced by factors beyond the Company’s control, including competition, regulatory action, weather, storage levels, alternative energy sources, decreased demand, fluctuations in commodity prices, economic conditions, supply disruptions, availability of supply connected to the systems and adequacy of infrastructure to move supply into and out of the systems. This risk is partially mitigated by the CTS agreement, which allows Enbridge to negotiate an amendment to the agreement in the event certain minimum threshold volumes are not met.

Market Price Risk

The CTS agreement for the Canadian Mainline exposes the Company to risks related to movements in foreign exchange rates, interest rates and commodity prices, particularly power prices. Foreign exchange risk arises as the Company’s IJT under the CTS is charged in United States dollars. These risks have been substantially managed through the Company’s hedging program by using financial contracts to fix the prices of United States dollars, commodities and interest rates. Certain of these financial contracts do not qualify for cash flow hedge accounting and, therefore, the Company’s earnings are exposed to associated changes in the mark-to-market value of these contracts.

Competition

Competition among existing pipelines is based primarily on the cost of transportation, access to supply, the quality and reliability of service, contract carrier alternatives and proximity to markets. Other competing carriers are available to ship western Canadian liquids hydrocarbons to markets in either Canada or the United States. Competition also arises from existing and proposed pipelines that provide, or are proposed to provide, access to market areas currently served by the Company’s liquids pipelines. One such competing project serves markets at Wood River, Illinois and Cushing, Oklahoma. This pipeline has a capacity of 590,000 bpd, and could connect to a proposed 700,000 bpd pipeline serving Gulf Coast refineries, which is expected to be in-service in late 2013. Commercial support has also been announced for the construction of additional ex-Alberta capacity of 830,000 bpd to Steele City, Nebraska, with an expected in-service date of 2015, to further supply WCSB crude to the Gulf Coast. Additionally, due to deep discounting of WCSB commodities compared with WTI pricing and the relatively long lead-times required to build new pipeline capacity, transportation of crude oil by rail is gaining favour with shippers seeking flexibility in accessing current markets. While pricing differentials remain high, shipper support for pipeline expansion out of the WCSB could be tempered. However, the Company believes that its liquids pipelines continue to provide attractive options to producers in the WCSB due to its competitive tolls and multiple delivery and storage points. Enbridge’s current complement of growth projects to expand market access are also expected to provide shippers long-term competitive solutions for oil transport. The Company’s existing right-of-way for the Canadian Mainline also provides a competitive advantage as it can be difficult and costly to obtain rights of way for new pipelines traversing new areas.

Potential Pressure Restrictions

The Company’s liquids systems consist of individual pipelines of varying ages. With appropriate inspection and maintenance, the physical life of a pipeline is indefinitely long; however, as pipelines age the level of expenditures required for inspection and maintenance may increase. Pressure restrictions may from time to time be established on the Company’s pipelines. Pressure restrictions reduce the available capacity of the applicable line segment and could result in a loss of throughput if and when the full capacity of that line segment would otherwise have been utilized. Certain of the Company’s liquids pipelines, including the Company’s Canadian Mainline, could be adversely affected by pressure restrictions that reduce volumes transported. Temporary pressure restrictions have been established on some sections of certain pipelines pending completion of specific inspection and repair programs, and had the effect of limiting throughput during the fourth quarter of 2012.

Regulation

The Canadian Mainline and other liquids pipelines are subject to the actions of various regulators, including the NEB. Actions of the regulators related to tariffs, tolls and facilities impact earnings from those operations. The Company believes that regulatory risk is reduced through the negotiation of long-term agreements with shippers, such as the CTS, which govern the majority of the segment’s assets.

GAS DISTRIBUTION

EARNINGS

	2012	2011	2010
(millions of Canadian dollars)
Enbridge Gas Distribution Inc. (EGD)	149	135	132
Other Gas Distribution and Storage	27	38	30
Adjusted earnings	176	173	162
EGD - (warmer)/colder than normal weather	(23)	1	(12)
EGD - tax rate changes	(9)	-	-
EGD - recognition of regulatory asset	63	-	-
Other Gas Distribution and Storage - regulatory deferral write-off	-	(262)	-
Earnings/(loss) attributable to common shareholders	207	(88)	150

Adjusted earnings from Gas Distribution were $176 million for the year ended December 31, 2012 compared with $173 million for 2011 and $162 million for the year ended December 31, 2010. The increase in Gas Distribution’s adjusted earnings over these years primarily resulted from customer growth and favourable performance by EGD under its Incentive Regulation (IR) arrangement. In 2012, adjusted earnings were negatively impacted by changes in rate setting methodology applicable to gas distribution operations in New Brunswick.

Gas Distribution earnings were impacted by the following adjusting items:

•                 EGD earnings were adjusted to reflect the impact of weather.

•                 Earnings from EGD for 2012 reflected the impact of unfavourable tax rate changes on deferred income tax liabilities.

•                 EGD earnings for 2012 included the recognition of a regulatory asset related to recovery of OPEB costs pursuant to an OEB rate order. See Gas Distribution – Enbridge Gas Distribution Inc. – 2013 Rate Application.

•                 Other Gas Distribution and Storage earnings for 2011 reflected the discontinuation of rate-regulated accounting for EGNB and the related write-off of a deferred regulatory asset and certain capitalized operating costs, net of tax. See Gas Distribution – Other Gas Distribution and Storage – Enbridge Gas New Brunswick Inc. – Regulatory Matters.

ENBRIDGE GAS DISTRIBUTION INC.

EGD is Canada’s largest natural gas distribution company and has been in operation for more than 160 years. It serves approximately two million customers in central and eastern Ontario and parts of northern New York State. EGD’s utility operations are regulated by the OEB and by the New York State Public Service Commission.

Incentive Regulation

In 2007, the Company filed a rate application requesting a revenue cap incentive rate mechanism calculated on a revenue per customer basis with the OEB for the 2008 to 2012 period. The OEB approved the settlement agreement with customer representatives and the Company moved to an IR methodology, which remained in effect through 2012. The objectives of the settlement agreement were as follows:

•                 reduce regulatory costs;

•                 provide incentives for improved efficiency;

•                 provide more flexibility for utility management; and

•                 provide more stable rates to customers.

Under the settlement agreement, the Company was allowed to earn and fully retain 100 basis points (bps) over the base return. Any return over 100 bps was required to be shared with customers on an equal basis. The earnings sharing mechanism resulted in the return of revenue to customers of $10 million for the year ended December 31, 2012 (2011 - $13 million; 2010 - $19 million).

2013 Rate Application

In January 2012, the Company filed an application with the OEB to set rates for 2013 on a cost of service basis and on October 3, 2012 the Company filed with the OEB a settlement agreement reached with its interveners relating to the Company’s 2013 rate application. The settlement agreement was approved by the OEB on November 2, 2012, which resolved all elements of the rate application except a requested change in deemed equity supporting the rate base which was heard by the OEB in November 2012. In its final decision issued on February 7, 2013, the OEB denied the Company’s requested increase in the deemed equity level.

The settlement agreement approved in November 2012 also established the right to recover an existing OPEB liability of approximately $89 million ($63 million after-tax). The amount will be collected in rates over a 20-year time period commencing in 2013. The rate order further provided for future OPEB and pension costs, determined on an accrual basis, to be recovered in rates.

Results of Operations

Adjusted earnings for the year ended December 31, 2012 were $149 million compared with $135 million for the year ended December 31, 2011. The increase in EGD’s adjusted earnings was primarily due to customer growth, favourable rate variances and higher pipeline capacity optimization. This growth was partially offset by an increase in system integrity and safety-related costs and higher employee costs, as well as higher depreciation due to a higher in-service asset base.

Adjusted earnings for the year ended December 31, 2011 were $135 million compared with $132 million for the year ended December 31, 2010. The increase in EGD’s adjusted earnings was primarily due to customer growth, lower interest expense and lower taxes. These positive impacts were partially offset by higher customer support costs, as well as an increase in system integrity and employee related expenses. Depreciation expense also increased due to a higher overall asset base.

OTHER GAS DISTRIBUTION AND STORAGE

Other Gas Distribution includes natural gas distribution utility operations in Quebec and New Brunswick, the most significant being EGNB (100% owned and operated by the Company), which owns the natural gas distribution franchise in the province of New Brunswick. EGNB has approximately 11,000 customers and is regulated by the New Brunswick Energy and Utilities Board (EUB).

Enbridge Gas New Brunswick Inc. – Regulatory Matters

On December 9, 2011 the Government of New Brunswick tabled and then subsequently passed legislation related to the regulatory process for setting rates for gas distribution within the province. The legislation permitted the government to implement new regulations which could affect the franchise agreement between EGNB and the province, impact prior decisions by the province’s independent regulator and influence the regulator’s future decisions. However, significant details of the rate setting process were left to be established in the new regulations and, as such, the effect of such legislation was not determinable at that time.

A final rates and tariffs regulation was subsequently enacted by the Government of New Brunswick on April 16, 2012. Based on the amended rate setting methodology and specific conditions outlined therein, EGNB no longer met the criteria for the continuation of rate-regulated accounting. As a result, the Company eliminated from its Consolidated Statements of Financial Position a deferred regulatory asset of $180 million and a regulatory asset with respect to capitalized operating costs of $103 million, net of an income tax recovery of $21 million. As the final rates and tariffs regulation published on April 16, 2012 provided further evidence of a condition that existed on December 31, 2011, the charge totaling $262 million, after tax, was reflected as a subsequent event in the Company’s Consolidated Financial Statements for the year ended December 31, 2011 presented in accordance with U.S. GAAP and filed in May 2012. The charge reflected Management’s best estimate based on facts available at the time and may be subject to further revision based on future actions or interpretations of the regulator, the Government of New Brunswick or other factors, including legal proceedings which Enbridge has commenced.

On April 26, 2012, the Company, Enbridge Energy Distribution Inc. (EEDI) and EGNB commenced an action against the Province of New Brunswick in the New Brunswick Court of Queen’s Bench, claiming damages in the amount of $650 million as a result of the continuing breaches by the province of the General Franchise Agreement it signed with Enbridge in 1999. Additionally, on May 2, 2012, the Company, EEDI and EGNB filed a Notice of Application with the New Brunswick Court of Queen’s Bench seeking a declaration from the Court that the rates and tariffs regulation is invalid. In a decision released on August 23, 2012, the Court dismissed EGNB’s Application. EGNB has filed a Notice of Appeal with the New Brunswick Court of Appeal and a hearing of the appeal is expected to be held during the first quarter of 2013. On September 20, 2012, the EUB issued a decision regarding EGNB’s rates that were to take effect as of October 1, 2012. The EUB’s decision applies the rate-setting methodology set out in the rates and tariffs regulation. EGNB has filed an application for judicial review of the EUB’s rate order with the New Brunswick Court of Appeal, which is expected to hear the application during the first half of 2013, sometime after the hearing of the appeal of the August 2012 New Brunswick Court of Queen’s Bench decision discussed above. There is no assurance these actions will be successful or will result in any recovery.

Results of Operations

Other Gas Distribution and Storage adjusted earnings were $27 million for the year ended December 31, 2012 compared with $38 million for the year ended December 31, 2011. This adjusted earnings decrease was primarily due to the change in rate setting methodology applicable to EGNB enacted in 2012. Effective January 1, 2012, the discontinuance of rate-regulated accounting at EGNB resulted in earnings subject to increased variability, including quarterly seasonality, as there was no further accumulation of the regulatory deferral account. Earnings for 2012 were impacted by lower volume due to a decrease in demand for natural gas, which was the result of a warmer than normal winter.

Adjusted earnings for the year ended December 31, 2011 were $38 million compared with $30 million for the year ended December 31, 2010, primarily due to an increased contribution from Enbridge’s Ontario unregulated gas storage business.

BUSINESS RISKS

The risks identified below are specific to Gas Distribution business. General risks that affect the Company as a whole are described under Risk Management and Financial Instruments – General Business Risks.

Regulation

The utility operations of Gas Distribution are regulated by the OEB and EUB among others. Regulators’ future actions may differ from current expectations, or future legislative changes may impact the regulatory environment in which Gas Distribution operates. To the extent that the regulators’ future actions are different from current expectations, the timing and amount of recovery or refund of amounts recorded on the Consolidated Statements of Financial Position, or that would have been recorded on the Consolidated Statements of Financial Position in absence of the effects of regulation, could be different from the amounts that are eventually recovered or refunded.

In 2012, EGD operated under the IR Framework which permitted it to recover, with OEB approval, certain costs that were beyond management control, but that were necessary for the maintenance of its services. The IR Framework also included a mechanism to reassess the IR plan and return to cost of service if there were significant and unanticipated developments that threaten the sustainability of the IR plan. The above noted terms set out in the settlement agreement mitigated the Company’s risk to factors beyond management’s control. Commencing in 2013, EGD’s rates will be established on a cost of service basis, under which EGD will be entitled to recover costs of providing its service and to earn a specified ROE. Rate relief may be sought for significant amounts that were not forecasted; however, to the extent the OEB denies recovery of such costs, the Company’s earnings may be impacted.

In 2012, the Government of New Brunswick enacted a final rates and tariffs regulation amending the rate setting methodology applicable to EGNB, resulting in a write-off of certain regulatory balances totaling $262 million, net of tax, reflected as a subsequent event in the Consolidated Statements of Earnings for the year ended December 31, 2011. The Company commenced actions against the Province of New Brunswick; however, there is no assurance these actions will be successful or will result in any recovery.

Natural Gas Cost Risk

EGD does not profit from the sale of natural gas nor is it at risk for the difference between the actual cost of natural gas purchased and the price approved by the OEB. This difference is deferred as a receivable from or payable to customers until the OEB approves its refund or collection. EGD monitors the balance and its potential impact on customers and may request interim rate relief to recover or refund the natural gas cost differential. While the cost of natural gas does not impact EGD’s earnings, it does affect the amount of EGD’s investment in gas in storage. EGNB is also subject to natural gas cost risk as increases in natural gas prices that cannot be charged to customers could negatively impact earnings.

Volume Risk

Since customers are billed on a volumetric basis, EGD’s ability to collect its total revenue requirement (the cost of providing service) depends on achieving the forecast distribution volume established in the rate-making process. The probability of realizing such volume is contingent upon four key forecast variables: weather, economic conditions, pricing of competitive energy sources and growth in the number of customers.

Weather is a significant driver of delivery volumes, given that a significant portion of EGD’s customer base uses natural gas for space heating. Distribution volume may also be impacted by the increased adoption of energy efficient technologies, along with more efficient building construction, that continues to place downward pressure on consumption. In addition, conservation efforts by customers may further contribute to a decline in annual average consumption.

Sales and transportation of gas for customers in the residential and small commercial sectors account for approximately 80% of total distribution volume. Sales and transportation service to large volume commercial and industrial customers is more susceptible to prevailing economic conditions. As well, the pricing of competitive energy sources affects volume distributed to these sectors as some customers have the ability to switch to an alternate fuel. Customer additions from all market sectors are important as continued expansion adds to the total consumption of natural gas.

Even in those circumstances where EGD attains its total forecast distribution volume, it may not earn its expected ROE due to other forecast variables such as the mix between the higher margin residential and commercial sectors and the lower margin industrial sector. EGNB is also subject to volume risk as the impact of weather conditions on demand for natural gas could result in earnings fluctuations.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

EARNINGS

	2012	2011	2010
(millions of Canadian dollars)
Aux Sable	68	55	37
Energy Services	40	56	21
Alliance Pipeline US	24	26	25
Vector Pipeline	16	18	15
Enbridge Offshore Pipelines (Offshore)	(3)	(7)	23
Other	9	15	2
Adjusted earnings	154	163	123
Aux Sable - changes in unrealized derivative fair value gains/(loss)	10	(7)	7
Energy Services - changes in unrealized derivative fair value gains/(loss)	(537)	125	(8)
Energy Services - credit recovery	-	-	1
Offshore - asset impairment loss	(105)	-	-
Offshore - property insurance recoveries from hurricanes	-	-	2
Other - changes in unrealized derivative fair value gains	-	24	-
Earnings/(loss) attributable to common shareholders	(478)	305	125

Adjusted earnings from Gas Pipelines, Processing and Energy Services were $154 million for the year ended December 31, 2012 compared with $163 million for the year ended December 31, 2011 and $123 million for the year ended December 31, 2010. Notable trends over these years included favourable performance from Aux Sable, due to higher realized fractionation margins and new assets placed into service, and continued weakness in the Company’s Offshore operations. The variability in earnings year-over-year attributable to Energy Services is due to changing market conditions which give rise to greater or fewer margin opportunities.

Gas Pipelines, Processing and Energy Services earnings were impacted by the following adjusting items:

•                  Aux Sable earnings for each period reflected changes in the fair value of unrealized derivative financial instruments related to the Company’s forward gas processing risk management position.

•                  Energy Services earnings for each period reflected changes in unrealized fair value gains and losses related to the revaluation of financial derivatives used to manage the profitability of transportation and storage transactions. A gain or loss on such a financial derivative corresponds to a similar but opposite loss or gain on the value of the underlying physical transaction which is expected to be realized in the future when the physical transaction settles. Unlike the change in the value of the financial derivative, the loss or gain on the value of the underlying physical transaction is not recorded for financial statement purposes until the periods in which it is realized.

•                  Energy Services earnings for 2010 included partial recoveries from the sale of its receivable from Lehman Brothers.

•                  Offshore earnings for 2012 were impacted by an asset impairment loss related to certain of its assets, predominantly located within the Stingray and Garden Banks corridors. See Gas Pipelines, Processing and Energy Services – Enbridge Offshore Pipelines – Asset Impairment for further details.

•                  Offshore earnings for 2010 included insurance proceeds related to the replacement of damaged infrastructure as a result of a 2008 hurricane.

•                  Other earnings for 2011 reflected changes in the fair value of unrealized derivative financial instruments.

AUX SABLE

Enbridge owns 42.7% of Aux Sable, a NGL extraction and fractionation business, which owns and operates a plant near Chicago, Illinois at the terminus of Alliance. The plant extracts NGL from the liquids-rich natural gas transported on Alliance, as necessary to meet gas quality specifications of downstream transmission and distribution companies and to take advantage of positive fractionation spreads.

Aux Sable sells its NGL production to a single counterparty under a long-term contract. Aux Sable receives a fixed annual fee and a share of any net margin generated from the business in excess of specified natural gas processing margin thresholds (the upside sharing mechanism). In addition, Aux Sable is compensated for all operating, maintenance and capital costs associated with its facilities subject to certain limits on capital costs. The counterparty supplies, at its cost, all make-up gas and fuel gas requirements of the Aux Sable plant and pays market rates for the capacity on Alliance held by an Aux Sable affiliate. The contract is for an initial term of 20 years, expiring March 31, 2026, and may be extended by mutual agreement for 10-year terms.

Aux Sable also owns and operates facilities upstream of Alliance that deliver liquids-rich gas volumes into the pipeline for further processing at the Aux Sable plant. These facilities include the Prairie Rose Pipeline and the Palermo Conditioning Plant in the Bakken area of North Dakota and the Septimus Gas Plant and the Septimus Pipeline in the Montney area of British Columbia.

Aux Sable has contracted capacity of the Septimus Pipeline and the Septimus Gas Plant to a producer under a 10-year take-or-pay contract which provides for a return on and of invested capital. Actual operating costs are recovered from the producer. Additional revenues are earned by Aux Sable based on a sharing of NGL margin available.

In 2012, 80% of the capacity in the Palermo Gas Plant and the Prairie Rose Pipeline was contracted to producers under take-or-pay contracts. Several producers’ contract commitments decline over the next few years while certain producer contract commitments continue through 2020 under 10-year take or pay contracts or with life-of-lease reserve dedication.

Results of Operations

Aux Sable adjusted earnings were $68 million for the year ended December 31, 2012 compared with $55 million for the year ended December 31, 2011 and $37 million for the year ended December 31, 2010. Adjusted earnings increased primarily due to higher realized fractionation margins and earnings contributions from the Prairie Rose Pipeline and the Palermo Conditioning Plant acquired in July 2011.

Business Risks

The risks identified below are specific to Aux Sable. General risks that affect the entire Company are described under Risk Management and Financial Instruments – General Business Risks.

Commodity Price Risk

Aux Sable’s margin earned through the upside sharing mechanism is subject to commodity price risk arising from movements in natural gas and NGL prices and differentials. These risks may be mitigated through the Company’s risk management activities.

Volume Risk

A decrease in gas volumes or a decrease in the NGL content of the gas stream delivered by Alliance to the Aux Sable plant can directly and adversely affect the margin earned through the upside sharing mechanism. Alliance is well positioned to deliver incremental liquids-rich gas production from new developments in the Montney and Bakken regions, thereby mitigating volume risk. In addition, Aux Sable attracts liquids-rich gas to Alliance through inducement and rich gas premium contracts with producers.

ENERGY SERVICES

Energy Services provides energy supply and marketing services to North American refiners, producers and other customers. Crude oil and NGL marketing services are provided by Tidal Energy. This business transacts at many North American market hubs and provides its customers with various services, including transportation, storage, supply management, hedging programs and product exchanges. Tidal Energy is primarily a physical barrel marketing company focused on capturing value from quality, time and location differentials when opportunities arise. To execute these strategies, Energy Services may lease storage or rail cars, as well as hold nomination or contractual rights on both third party and Enbridge-owned pipelines and storage facilities. Any commodity price exposure created from this physical business is closely monitored and must comply with the Company’s formal risk management policies.

Tidal Energy also provides natural gas marketing services, including marketing natural gas to optimize commitments on certain natural gas pipelines. To the extent transportation costs exceed the basis (location) differential, earnings will be negatively affected. Tidal Energy also provides natural gas supply, transportation, balancing and storage for third parties, leveraging its natural gas marketing expertise and access to transportation capacity.

Results of Operations

Energy Services adjusted earnings decreased from $56 million for the year ended December 31, 2011 to $40 million for the year ended December 31, 2012. The decline was primarily due to changing market conditions which gave rise to fewer margin opportunities in crude oil and NGL marketing.

Energy Services adjusted earnings were $56 million for the year ended December 31, 2011 compared with $21 million for the year ended December 31, 2010. This increase was primarily attributable to crude oil marketing strategies designed to capture basis (location) differentials and tank management revenue when opportunities arise. Partially offsetting positive earnings contributions from crude oil services were declines in natural gas marketing due to narrower natural gas basis (location) spreads, which impact the Company’s merchant capacity on certain natural gas pipelines.

Earnings from Energy Services are dependent on market conditions, including, but not limited to, quality, time and location differentials, and may not be indicative of results to be achieved in future periods.

Business Risks

The risks identified below are specific to Energy Services. General risks that affect the entire Company are described under Risk Management and Financial Instruments – General Business Risks.

Commodity Price Risk

Energy Services generates margin by capitalizing on quality, time and location differentials when opportunities arise. Volatility in commodity prices and changing marketing conditions could limit margin opportunities. Furthermore, commodity prices could have negative earnings impacts if the cost of the commodity is greater than resell prices achieved by the Company. Energy Services activities are conducted in compliance with and under the oversight of the Company’s formal risk management policies.

ALLIANCE PIPELINE US

Alliance, which includes both the Canadian and United States portions of the pipeline system, consists of an approximately 3,000-kilometre (1,864-mile) integrated, high-pressure natural gas transmission pipeline system and an approximately 730-kilometre (454-mile) lateral pipeline system and related infrastructure. Alliance transports liquids-rich natural gas from northeast British Columbia, northwest Alberta and the Bakken area in North Dakota to Channahon, Illinois. Alliance Pipeline US and Alliance Pipeline Canada have firm service shipping contract capacity to deliver 1.405 bcf/d and 1.325 bcf/d, respectively. Enbridge owns 50% of Alliance Pipeline US, while the Fund, described under Sponsored Investments, owns 50% of Alliance Pipeline Canada.

Alliance connects with Aux Sable (of which Enbridge owns 42.7%), a NGL extraction and fractionation facility in Channahon, Illinois. The natural gas may then be transported to two local natural gas distribution systems in the Chicago area and five interstate natural gas pipelines, providing shippers with access to natural gas markets in the midwestern and northeastern United States and eastern Canada. Alliance Pipeline US is adjacent to the Bakken oil formation in North Dakota which offers new incremental sources of liquids-rich natural gas for delivery to downstream markets. In February 2010, a new receipt point on the pipeline near Towner, North Dakota was placed into service. The receipt point connects to the Prairie Rose Pipeline, which initially provided access to a shipper operating out of the Bakken formation with a firm transportation contract for an initial contract capacity of 40 mmcf/d under a 10-year contract. An additional 40 mmcf/d of firm transportation capacity at this same receipt point became effective February 2011. The Prairie Rose Pipeline was acquired by Aux Sable in 2011.

Transportation Contracts

Alliance Pipeline US has long-term, take-or-pay contracts to transport substantially all its 1.405 bcf/d of natural gas capacity, with terms ending on December 1, 2015. A small percentage of natural gas is being contracted on a short-term basis with an annual renewal option. These contracts permit Alliance Pipeline US, whose operations are regulated by the FERC, to recover the cost of service, which includes operating and maintenance costs, the cost of financing, an allowance for income tax, an annual allowance for depreciation and an allowed ROE of 10.9%.

Results of Operations

Alliance Pipeline US earnings of $24 million for the year ended December 31, 2012 were comparable with earnings of $26 million and $25 million for the years ended December 31, 2011 and 2010, respectively, reflecting its stable, cost-of-service commercial construct.

VECTOR PIPELINE

Vector, which includes both the Canadian and United States portions of the pipeline system, consists of 560 kilometres (348 miles) of mainline natural gas transmission pipeline between the Chicago, Illinois hub and the storage complex at Dawn, Ontario. Vector’s primary sources of supply are through interconnections with Alliance and the Northern Border Pipeline in Joliet, Illinois. Vector has the capacity to deliver a nominal 1.3 bcf/d and is operating at or near capacity. The Company provides operating services to and holds a 60% joint venture interest in Vector.

Transportation Contracts

The total long haul capacity of Vector is approximately 87% committed through November 2015. Approximately 55% of the long haul capacity is committed through firm negotiated rate transportation contracts with shippers and approved by the FERC, while the remaining committed capacity is sold at market rates. In December 2012, shippers under negotiated rate transportation contracts which represent 27% of the systems long haul capacity elected to extend their commitments beyond December 1, 2015 for one additional year and preserve the option to continue their commitments on an annual basis. The remaining 28% of negotiated rate transportation contract shippers elected not to extend their commitments beyond its original contract term of November 2015. Vector is entitled to additional compensation from shippers that elected not to extend their contracts beyond 2015.

Transportation service is provided through a number of different forms of service agreements such as Firm Transportation Service and Interruptible Transportation Service. Vector is an interstate natural gas pipeline with FERC and NEB approved tariffs that establish the rates, terms and conditions governing its service to customers. On the United States portion of Vector, tariff rates are determined using a cost of service methodology and tariff changes may only be implemented upon approval by the FERC. For 2012, the FERC approved maximum tariff rates included an underlying weighted average after-tax ROE component of 11.2%. On the Canadian portion, Vector is required to file its negotiated tolls calculation with the NEB on an annual basis. Tolls are calculated on a levelized basis that include a rate of return incentive mechanism based on construction costs and are subject to a rate cap. In 2012, maximum tariff tolls include a ROE component of 10.5% after-tax.

Results of Operations

Vector earnings were $16 million for the year ended December 31, 2012 comparable with $18 million for the year ended December 31, 2011 and $15 million for the year ended December 31, 2010.

BUSINESS RISKS

The risks identified below are specific to both Alliance Pipeline US and Vector. General risks that affect the entire Company are described under Risk Management and Financial Instruments – General Business Risks.

Supply and Demand

Currently, natural gas pipeline capacity out of the WCSB exceeds supply, due to the low price of natural gas and increased production from new shale gas discoveries. Alliance Pipeline US and Vector have been unaffected by this excess supply environment to date mainly because of long-term capacity contracts extending primarily to 2015. However, excess capacity out of the WCSB and depressed natural gas prices have led to a reduction or deferral of investment in upstream gas development, and could negatively impact re-contracting beyond this term. Re-contracting risk is mitigated to some extent as Alliance Pipeline US is well positioned to deliver incremental liquids-rich gas production from new developments in the Montney and Bakken regions. Alliance Pipeline US is also engaged with market participants in developing new receipt facilities and services to expand its reach in transporting liquids-rich gas to premium markets. In addition, Aux Sable, through its participation in midstream businesses upstream of Alliance Pipeline US, attracts liquids-rich gas to Alliance Pipeline US by offering incremental value for producers’ NGL. Vector’s interruptible capacity could be negatively impacted by the basis (location) differential in the price of natural gas between Chicago, Illinois and Dawn, Ontario relative to the transportation toll.

Competition

Alliance Pipeline US faces competition for pipeline transportation services to the Chicago area from both existing and proposed pipeline projects. Competing pipelines provide natural gas transportation services from the WCSB and the Bakken to natural gas markets in the midwestern United States. In addition, there are several proposals to convert or upgrade existing pipelines or to build new pipelines to serve these markets. Any new or upgraded pipelines could either allow shippers greater access to natural gas markets or offer natural gas transportation services that are more desirable than those provided by Alliance Pipeline US because of location, facilities or other factors. In addition, these pipelines could charge rates or provide transportation services to locations that result in greater net profit for shippers, with the effect of forcing Alliance Pipeline US to realize lower revenues and cash flows. Shippers on Alliance Pipeline US currently have access to additional high compression delivery capacity at no additional cost, other than fuel requirements, serving to enhance the competitive position of Alliance Pipeline US.

Vector faces competition for pipeline transportation services to its delivery points from new supply sources and traditional low cost pipelines, which could offer transportation that is more desirable to shippers because of cost, supply location, facilities or other factors. Vector has mitigated this risk by entering into long-term firm transportation contracts and the effectiveness of these contracts is evidenced by the increased utilization of the pipeline since its construction, despite the presence of transportation alternatives.

Vector and Alliance pipelines also face potential competition from new sources of natural gas such as the Marcellus shale formation, which is among the largest gas plays in North America. The Marcellus shale formation is in close proximity to the Chicago Hub. The development of the Marcellus shale formation could provide an alternate source of gas to the Chicago Hub as well as decrease the northeastern region of the United States’ reliance on natural gas imports from Canada.

Regulation

Both the United States portion of Vector and Alliance Pipeline US operations are subject to regulation by the FERC. If tariff rates are protested, the timing and amount of recovery or refund of amounts recorded on the Consolidated Statements of Financial Position could be different from the amounts that are eventually recovered or refunded. In addition, future profitability of the entities could be negatively impacted. On a yearly basis, following consultation with shippers, Alliance Pipeline US files its annual rates with the FERC for approval.

FERC has intensified its oversight of financial reporting, risk standards and affiliate rules and has issued new standards on managing gas pipeline integrity. The Company continues ongoing dialogue with regulatory agencies and participates in industry groups to ensure it is informed of emerging issues in a timely manner.

ENBRIDGE OFFSHORE PIPELINES

Offshore is comprised of 13 natural gas gathering and FERC-regulated transmission pipelines and one oil pipeline with a capacity of 60,000 bpd, in five major corridors in the Gulf of Mexico, extending to deepwater developments. These pipelines include almost 2,400 kilometres (1,500 miles) of underwater pipe and onshore facilities with total capacity of approximately 7.3 bcf/d. Offshore currently moves approximately 40% of offshore deepwater gas production through its systems in the Gulf of Mexico.

Transportation Contracts

The primary shippers on the Offshore systems are producers who execute life-of-lease commitments in connection with transmission and gathering service contracts. In exchange, Offshore provides firm capacity for the contract term at an agreed upon rate. The firm capacity made available generally reflects the lease’s maximum sustainable production. The transportation contracts allow the shippers to define a maximum daily quantity (MDQ), which corresponds with the expected production life. The contracts typically have minimum throughput volumes which are subject to take-or-pay criteria, but also provide the shippers with flexibility, subject to advance notice criteria, to modify the projected MDQ schedule to match current delivery expectations. The majority of long-term transport rates are market-based, with revenue generation directly tied to actual production deliveries. Some of the systems operate under a cost-of-service methodology while others have minimum take-or-pay obligations.

The business model utilized on a go forward basis and included in the WRGGS, Big Foot, Venice and Heidelberg commercially secured projects differs from the historic model. These new projects have a base level return which is locked in through take or pay commitments. If volumes reach producer anticipated levels, the return on these projects may increase. In addition, Enbridge has minimal capital cost risk on these projects and commercial agreements continue to contain life-of-lease commitments. The WRGGS and Big Foot project agreements provide for recovery of actual capital costs to complete the project in fees payable by producers over the contract term. The Venice project provides for a capital cost risk sharing mechanism whereby Enbridge is exposed to a portion of the capital costs in excess of an agreed upon target. Conversely, Enbridge can recover in fees from producers a portion of the capital cost savings below the agreed upon target. Adjustment is allowed for many of the Heidelberg project variables affecting its cost, with Enbridge bearing the residual capital cost risk after these adjustments have been applied.

Asset Impairment

In December 2012, the Company recorded an impairment charge of $166 million ($105 million after-tax) related to certain of its Offshore assets, predominantly located within the Stingray and Garden Banks corridors in the Gulf of Mexico. The Company had been pursuing alternative uses for these assets; however, due to changing competitive conditions in the fourth quarter of 2012, the Company concluded that such alternatives were no longer likely to proceed. In addition, unique to these assets is their significant reliance on natural gas production from shallow water areas in the Gulf of Mexico which have been challenged by macro-economic factors including prevalence of onshore shale gas production, hurricane disruptions, additional regulation and the low natural gas commodity price environment.

Results of Operations

For the year ended December 31, 2012, Offshore incurred an adjusted loss of $3 million compared with a loss of $7 million for the year ended December 31, 2011. Offshore realized a second year of consecutive losses due to weak volumes from delayed drilling programs and more scheduled production outages by producers in the Gulf of Mexico. The decrease in loss year-over-year resulted from a higher transportation rate for volumes shipped on the Stingray Pipeline System, a reduction in interest expense and a $2 million favourable impact related to the reversal of a shipper reserve pertaining to a rate case from 2011.

For the year ended December 31, 2011, Offshore incurred a loss of $7 million compared with adjusted earnings of $23 million for the year ended December 31, 2010. The decrease in adjusted earnings reflected continued volume declines due to the slower regulatory permitting process and delayed drilling programs by producers. Increased operating and administrative costs, including higher insurance premiums and employee benefits as well as increased depreciation expense, also contributed to the decrease in earnings from the prior year.

Business Risks

The risks identified below are specific to Offshore. General risks that affect the Company as a whole are described under Risk Management and Financial Instruments – General Business Risks.

Weather

Adverse weather, such as hurricanes, may impact Offshore’s financial performance directly or indirectly. Direct impacts may include damage to offshore facilities resulting in lower throughput, as well as inspection and repair costs. Indirect impacts may include damage to third party production platforms, onshore processing plants and pipelines that may decrease throughput on offshore systems. Offshore’s insurance policy includes specific coverage related to named windstorms (such as hurricanes), for all systems, but does not cover business interruption. The occurrence of hurricanes in the Gulf Coast increases the cost and availability of insurance coverage and Enbridge may not be able, or may choose not, to insure against this risk in the future. Enbridge facilities are engineered to withstand hurricane forces and constant monitoring of weather allows for timely evacuation of personnel and shutdown of facilities; however, damages to assets may still occur.

Competition

There is competition for new and existing business in the Gulf of Mexico, with an increasing number of competitors willing to construct and operate production host platforms for future deepwater prospects. Offshore has been able to capture key opportunities, allowing it to more fully utilize existing capacity. Offshore’s gas pipelines serve a majority of the strategically located deepwater host platforms, positioning it favourably to make incremental investments for new platform connections and receive additional transportation volumes from sub-sea development of smaller fields tied back to existing host platforms. Offshore is also able to construct pipelines to transport crude oil, diversifying the risk of declining gas production, as demonstrated with the planned Big Foot Oil and Heidelberg pipelines. Given rates of decline, offshore pipelines typically have available capacity, resulting in significant competition for new developments in the Gulf of Mexico. Competing developments may impact the recoverability of the Company’s long-lived offshore assets.

Supply and Demand

Low natural gas prices, in part due to the prevalence of onshore shale gas, have resulted in reduced investment in exploration activities and producing infrastructure. Offshore diversifies its risk of declining gas production through the construction of crude oil pipelines as noted above. To date, crude oil prices have supported stable offshore investment; however, a future decline in crude oil prices could change the potential for future investment opportunities. Further, a sustained decline in either natural gas or crude oil commodity prices could impact the recoverability of long-lived offshore assets.

In the fourth quarter of 2012, Offshore recognized an impairment charge of $105 million, net of tax, primarily related to shallow water natural gas assets, due to changing competitive conditions and sustained weakness in natural gas prices.

Regulation

The transportation rates on many of Offshore’s transmission pipelines are generally based on a regulated cost of service methodology and are subject to regulation by the FERC. These rates are subject to challenge from time-to-time.

The Macondo oil spill in 2010 has altered the offshore regulatory environment. Although the moratorium on deepwater drilling has been lifted, future deepwater drilling activity will be subject to heightened regulation and oversight. Increased regulation may impact the levels and timing of future exploration and drilling activity in the region and the resultant production volumes available to ship on the Offshore system. The shifting business environment could result in increases in available capacity, resulting in heightened competition.

Other Risks

Other risks directly impacting financial performance include underperformance relative to expected reservoir production rates, delays in project start-up timing, changes in plans by shippers and capital expenditures in excess of those estimated. Capital risk is mitigated in some circumstances by having area producers as joint venture partners or through cost of service tolling arrangements or other pre-arranged terms in commercial agreements. Start-up delays are mitigated by the right to collect stand-by fees.

OTHER

Other includes operating results from the Company’s investments in renewable energy projects and business development expenditures.

Wind and Solar Resources Transfer

In May 2012, the Company acquired from Renewable Energy Systems Canada Inc. the remaining 10% interest in the Greenwich Wind Energy Project (Greenwich) through Greenwich Windfarm, LP, for $27 million, increasing its ownership to 100%. On December 10, 2012, Greenwich, the Amherstburg Solar Project (Amherstburg) and the Tilbury Solar Project (Tilbury) were transferred to the Fund. See Sponsored Investments – Enbridge Income Fund – Crude Oil Storage and Renewable Energy Transfers for details of the transfer.

In October 2011, ownership of the Ontario Wind, Sarnia Solar and Talbot Wind energy projects was transferred to the Fund with earnings contributions from these assets, net of noncontrolling interests, reflected within the Sponsored Investments segment effective October 21, 2011.

Results of Operations

Other adjusted earnings for the year ended December 31, 2012 were $9 million compared with $15 million for the year ended December 31, 2011. The decrease in adjusted earnings was primarily due to the sale of Ontario Wind, Sarnia Solar and Talbot Wind energy projects to the Fund in October 2011, followed by the sale of Greenwich, Amherstburg and Tilbury to the Fund in December 2012. Higher business development costs also contributed to the decrease in adjusted earnings. Partially offsetting this increase were the contributions from Cedar Point and Greenwich, which were commissioned in late 2011, and Silver State which was commissioned in early 2012.

Other adjusted earnings increased from $2 million for the year ended December 31, 2010 to $15 million for the year ended December 31, 2011. This increase reflected strong contributions primarily from the Sarnia Solar expansion and Talbot Wind Energy Project, both of which were completed in the latter part of 2010. In addition, adjusted earnings for 2011 reflected several newly constructed green energy projects, including Cedar Point, Greenwich and Amherstburg.

SPONSORED INVESTMENTS

EARNINGS

	2012	2011	2010
(millions of Canadian dollars)
Enbridge Energy Partners, L.P. (EEP)	141	151	122
Enbridge Energy, Limited Partnership (EELP) - Alberta Clipper US	38	42	42
Enbridge Income Fund (the Fund)	84	51	42
Adjusted Earnings	263	244	206
EEP - leak insurance recoveries	24	50	-
EEP - leak remediation costs and lost revenue	(9)	(33)	(106)
EEP - changes in unrealized derivative fair value gains/(loss)	(2)	3	(1)
EEP - NGL trucking and marketing investigation costs	(1)	(3)	-
EEP - prior period adjustment	7	-	-
EEP - shipper dispute settlement	-	8	-
EEP - lawsuit settlement	-	1	-
EEP - impact of unusual weather conditions	-	(1)	-
EEP - Lakehead System billing correction	-	-	1
EEP - asset impairment loss	-	-	(2)
Earnings attributable to common shareholders	282	269	98

Adjusted earnings from Sponsored Investments were $263 million for the year ended December 31, 2012 compared with $244 million for the year ended December 31, 2011. The increase in adjusted earnings resulted primarily from increased contributions from the Fund following the transfer of certain renewable energy and crude oil storage assets from Enbridge and its wholly-owned subsidiaries in late 2012 and late 2011.

Adjusted earnings from Sponsored Investments were $244 million for the year ended December 31, 2011 compared with $206 million in 2010. The increase in adjusted earnings resulted primarily from increased contributions from EEP as a result of positive operating factors, including growth projects, and contributions from renewable energy assets transferred to the Fund.

Sponsored Investments earnings were impacted by the following adjusting items:

•                  Earnings from EEP for 2012 and 2011 included insurance recoveries associated with the Line 6B crude oil release. See Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Lines 6A and 6B Crude Oil Releases – Line 6B Crude Oil Release.

•                  Earnings from EEP for each period included a charge related to estimated costs, before insurance recoveries, associated with the Lines 6A, 6B and Line 14 crude oil releases. EEP earnings from 2010 also included a charge of $3 million (net to Enbridge) related to lost revenue as a result of the crude oil releases. See Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Line 14 Crude Oil Release and Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Lines 6A and 6B Crude Oil Releases.

•                  Earnings from EEP included changes in the unrealized fair value on derivative financial instruments in each period.

•                  EEP earnings for 2012 and 2011 reflected charges for legal and accounting costs associated with an investigation at a NGL trucking and marketing subsidiary, which was concluded in the first quarter of 2012.

•                  EEP earnings for 2012 reflected a non-recurring out-of-period adjustment.

•                  EEP earnings for 2011 included proceeds from the settlement of a shipper dispute related to oil measurement adjustments in prior years.

•                  EEP earnings for 2011 included proceeds related to the settlement of a lawsuit during the first quarter of 2011.

•                  EEP earnings for 2011 included an unfavourable effect related to decreased volumes due to uncharacteristically cold weather in February 2011 that disrupted normal operations of its natural gas systems.

•                  EEP earnings for 2010 included Lakehead System billing corrections.

•                  EEP earnings for 2010 included charges related to asset impairment losses.

ENBRIDGE ENERGY PARTNERS, L.P.

EEP owns and operates crude oil and liquid petroleum transportation and storage assets and natural gas and NGL gathering, treating, processing, transportation and marketing assets in the United States. Significant assets include the Lakehead System, which is the extension of the Canadian Mainline in the United States, the Mid-Continent crude oil system consisting of an interstate crude oil pipeline and storage facilities, a crude oil gathering system and interstate pipeline system in North Dakota and natural gas assets located primarily in Texas. Subsidiaries of Enbridge provide services to EEP in connection with the operation of its liquids assets, including the Lakehead System.

In September 2010, EEP acquired the entities that comprise the Elk City Natural Gas Gathering and Processing System (Elk City System) for US$686 million. The Elk City System extends from southwestern Oklahoma to Hemphill County in the Texas Panhandle and consists of approximately 1,290 kilometres (800 miles) of natural gas gathering and transportation pipelines, one carbon dioxide treating plant and three cryogenic processing plants with a total capacity of 370 mmcf/d and a combined NGL production capability of 20,000 bpd. The acquisition of the Elk City System complements EEP’s existing Anadarko natural gas system by providing additional processing capacity and expansion capability.

Ownership Interest

Enbridge’s ownership interest in EEP is impacted by EEP’s issuance and sale of its Class A common units. To the extent Enbridge does not fully participate in these offerings, the Company’s ownership interest in EEP is reduced. At December 31, 2012, Enbridge’s ownership interest in EEP was 21.8% (2011 - 23.0%; 2010 - 25.5%). The Company’s average ownership interest in EEP during 2012 was 23.0% (2011 - 24.4%; 2010 - 26.7%).

Distributions

EEP makes quarterly distributions of its available cash to its common unitholders. Under the Partnership Agreement, Enbridge Energy Company, Inc. (EECI), a wholly owned subsidiary of Enbridge, as general partner (GP), receives incremental incentive cash distributions, which represent incentive income on the portion of cash distributions (on a per unit basis) that exceed certain target thresholds as follows:

	Unitholders including Enbridge	GP Interest
Quarterly cash distributions per unit[1]:
Up to $0.295 per unit	98%	2%
First target - $0.295 per unit up to $0.350 per unit	85%	15%
Second target - $0.350 per unit up to $0.495 per unit	75%	25%
Over second target - cash distributions greater than $0.495 per unit	50%	50%

1                  Distributions restated to reflect EEP’s two-for-one stock split which was effective April 2011.

In July 2012, EEP increased its quarterly distribution to $0.5435 per unit from $0.5325. Of the $141 million Enbridge recognized as adjusted earnings from EEP during 2012, $59 million (2011 - $46 million; 2010 - $33 million) were GP incentive earnings, while the remainder was Enbridge’s limited partner share of EEP’s earnings.

Results of Operations

Adjusted earnings from EEP were $141 million for the year ended December 31, 2012 compared with $151 million for the year ended December 31, 2011. Adjusted earnings from EEP for 2012 included higher GP incentive income and strong results from the liquids business primarily due to higher average delivery volumes and increased tolls on all major liquids systems, as well as contributions from storage terminal and other facilities that were placed into service during 2012. Earnings from the natural gas business decreased as a result of lower natural gas and NGL prices. Earnings were also negatively impacted by an increase in operating and administrative costs, specifically pipeline integrity costs, personnel costs and higher property taxes.

EEP adjusted earnings increased from $122 million for the year ended December 31, 2010 to $151 million for the year ended December 31, 2011. The increase was primarily attributable to strong results from its natural gas business as a result of higher natural gas and NGL volumes, including those associated with the acquisition of the Elk City System in September 2010, as well as higher GP incentive income. Increased volumes in liquids pipelines and a full year contribution from Alberta Clipper also drove higher earnings in 2011. These positive factors were partially offset by an increase in operating and administrative costs and higher financing costs.

Lakehead System Line 14 Crude Oil Release

On July 27, 2012, a release of crude oil was detected on Line 14 of EEP’s Lakehead System near Grand Marsh, Wisconsin. The estimated volume of oil released was approximately 1,700 barrels. EEP received a Corrective Action Order (CAO) from the Pipeline and Hazardous Materials Safety Administration (PHMSA) on July 30, 2012, followed by an amended CAO on August 1, 2012. The CAOs required EEP to take certain corrective actions, some of which have already been completed and some are still ongoing, as part of an overall plan for its Lakehead System. A notable part of the CAOs was to hire an independent third party pipeline expert to review and assess EEP’s overall integrity program. An independent third party expert was contracted during the third quarter of 2012 and its work is currently ongoing.

Upon restart of Line 14 on August 7, 2012, PHMSA restricted the operating pressure to 80% of the pressure in place at the time immediately prior to the incident. The pressure restrictions will remain in place until such time EEP can demonstrate that the root cause of the incident has been remediated.

EEP has revised the disclosed estimate for repair and remediation related costs associated with this crude oil release as at December 31, 2012 to approximately US$10 million ($1 million after-tax attributable to Enbridge), inclusive of approximately US$2 million of lost revenue, and excluding any fines and penalties. Despite the efforts EEP has made to ensure the reasonableness of its estimate, changes to the estimated amounts associated with this release are possible as more reliable information becomes available. EEP will be pursuing claims under Enbridge’s comprehensive insurance policy, although it does not expect any recoveries to be significant.

Lakehead System Lines 6A and 6B Crude Oil Releases

Line 6B Crude Oil Release

On July 26, 2010, a release of crude oil on Line 6B of EEP’s Lakehead System was reported near Marshall, Michigan. EEP estimates that approximately 20,000 barrels of crude oil were leaked at the site, a portion of which reached the Talmadge Creek, a waterway that feeds the Kalamazoo River. The released crude oil affected approximately 61 kilometres (38 miles) of shoreline along the Talmadge Creek and Kalamazoo River waterways, including residential areas, businesses, farmland and marshland between Marshall and downstream of Battle Creek, Michigan. In response to the release, a unified command structure was established under the jurisdiction of the Environmental Protection Agency (EPA), the Michigan Department of Natural Resources and Environment and other federal, state and local agencies.

During the second quarter of 2012, local authorities allowed the Kalamazoo River and Morrow Lake, which were affected by the Line 6B crude oil release, to be re-opened for recreational use. EEP continues to perform necessary remediation, restoration and monitoring of the areas affected by the Line 6B crude oil release. EEP expects to make payments for additional costs associated with submerged oil and sheen monitoring and recovery operations, including reassessment, remediation and restoration of the area, air and groundwater monitoring, scientific studies and hydrodynamic modeling, along with legal, professional and regulatory costs through future periods. All of the initiatives EEP is undertaking in the monitoring and restoration phase are intended to restore the crude oil release area to the satisfaction of the appropriate regulatory authorities.

On July 2, 2012, EEP received a Notice of Probable Violation (NOPV) from the PHMSA related to the July 26, 2010 Line 6B crude oil release, which resulted in payment of a US$3.7 million civil penalty in the third quarter of 2012. EEP included the amount of the penalty in its total estimated cost for the Line 6B crude oil release. In addition, on July 10, 2012 the National Transportation Safety Board presented the results of its investigation into the Line 6B crude oil release and subsequently publicly posted its final report on July 26, 2012.

As at December 31, 2012, EEP revised the total incident cost accrual to US$820 million ($137 million after-tax attributable to Enbridge), primarily due to an estimate of extended oversight by regulators and additional legal costs associated with various lawsuits, which is an increase of US$55 million ($8 million after-tax attributable to Enbridge) from its estimate at December 31, 2011. This total estimate is before insurance recoveries and excludes additional fines and penalties, which may be imposed by federal, state and local government agencies, other than the PHMSA civil penalty described above. On October 3, 2012, EEP received a letter from the EPA regarding a Proposed Order for potential incremental containment and active recovery of submerged oil. EEP is in discussions with the EPA regarding the agency’s intent with respect to certain elements of the Proposed Order and the appropriate scope of these activities. The nature and scope of any additional remediation activities that regulators may require is currently uncertain. Studies and additional technical evaluation by EEP, the EPA and other regulatory agencies may need to be completed before a final determination of any additional remediation activities can be determined. EEP has accrued the estimated costs it deemed likely to be incurred. However, when a final determination of the appropriate nature and scope of any additional remediation is made, it could result in significant cost being accrued.

Expected losses associated with the Line 6B crude oil release included those costs that were considered probable and that could be reasonably estimated at December 31, 2012. Despite the efforts EEP has made to ensure the reasonableness of its estimates, there continues to be the potential for EEP to incur additional costs in connection with this crude oil release due to variations in any or all of the cost categories, including modified or revised requirements from regulatory agencies, in addition to fines and penalties and expenditures associated with litigation and settlement of claims.

Line 6A Crude Oil Release

A release of crude oil from Line 6A of EEP’s Lakehead System was reported in an industrial area of Romeoville, Illinois on September 9, 2010. EEP estimates that approximately 9,000 barrels of crude oil were released, of which approximately 1,400 barrels were removed from the pipeline as part of the repair. Some of the released crude oil went onto a roadway, into a storm sewer, a waste water treatment facility and then into a nearby retention pond. All but a small amount of the crude oil was recovered. EEP completed excavation and replacement of the pipeline segment and returned it to service on September 17, 2010. The cause of the crude oil release remains subject to investigation by federal and state environmental and pipeline safety regulators.

EEP continues to monitor the areas affected by the crude oil release from Line 6A of its Lakehead System near Romeoville, Illinois in September 2010 for any additional requirements; however, the cleanup, remediation and restoration of the areas affected by the release have been completed.

In connection with this crude oil release, the cost estimate as at December 31, 2012 remains at approximately US$48 million ($7 million after-tax attributable to Enbridge), before insurance recoveries and excluding fines and penalties. EEP has the potential of incurring additional costs in connection with this crude oil release, including fines and penalties as well as expenditures associated with litigation. EEP is pursuing recovery of the costs associated with the Line 6A crude oil release from third parties; however, there can be no assurance that any such recovery will be obtained.

Insurance Recoveries

EEP is included in the comprehensive insurance program that is maintained by Enbridge for its subsidiaries and affiliates which renews in May of each year. In the unlikely event multiple insurable incidents occur which exceed coverage limits within the same insurance period, the total insurance coverage will be allocated among the Enbridge entities on an equitable basis based on an insurance allocation agreement EEP has entered into with Enbridge and one of Enbridge’s subsidiaries. The insurance program includes commercial liability insurance coverage that is consistent with coverage considered customary for its industry and includes coverage for environmental incidents such as those incurred for the crude oil releases from Lines 6A and 6B, excluding costs for fines and penalties. The claims for the crude oil release for Line 6B are covered by Enbridge’s comprehensive insurance policy that expired on April 30, 2011, which had an aggregate limit of US$650 million for pollution liability. Based on EEP’s remediation spending through December 31, 2012, Enbridge and its affiliates have exceeded the limits of their coverage under this insurance policy. Additionally, fines and penalties would not be covered under the existing insurance policy.

For the years ended December 31, 2012 and 2011, EEP recognized US$170 million ($24 million after-tax attributable to Enbridge) and US$335 million ($50 million after-tax attributable to Enbridge), respectively, of insurance recoveries as reductions to Environmental costs in the Consolidated Statements of Earnings. As at December 31, 2012, EEP had recorded total insurance recoveries of US$505 million ($74 million after-tax attributable to Enbridge) for the Line 6B crude oil release and expects to recover the balance of the aggregate liability insurance coverage of US$145 million from its insurers in future periods. EEP will record receivables for additional amounts received through insurance recoveries during the period it deems recovery to be probable.

Effective May 1, 2012, Enbridge renewed its comprehensive insurance program, through April 30, 2013, with a current liability aggregate limit of US$660 million, including sudden and accidental pollution liability.

Legal and Regulatory Proceedings

A number of United States governmental agencies and regulators have initiated investigations into the Line 6A and Line 6B crude oil releases. Approximately 30 actions or claims have been filed against Enbridge, EEP or their affiliates in United States federal and state courts in connection with the Line 6B crude oil release, including direct actions and actions seeking class status. Based on the current status of these cases, EEP does not expect the outcome of these actions to be material. As noted above, on July 2, 2012, PHMSA announced a NOPV related to the Line 6B crude oil release, including a civil penalty of US$3.7 million that EEP paid in the third quarter of 2012. One claim related to the Line 6A crude oil release has been filed against Enbridge, EEP or their affiliates by the State of Illinois in the Illinois state court. The parties are currently operating under an agreed interim order.

ENBRIDGE ENERGY, LIMITED PARTNERSHIP - ALBERTA CLIPPER US

In July 2009, the Company committed to fund 66.7% of the cost to construct the United States segment of the Alberta Clipper Project. The Company funded 66.7% of the project’s equity requirements through EELP, while 66.7% of the debt funding was made through EEP. EELP - Alberta Clipper US earnings are the Company’s earnings from its investment in EELP which undertook the project. The Alberta Clipper Project was placed into service on April 1, 2010. Alberta Clipper is a 1,670-kilometre (1,000 mile) crude oil pipeline that provides service between Hardisty, Alberta and Superior, Wisconsin with capacity of 450,000 bpd.

Results of Operations

Earnings from EELP - Alberta Clipper US were $38 million for the year ended December 31, 2012 compared with $42 million for both the years ended December 31, 2011 and 2010. These earnings, which represent the Company’s earnings from its 66.7% investment in a series of equity within EELP which owns the United States segment of Alberta Clipper, decreased due to a reduction in rates which took effect April 1, 2012.

BUSINESS RISKS

The risks identified below are specific to EEP and EELP. General risks that affect the Company as a whole are described under Risk Management and Financial Instruments – General Business Risks.

Supply and Demand

The profitability of EEP depends to some extent on the volume of products transported on its pipeline systems. The volume of shipments on EEP’s Lakehead System depends primarily on the supply of western Canadian crude oil and the demand for crude oil in the Great Lakes and Midwest regions of the United States and eastern Canada. Investment levels and related development activities by crude oil producers in conventional and oil sands production directly impacts the level of supply from the WCSB. Investment levels are influenced by crude oil producers’ expectations of crude oil prices, future operating costs, United States demand and availability of markets for produced crude oil. Demand depends, among other things, on weather, gasoline price and consumption, manufacturing levels, alternative energy sources and global supply disruptions.

EEP’s natural gas gathering assets are also subject to changes in supply and demand for natural gas, NGL and related products. Commodity prices impact the willingness of natural gas producers to invest in additional infrastructure to produce natural gas and, with current low natural gas prices, infrastructure plans have been increasingly deferred or cancelled. These assets are also subject to competitive pressures from third-party and producer-owned gathering systems.

Supply for the marketing operations depends to a large extent on the natural gas reserves and rate of drilling within the areas served by the natural gas business. Demand is typically driven by weather-related factors, with respect to power plant and utility customers, and industrial demand. EEP’s marketing business uses third party storage to balance supply and demand factors.

Volume Risk

A decrease in volumes transported by EEP’s systems can directly and adversely affect revenues and results of operations. A decline in volumes transported can be influenced by factors beyond EEP’s control, including competition, regulatory actions, government actions, weather, storage levels, alternative energy sources, decreased demand, fluctuations in commodity prices, economic conditions, supply disruptions, availability of supply connected to the systems and adequacy of infrastructure to move supply into and out of the systems. To the extent commodity price differentials exist between markets serviced by the Company’s assets and other market hubs, producers may be incented to seek alternate transportation options, such as rail, thereby decreasing volumes available to ship on the Company’s systems.

Competition

EEP’s Lakehead System, the United States portion of the liquids pipelines mainline, is a major crude oil export conduit from the WCSB. Other existing competing carriers and pipeline proposals to ship western Canadian liquids hydrocarbons to markets in the United States represent competition for the Lakehead System. Further details on such competing projects are described within Liquids Pipelines – Business Risks. EEP’s Mid-Continent and North Dakota systems also face competition from existing competing pipelines, proposed future pipelines and alternative gathering facilities, predominately rail, available to producers or the ability of the producers to build such gathering facilities. Competition for EEP’s storage facilities includes large integrated oil companies and other midstream energy partnerships.

Other interstate and intrastate natural gas pipelines (or their affiliates) and other midstream businesses that gather, treat, process and market natural gas or NGL represent competition to EEP’s natural gas segment. The level of competition varies depending on the location of the gathering, treating and processing facilities. However, most natural gas producers and owners have alternate gathering, treating and processing facilities available to them, including those owned by competitors that are substantially larger than EEP.

EEP’s marketing segment has numerous competitors, including large natural gas marketing companies, marketing affiliates of pipelines, major oil and natural gas producers, independent aggregators and regional marketing companies.

Regulation

In the United States, the interstate oil pipelines owned and operated by EEP and certain activities of EEP’s intrastate natural gas pipelines are subject to regulation by the FERC or state regulators and its financial condition and results of operations could worsen if tariff rates were protested. While gas gathering pipelines are not currently subject to FERC rate regulation, proposals to more actively regulate intrastate gathering pipelines are currently being considered in certain of the states in which EEP operates. In addition, the FERC has also taken an interest in regulating gas gathering systems that connect into interstate pipelines.

Market Price Risk

EEP’s gas processing business is subject to commodity price risk arising from movements in natural gas and NGL prices and differentials. These risks have been managed by using physical and financial contracts to fix the prices of natural gas and NGL. Certain of these financial contracts do not qualify for cash flow hedge accounting and; therefore, EEP’s earnings are exposed to associated changes in the mark-to-market value of these contracts.

ENBRIDGE INCOME FUND

The Fund is involved in the generation and transportation of energy through its crude oil and liquids pipeline and storage business in Western Canada (Liquids Transportation and Storage), interests in more than 500 MW of renewable power generation capacity and its 50% interest in Alliance Pipeline Canada. Liquids Transportation and Storage operates a crude oil gathering system and trunkline pipeline in southern Saskatchewan and southwestern Manitoba, connecting to Enbridge’s mainline pipeline to the United States (the Saskatchewan System). The Fund’s renewable power portfolio includes the 190-MW Ontario Wind Project, the 99-MW Talbot Wind Project and the 80-MW Sarnia Solar Project. In December 2012, the Fund completed the acquisition of crude oil storage facilities along with additional wind and solar energy assets from Enbridge and its wholly-owned subsidiaries, as discussed below.

Crude Oil Storage and Renewable Energy Transfers

In December 2012, ENF and the Fund finalized the acquisition of Hardisty Storage Caverns, Hardisty Contract Terminals, Greenwich, and Amherstburg and Tilbury projects from Enbridge and its wholly-owned subsidiaries for an aggregate purchase price of approximately $1.2 billion, financed in part by the issuance of additional ordinary trust units of the Fund to ENF and additional Enbridge Commercial Trust (ECT) preferred units to Enbridge. ENF in turn issued additional common shares to the public and to Enbridge. Enbridge also provided bridge debt financing (Bridge Financing) to the Fund for the balance of the purchase price, which was repaid in December 2012. Enbridge’s overall economic interest in the Fund was reduced from 69.2% to 67.7% upon completion of the transaction.

In October 2011, the Fund also acquired the Ontario Wind, Sarnia Solar and Talbot Wind energy projects from a wholly-owned subsidiary of Enbridge for an aggregate price of approximately $1.2 billion. The transaction was financed by the Fund through a combination of debt and equity, including the issuance of additional ordinary trust units of the Fund to ENF and ECT preferred units to Enbridge. ENF in turn issued additional common shares to the public and to Enbridge. Enbridge’s overall economic interest in the Fund was reduced from 72.3% to 69.2% upon completion of the transaction and associated financing.

The asset transfers described above occurred between entities under common control of Enbridge, and the intercompany gains realized by the selling entities in each of the years ended December 31, 2012 and 2011 have been eliminated from the Consolidated Financial Statements of Enbridge. Income taxes of $56 million and $98 million for the years ended December 31, 2012 and 2011, respectively, incurred on the related capital gains remain as charges to consolidated earnings. The Company retains the benefit of cash taxes paid in the form of increased tax basis of its investment in the underlying entities; however, accounting recognition of such benefit is not permitted until such time as the entities are sold outside of the consolidated group.

Through these transactions, which essentially resulted in a partial monetization of these assets by Enbridge through sale to noncontrolling interests (being ENF’s public shareholders), Enbridge realized a source of funds of $213 million and $210 million, as presented within Financing Activities on the Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011, respectively. In December 2012, the Fund issued $500 million in medium-term notes. The funds from this issuance, together with its cash on hand and draws on the Fund’s committed credit facility, were used to repay the $582 million Bridge Financing to Enbridge.

Saskatchewan System Shipper Complaint

On December 17, 2010, the Saskatchewan System filed amended tariffs for the Westspur pipeline with the NEB with an effective date of February 1, 2011. In January 2011, a shipper on the Westspur system requested the NEB make the tolls “interim” effective February 1, 2011 pending discussions between the shipper and the Saskatchewan System on information requests put forward by the shipper. Subsequently, the shipper filed a complaint with the NEB on the basis that the information provided was not adequate to allow an assessment to be made of the reasonableness of the tolls. Six parties have filed letters with the NEB supporting the shipper’s complaint. As directed by the NEB, negotiation among the parties has been ongoing and as of February 15, 2013, the Fund continues to review the structure of its tolls with shippers.

Incentive and Management Fees

Enbridge receives an annual base management fee for administrative and management services it provides to the Fund, plus incentive fees. Incentive fees are paid to Enbridge based on cash distributions paid by the Fund that exceed a base distribution amount. In 2012, the Company received intercompany incentive fees of $12 million (2011 - $10 million; 2010 - $8 million) before income taxes. Enbridge also provides management services to ENF. No additional fee is charged to ENF for these services provided the Fund is paying a fee to Enbridge.

Corporate Restructuring

In 2010, a plan of arrangement (the Plan) to restructure the Fund took effect. Under the Plan all publicly held trust units and five million units held by Enbridge were exchanged on a one-for-one basis for shares of a taxable Canadian corporation, ENF. The business of ENF is generally limited to investment in the Fund. Following completion of the Plan, the Company retained its overall economic interest in the Fund and remained the primary beneficiary of the Fund both before and after the Plan through a combined direct and indirect investment in the Fund voting units and a non-voting preferred unit investment. As such, Enbridge continues to consolidate the Fund under variable interest entity accounting rules.

Results of Operations

Earnings from the Fund totaled $84 million for the year ended December 31, 2012 compared with $51 million for the year ended December 31, 2011. The increased earnings from the Fund reflected a full year of earnings from the assets acquired from a wholly-owned subsidiary of Enbridge in October 2011. Earnings also reflected the December 2012 transfer of Hardisty Storage Caverns, Hardisty Contract Terminals, Greenwich, Amherstburg and Tilbury projects. Partially offsetting the earnings contributions were increased interest costs, higher business development expense and non-cash deferred income taxes.

Earnings from the Fund increased from $42 million for the year ended December 31, 2010 to $51 million in 2011. The increased earnings reflected increased contributions from the Saskatchewan System following substantial completion of its Phase II expansion project in December 2010, as well as contribution from the wind and solar resources acquired by the Fund in October 2011. These positive impacts were partially offset by higher operating and administrative costs as a result of the 2011 asset acquisition and an increase in interest expense and taxes.

BUSINESS RISKS

Risks for Alliance Pipeline Canada are similar to those identified for Alliance Pipeline US in the Gas Pipelines, Processing and Energy Services segment. The following risks generally relate to the Saskatchewan System and the wind and solar businesses, as indicated. General risks that affect the Company as a whole are described under Risk Management and Financial Instruments – General Business Risks.

Saskatchewan System

Competition

The Saskatchewan System faces competition in pipeline transportation from other pipelines as well as other forms of transportation, most notably rail. These alternative transportation options could charge rates or provide service to locations that result in greater net profit for shippers, thereby reducing shipments on the Saskatchewan System or resulting in pressure to reduce tolls. The Saskatchewan System’s right-of-way and expansion efforts provide a competitive advantage and the Company believes its tolls are competitive relative to alternative pipeline transportation options; however, the Fund is currently engaged in discussions with shippers regarding the reasonableness of its tolls.

Regulation

The Fund’s 50% interest in Alliance Pipeline Canada and certain pipelines within the Saskatchewan System are subject to the actions of various regulators, including the NEB. Actions of the regulators related to tariffs, tolls and facilities impact earnings and the success of expansion projects. Delays in regulatory approvals could result in cost escalations and construction delays. Changes in regulation, including decisions by regulators on the applicable tariff structure or changes in interpretations of existing regulations by courts or regulators, could adversely affect the results of operations of the Fund and could adversely impact the timing and amount of recovery or settlement of regulatory balances.

Wind and Solar

Regulation

The Fund’s wind and solar assets which operate in Ontario are classified as intermittent generators under the Independent Electricity System Operator (IESO) market rules. IESO market rules allow delivery of electrical energy to the transmission and distribution grid as it is produced regardless of prevailing power price. Recent amendments to these market rules allow the IESO to curtail intermittent generators during periods of surplus base load generation when the prevailing power price falls below a threshold. As the wind and solar assets currently operate under long-term PPAs the Fund is in discussions with the Ontario Power Authority to determine its rights and obligations under its PPA for economic compensation during future periods of economic curtailment.

Availability of Transmission

The ability to deliver electricity is affected by the availability of the various transmission and distributions systems in the areas in which it operates. The failure of existing transmission or distribution facilities or lack of adequate transmission or distribution capacity could have a material adverse effect on the ability to deliver electricity and receive payment under the PPA.

Weather

Earnings from wind and solar projects are highly dependent on weather and atmospheric conditions. While the expected energy yields for the wind and solar projects are predicted using long-term historical data, wind and solar resources will be subject to natural variation from year to year and from season to season. Any prolonged reduction in wind or solar resources at any of the wind or solar facilities could lead to decreased earnings for the Fund.

CORPORATE

EARNINGS

	2012	2011	2010
(millions of Canadian dollars)
Noverco	27	24	21
Other Corporate	(55)	(40)	(46)
Adjusted loss	(28)	(16)	(25)
Noverco - equity earnings adjustment	(12)	-	-
Noverco - changes in unrealized derivative fair value loss	(10)	-	-
Other Corporate - changes in unrealized derivative fair value
gains/(loss)	(22)	(87)	25
Other Corporate - foreign tax recovery	29	-	-
Other Corporate - unrealized foreign exchange gains/(loss) on
translation of intercompany balances, net	(17)	24	40
Other Corporate - impact of tax rate changes	(11)	6	-
Other Corporate - tax on intercompany gain on sale	(56)	(98)	-
Earnings/(loss) attributable to common shareholders	(127)	(171)	40

Total adjusted loss from Corporate was $28 million for the year ended December 31, 2012 compared with adjusted losses of $16 million for the year ended December 31, 2011 and $25 million for the year ended December 31, 2010.

Corporate earnings/(loss) were impacted by the following adjusting items:

•                  Earnings from Noverco for 2012 included an unfavourable equity earnings adjustment related to prior periods.

•                  Earnings from Noverco for 2012 included changes in the unrealized fair value loss of derivative financial instruments.

•                  Loss for each year included changes in the unrealized fair value gains and losses on derivative financial instruments related to forward foreign exchange risk management positions.

•                  Loss for 2012 were impacted by taxes related to a historical foreign investment.

•                  Loss for each year included net unrealized foreign exchange gains and losses on the translation of foreign-denominated intercompany balances.

•                  Loss for 2012 and 2011 reflected tax rate changes.

•                  Loss for 2012 and 2011 were impacted by tax on an intercompany gain of sale. See Sponsored Investments – Enbridge Income Fund – Crude Oil Storage and Renewable Energy Transfers for details of the tranactions.

NOVERCO

At December 31, 2012, Enbridge owned an equity interest in Noverco through ownership of 38.9% (2011 - 38.9%; 2010 - 32.1%) of its common shares and an investment in preferred shares. Noverco is a holding company that owns approximately 71% of Gaz Metro Limited Partnership (Gaz Metro), a natural gas distribution company operating in the province of Quebec with interests in subsidiary companies operating gas transmission, gas distribution and power distribution businesses in the province of Quebec and the state of Vermont. Effective September 2010, Gaz Metro became a privately held limited partnership as a result of a reorganization of its publicly held partnership units, which were exchanged on a one-for-one basis for common shares in Valener Inc., a new publicly listed corporation.

Noverco also holds, directly and indirectly, an investment in Enbridge common shares. In early 2012, Noverco advised Enbridge that the substantial increase in the value of these shares over the last decade had resulted in a significant shift in the balance of Noverco’s asset mix. The Board of Directors of Noverco authorized its manager to sell a portion of its Enbridge common share holding and rebalance Noverco’s asset mix. On March 22, 2012, Noverco sold 22.5 million Enbridge common shares through a secondary offering. Enbridge’s share of the proceeds of approximately $317 million was received as a dividend from Noverco on May 18, 2012 and was used to pay a portion of the Company’s quarterly dividend on June 1, 2012. This portion of the quarterly dividend did not qualify for the enhanced dividend tax credit in Canada and, accordingly, was not designated as an “eligible dividend”. For United States tax purposes, the dividend was a “qualified dividend”.

A significant portion of the Company’s earnings from Noverco is in the form of dividends on its preferred share investments which are based on the yield of 10-year Government of Canada bonds plus a margin of 4.3% to 4.4%. Virtually all of Noverco’s residual earnings are from Gaz Metro’s regulated assets. Rates for these natural gas and electricity distribution networks are established primarily using a cost-of-service method. Consequently, Gaz Metro’s profitability is dependent on its ability to invest in the development of its rate base and on the rates of return on deemed equity authorized by the regulatory agencies. Weather variations do not affect Noverco’s earnings as Gaz Metro is not exposed to weather risk.

Results of Operations

Noverco adjusted earnings were $27 million for the year ended December 31, 2012 compared with $24 million for the year ended December 31, 2011 and $21 million for the year ended December 31, 2010. Noverco adjusted earnings for each year reflected contributions from the Company’s increased preferred share investment and Noverco’s underlying gas distribution investments.

OTHER CORPORATE

Corporate also consists of the new business development activities, general corporate investments and financing costs not allocated to the business segments. Other corporate costs include dividends on preference shares as such dividends are a deduction in determining earnings attributable to common shareholders.

Preference Share Issuances

Since July 2011, the Company has issued 146 million preference shares for gross proceeds of approximately $3,660 million with the following characteristics. See Liquidity and Capital Resources – Outstanding Share Data.

	Gross Proceeds	Initial Yield	Dividend[1]	Per Share Base Redemption Value[2]	Redemption and Conversion Option Date[2,3]	Right to Convert Into[3,4]
(Canadian dollars, unless otherwise stated)
Series B5	$500 million	4.0%	$1.00	$25	June 1, 2017	Series C
Series D5	$450 million	4.0%	$1.00	$25	March 1, 2018	Series E
Series F5	$500 million	4.0%	$1.00	$25	June 1, 2018	Series G
Series H5	$350 million	4.0%	$1.00	$25	September 1, 2018	Series I
Series J5	US$200 million	4.0%	US$1.00	US$25	June 1, 2017	Series K
Series L5	US$400 million	4.0%	US$1.00	US$25	September 1, 2017	Series M
Series N5	$450 million	4.0%	$1.00	$25	December 1, 2018	Series O
Series P5	$400 million	4.0%	$1.00	$25	March 1, 2019	Series Q
Series R5	$400 million	4.0%	$1.00	$25	June 1, 2019	Series S

1          The holder is entitled to receive a fixed, cumulative, quarterly preferential dividend per year, as declared by the Board of Directors of the Company.

2          The Company may at its option, redeem all or a portion of the outstanding Preference Shares for the Base Redemption Value per share plus all accrued and unpaid dividends on the Redemption Option Date and on every fifth anniversary thereafter.

3          The holder will have the right, subject to certain conditions, to convert their shares into Cumulative Redeemable Preference Shares of a specified series on the Conversion Option Date and every fifth anniversary thereafter.

4          Holders will be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to: $25 x (number of days in quarter/365) x (90-day Government of Canada treasury bill rate + 2.4% (Series C), 2.4% (Series E), 2.5% (Series G), 2.1% (Series I), 2.7% (Series O), 2.5% (Series Q) or 2.5% (Series S)); or US$25 x (number of days in quarter/365) x (90-day United States Government treasury bill rate + 3.1% (Series K) or 3.2% (Series M)).

5          See Liquidity and Capital Resources – Outstanding Share Data for dividends declared on December 6, 2012.

Results of Operations

Other Corporate adjusted loss was $55 million for the year ended December 31, 2012 compared with $40 million for the year ended December 31, 2011. Although net Corporate segment financing costs decreased in 2012 compared with 2011, this decrease was more than offset by increased preference share dividends and higher personnel costs.

Adjusted loss from Corporate was $40 million for the year ended December 31, 2011 compared with $46 million for the year ended December 31, 2010. The decreased adjusted loss reflected lower interest expense, partially offset by an increase in preference share dividends following the issuance of 38 million preference shares during the year, as well as higher tax expense.

LIQUIDITY AND CAPITAL RESOURCES

The maintenance of financial strength and flexibility is fundamental to Enbridge’s growth strategy, particularly in light of the unprecedented level of growth projects secured or under development. With continued volatility in global capital markets, the Company’s access to timely funding may be subject to risks from factors outside its control, including but not limited to, United States economic uncertainty and slow economic recovery. To mitigate such risks, the Company actively manages financing plans and strategies to ensure it maintains sufficient liquidity to meet routine operating and future capital requirements. The Company targets to maintain sufficient liquidity to bridge fund through any periods of protracted capital markets disruption, up to one year.

In the near term, the Company generally expects to utilize cash from operations and the issuance of debt, commercial paper and/or credit facility draws to fund liabilities as they become due, finance capital expenditures, fund debt retirements and pay common and preference share dividends. The Company also maintains a longer horizon funding plan which considers growth capital needs and identifies potential sources of debt and equity funding alternatives, with the objective of maintaining access to low cost capital.

Several of the Company’s growth projects that will be undertaken jointly with EEP will be funded 60% by Enbridge and 40% by EEP, with EEP having the option to reduce its funding and associated economic interest in the projects by up to 15% before June 30, 2013. Furthermore, within one year of the final in-service date of either the Eastern Access or Lakehead System Mainline Expansion projects, EEP will have the option to increase its economic interest held at those times in each project by up to 15%.

In accordance with its funding plan, the Company has been active in the capital markets with the following issuances during 2012:

•                  Corporate - $2,710 million in preference shares; $400 million in common equity; $750 million of medium-term notes;

•                  Enbridge Pipelines Inc. (EPI) - $100 million Century Bond; $150 million of medium-term notes;

•                  ENF/the Fund - $213 million in ENF common equity; $1,199 million of medium-term notes in the Fund; and

•                  EEP - US$447 million in Class A common units.

In addition to these debt and equity issuances, the Company received a $317 million one-time dividend from its investment in Noverco which resulted from Noverco’s disposal of Enbridge shares via a secondary offering, as well as the monetization of crude oil storage and renewable energy assets through sale to the Fund.

To ensure ongoing liquidity and mitigate the risk of capital market disruption, Enbridge also has a significant amount of committed bank credit facilities which were further bolstered in 2012. The Company’s net available liquidity of $10,799 million at December 31, 2012 was inclusive of approximately $1,297 million of unrestricted cash and cash equivalents, net of bank indebtedness. In addition to ensuring adequate liquidity, the Company actively manages its bank funding sources to optimize pricing and other terms. The following table provides details of the Company’s credit facilities at December 31, 2012 and 2011.

		2011	2012
	Maturity Dates[1]	Total Facilities	Total Facilities	Draws[2]	Available
(millions of Canadian dollars)
Liquids Pipelines	2014	300	300	25	275
Gas Distribution	2014	717	712	590	122
Sponsored Investments	2014-2017	2,534	3,162	1,645	1,517
Corporate	2014-2017	5,653	9,108	1,520	7,588
		9,204	13,282	3,780	9,502
Southern Lights project financing[3]	2014	1,576	1,484	1,429	55
Total credit facilities		10,780	14,766	5,209	9,557

1                  Total facilities include $35 million in demand facilities with no maturity date.

2                  Includes facility draws, letters of credit and commercial paper issuances that are back-stopped by the credit facility.

3                  Total facilities inclusive of $60 million for debt service reserve letters of credit.

The Company’s credit facility agreements include standard default and covenant provisions whereby accelerated repayment may be required if the Company were to default on payment or violate certain covenants. As in prior years, the Company expects to continue to comply with these provisions and therefore not trigger any early repayments. As at December 31, 2012, the Company was in compliance with all debt covenants.

With increased borrowing, the Company actively manages certain financial ratios measuring the Company’s ability to service its debt from operating cash flows. The Company’s internal cash flow growth maintains the financial ratios at a strong level. The Company’s access to liquidity from diversified funding sources and its ability to service its debt has allowed it to maintain a stable risk profile, which has led to sustained investment-grade ratings from the major credit rating agencies. The Company also continues to manage its debt-to-capitalization ratio to maintain a strong balance sheet. The Company’s debt-to-capitalization ratio, including bank indebtedness and short-term borrowings, was 61.4% at December 31, 2012 compared with 65.6% at December 31, 2011.

The Company invests a portion of its surplus cash in short-term investment grade instruments with creditworthy counterparties. Short-term investments were $950 million as at December 31, 2012 compared with $73 million as at December 31, 2011. This $877 million increase was due to the timing of cash generated from debt and equity market transactions and will be used to fund the Company’s growth projects in 2013.

There are no material restrictions on the Company’s cash with the exception of restricted cash of $7 million related to Southern Lights project financing and cash in trust of $12 million for specific shipper commitments.

Excluding current maturities of long-term debt, the Company had a positive working capital position of $183 million at December 31, 2012 compared to negative working capital of $164 million for the year ended December 31, 2011. Working capital includes the current portion of unrealized fair value derivative gains and losses related to the Company’s risk management activities. The net liability position for current derivatives was $692 million and $394 million for the years ended December 31, 2012 and 2011, respectively. Actual cash outflows to be incurred to settle these liabilities depend on foreign exchange rates, interest rates or commodity prices in effect when derivative contracts outstanding mature; therefore, working capital at a point in time may not be representative of actual future cash flows. Further, working capital will fluctuate from time to time due to natural gas inventory and borrowing levels at EGD, which in turn are impacted by weather and commodity prices, as well as general activity levels within the Company’s Energy Services businesses, among others. Changes in commodity prices also impact accounts receivable and other, inventory and accounts payable and other within Energy Services and EGD.

	2012	2011
(millions of Canadian dollars)
Cash and cash equivalents[1]	1,795	740
Accounts receivable and other[2]	4,026	4,084
Inventory	779	823
Bank indebtedness	(479)	(102)
Short-term borrowings	(583)	(548)
Accounts payable and other[3]	(5,052)	(4,801)
Interest payable	(196)	(185)
Environmental liabilities	(107)	(175)
Working capital	183	(164)

1                  Includes short-term investments and restricted cash of amounts in trust.

2                  Includes Accounts receivable from affiliates.

3                  Includes Accounts payable to affiliates.

The net available liquidity, together with cash from operations and the proceeds of capital market transactions, is expected to be sufficient to finance all currently secured capital projects and provide flexibility for new investment opportunities in the short-term, in the event of unforeseen economic disturbances.

OPERATING ACTIVITIES

Cash provided by operating activities for the year ended December 31, 2012 was $2,874 million compared with $3,371 million for the year ended December 31, 2011 and $1,877 for the year ended December 31, 2010. The most significant factor which impacted the decline in cash provided by operating activities was a $1,063 million unfavourable variance in the changes in operating assets and liabilities. Working capital fluctuated due to variations in commodity prices and sales volumes within Energy Services, the timing of tax payments, the payment of power deposits to support the Company’s growth projects, as well as general variations in activity levels within the Company’s businesses. In addition, cash from operating activities during the fourth quarter of 2012 included an outflow of US$202 million related to a voluntary pre-payment of certain derivative liabilities. The payment was transacted to optimize cash management opportunities and did not alter the risk management properties of the derivative position.

The cash outflows within operating activities were partially offset by the favourable operating performance of the Canadian Mainline under CTS, strong volumes across all of the Company’s liquids pipelines assets and general cash growth from development projects placed in service in recent years. Additionally, the Company received a $317 million one-time dividend from its investment in Noverco. During 2012, Noverco had realized a substantial gain on the disposition of a portion of its investment in Enbridge shares and subsequently distributed the proceeds from this transaction to its shareholders, by way of dividend.

INVESTING ACTIVITIES

Cash used in investing activities was $6,204 million for the year ended December 31, 2012 compared with $5,079 million and $3,902 million for the corresponding periods of 2011 and 2010, respectively.  Cash used in investing activities has increased on a year-over-year basis primarily due to capital expenditure activity, predominantly directed to the construction of the Company’s expansion initiatives, all of which are described in Growth Projects – Commercially Secured Projects and Growth Projects – Other Projects Under Development. A summary of additions to property, plant and equipment for the years ended December 31, 2012, 2011 and 2010 is as follows:

Year ended December 31,	2012	2011	2010
(millions of Canadian dollars)
Liquids Pipelines	2,091	955	684
Gas Distribution	438	483	387
Gas Pipelines, Processing and Energy Services	837	850	1,114
Sponsored Investments	1,993	1,187	868
Corporate	109	33	-
Total capital expenditures	5,468	3,508	3,053

Other notable investing activities in 2012 included the acquisition of Silver State and PRA Gas Development, as well as the remaining 10% interest in Greenwich, for $340 million. The Company also provided additional funding of $531 million to various investments and joint ventures, namely TEP and Seaway Pipeline. In comparison, for the year ended December 31, 2011, the Company acquired its original 50% interest in Seaway Pipeline for $1,192 million, increased its Noverco preferred shares investment by $144 million and provided additional funding of $179 million to various equity investments. In 2010, the cash used in investing activities included the acquisition of Elk City System for $705 million.

FINANCING ACTIVITIES

Cash generated from financing activities was $4,395 million for the year ended December 31, 2012 compared with $2,030 million and $1,957 million for the corresponding periods of 2011 and 2010, respectively. The increase in cash provided by financing activities was primarily due to the issuance of redeemable preference shares of $2,634 million in 2012, compared with $926 million in 2011 and nil in 2010, as well as a common equity issuance of $384 million. This cash inflow was partially offset by payments of common and preference share dividends of $690 million in 2012 (2011 - $537 million; 2010 - $433 million).

In 2012, the Company was also successful in issuing debenture and term notes for net proceeds of $2,199 million (2011 - $1,604 million; 2010 - $3,220 million), as well as making draws on short-term borrowings and bank indebtedness of $412 million (2011 - $224 million; 2010 - $165 million repayment).

This was partially offset by repayments of term notes, commercial paper and credit facility draws of $803 million in 2012 (2011 - $864 million; 2010 - $843 million). Funds for debt retirements are generated through cash provided from operating activities as well as through the issuance of replacement debt.

Cash generated from financing activities for the years ended December 31, 2012 and 2011 also included contributions, net of distributions, from third-party investors in the Fund of $164 million and $175 million, respectively. In both 2012 and 2011, the Fund acquired certain crude oil storage and renewable energy assets from Enbridge, which it financed in part through the issuance of equity to its public noncontrolling interest holders. In 2012, the Company also received contributions, net of distributions, from third-party investors in EEP of $27 million (2011 - $518 million; 2010 - $121 million).

Participants in the Company’s Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of common shares with reinvested dividends. For the year ended December 31, 2012, dividends declared were $895 million (2011 - $759 million), of which $597 million (2011 - $530 million) were paid in cash and reflected in financing activities. The remaining $297 million (2011 - $229 million) of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. For the years ended December 31, 2012 and 2011, 33.2% and 30.2%, respectively, of total dividends declared were reinvested.

OUTSTANDING SHARE DATA1

Number
Preference Shares, Series A2	5,000,000
Preference Shares, Series B2,3	20,000,000
Preference Shares, Series D2,4	18,000,000
Preference Shares, Series F2,5	20,000,000
Preference Shares, Series H2,6	14,000,000
Preference Shares, Series J2,7	8,000,000
Preference Shares, Series L2,8	16,000,000
Preference Shares, Series N2,9	18,000,000
Preference Shares, Series P2,10	16,000,000
Preference Shares, Series R2,11	16,000,000
Common Shares - issued and outstanding (voting equity shares)	806,456,150
Stock Options - issued and outstanding (14,611,123 vested)	31,907,543

1                  Outstanding share data information is provided as at February 8, 2013.

2                  All preference shares are non-voting equity shares. Preference Shares, Series A may be redeemed any time at the Company’s option. For all other series of Preference Shares, the Company may at its option, redeem all or a portion of the outstanding Preference Shares for the Base Redemption Value per share plus all accrued and unpaid dividends on the Redemption Option Date and on every fifth anniversary thereafter.

3                  On June 1, 2017, and on June 1 every five years thereafter, the holders of Preference Shares, Series B will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series B into an equal number of Cumulative Redeemable Preference Shares, Series C.

4                  On March 1, 2018, and on March 1 every five years thereafter, the holders of Preference Shares, Series D will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series D into an equal number of Cumulative Redeemable Preference Shares, Series E.

5                  On June 1, 2018, and on June 1 every five years thereafter, the holders of Preference Shares, Series F will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series F into an equal number of Cumulative Redeemable Preference Shares, Series G.

6                  On September 1, 2018, and on September 1 every five years thereafter, the holders of Preference Shares, Series H will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series H into an equal number of Cumulative Redeemable Preference Shares, Series I.

7                  On June 1, 2017, and on June 1 every five years thereafter, the holders of Preference Shares, Series J will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series J into an equal number of Cumulative Redeemable Preference Shares, Series K.

8                  On September 1, 2017, and on September 1 every five years thereafter, the holders of Preference Shares, Series L will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series L into an equal number of Cumulative Redeemable Preference Shares, Series M.

9                  On December 1, 2018, and on December 1 every five years thereafter, the holders of Preference Shares, Series N will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series N into an equal number of Cumulative Redeemable Preference Shares, Series O.

10           On March 1, 2019, and on March 1 every five years thereafter, the holders of Preference Shares, Series P will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series P into an equal number of Cumulative Redeemable Preference Shares, Series Q.

11         On June 1, 2019 and on June 1 every five years thereafter, the holders of Preference Shares, Series R will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series R into an equal number of Cumulative Redeemable Preference Shares, Series S.

Effective May 25, 2011, a two-for-one stock split of the Company’s common shares was completed. All references to the number of shares outstanding, earnings per common share, diluted earnings per common share, adjusted earnings per common share, dividends per common share and outstanding option information have been retroactively restated to reflect the impact of the stock split.

On December 6, 2012, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on March 1, 2013 to shareholders of record on February 15, 2013.

Common Shares	$0.31500
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R1	$0.23560

1                  This first dividend declared for the Preference Shares, Series R includes accrued dividends from December 5, 2012, the date the shares were issued. The regular quarterly dividend of $0.25 per share will take effect on June 1, 2013. See Corporate – Other Corporate – Preference Share Issuances.

COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURE COMMITMENTS

The Company has signed contracts for the purchase of services, pipe and other materials, as well as transportation, totaling $4,639 million which are expected to be paid over the next five years.

CONTRACTUAL OBLIGATIONS

Payments due for contractual obligations over the next five years and thereafter are as follows:

		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
(millions of Canadian dollars)
Long-term debt[1]	21,428	1,234	2,195	2,320	15,679
Capital and operating leases	329	40	80	72	137
Long-term contracts[2,3]	5,691	3,322	925	421	1,023
Pension obligations[4]	140	140	-	-	-
Total contractual obligations	27,588	4,736	3,200	2,813	16,839

1                  Excludes interest. Changes to the planned funding requirements are dependent on the terms of any debt refinancing agreements.

2                  Approximately $2,507 million of these contracts are commitments for materials related to the construction of growth projects. Changes to the planned funding requirements, including cancellation, are dependent on changes to the related projects.

3                  Contracts totaling $161 million are within proportionately consolidated joint venture entities and contracts totaling $88 million are within equity investments which the Company is guaranteeing.

4                  Assumes only required payments will be made into the pension plans in 2013. Contributions are made in accordance with independent actuarial valuations as at December 31, 2012. Contributions, including discretionary payments, may vary pending future benefit design and asset performance.

UNITED STATES LEGAL AND REGULATORY PROCEEDINGS

A number of United States governmental agencies and regulators have initiated investigations into the Line 6A and Line 6B crude oil releases. Approximately 30 actions or claims have been filed against Enbridge, EEP or their affiliates in United States federal and state courts in connection with the Line 6B crude oil release, including direct actions and actions seeking class status. Based on the current status of these cases, EEP does not expect the outcome of these actions to be material. On July 2, 2012, PHMSA announced a NOPV related to the Line 6B crude oil release, including a civil penalty of US$3.7 million that EEP paid in the third quarter of 2012. One claim related to the Line 6A crude oil release has been filed against Enbridge, EEP or their affiliates by the State of Illinois in the Illinois state court. The parties are currently operating under an agreed interim order. As at December 31, 2012, the Company was not aware of any claims related to the Line 14 crude oil release. See Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Lines 6A and 6B Crude Oil Releases and Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Line 14 Crude Oil Release.

ENBRIDGE GAS NEW BRUNSWICK INC.

Regulatory Matters

In 2011, the Government of New Brunswick passed legislation related to the regulatory process for setting rates for gas distribution within the province. A final rates and tariffs regulation was subsequently enacted by the Government of New Brunswick in April 2012. Based on the amended rate setting methodology and specific conditions outlined therein, EGNB no longer met the criteria for the continuation of rate-regulated accounting. As a result, the Company eliminated from its 2011 Consolidated Statements of Financial Position a deferred regulatory asset and certain capitalized operating costs totaling $262 million, net of tax. In April 2012, the Company, Enbridge EEDI and EGNB commenced an action against the Province of New Brunswick in the New Brunswick Court of Queen’s Bench, claiming damages as a result of the continuing breaches by the province of the General Franchise Agreement it signed with Enbridge in 1999. Additionally, on May 2, 2012, the Company, EEDI and EGNB filed a Notice of Application with the New Brunswick Court of Queen’s Bench seeking a declaration from the Court that the rates and tariffs regulation is invalid. In a decision released on August 23, 2012, the Court dismissed EGNB’s application. EGNB has filed a Notice of Appeal with the New Brunswick Court of Appeal and a hearing of the appeal is expected to be held during the first half of 2013. There is no assurance these actions will be successful or will result in any recovery. See Gas Distribution – Other Gas Distribution and Storage – Enbridge Gas New Brunswick Inc. – Regulatory Matters.

TAX MATTERS

Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company’s view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

OTHER LEGAL AND REGULATORY PROCEEDINGS

The Company and its subsidiaries are subject to various other legal and regulatory actions and proceedings which arise in the normal course of business, including interventions in regulatory proceedings and challenges to regulatory approvals and permits by special interest groups. While the final outcome of such actions and proceedings cannot be predicted with certainty, Management believes that the resolution of such actions and proceedings will not have a material impact on the Company’s consolidated financial position or results of operations.

QUARTERLY FINANCIAL INFORMATION1

2012	Q1	Q2	Q3	Q4	Total
(millions of Canadian dollars, except for per share amounts)
Revenues	6,627	5,718	5,788	7,173	25,306
Earnings attributable to common shareholders	264	11	189	146	610
Earnings per common share	0.35	0.01	0.24	0.19	0.79
Diluted earnings per common share	0.34	0.01	0.24	0.18	0.78
Dividends per common share	0.2825	0.2825	0.2825	0.2825	1.13
EGD - warmer/(colder) than normal weather	24	-	-	(1)	23
Changes in unrealized derivative fair value and
intercompany foreign exchange loss	110	252	93	81	536

2011	Q1	Q2	Q3	Q4	Total
(millions of Canadian dollars, except for per share amounts)
Revenues	6,529	6,938	6,277	7,309	27,053
Earnings attributable to common shareholders	364	302	(5)	159	820
Earnings per common share[2]	0.49	0.40	(0.01)	0.21	1.09
Diluted earnings per common share[2]	0.48	0.40	(0.01)	0.21	1.08
Dividends per common share[2]	0.2450	0.2450	0.2450	0.2450	0.98
EGD - warmer/(colder) than normal weather	(11)	(2)	-	12	(1)
Changes in unrealized derivative fair value and
intercompany foreign exchange (gains)/loss	(18)	(18)	242	(241)	(35)

1                  Quarterly financial information has been extracted from financial statements prepared in accordance with U.S. GAAP.

2                  Comparative amounts were restated to reflect two-for-one stock split which was effective May 25, 2011.

Several factors impact comparability of the Company’s financial results on a quarterly basis, including, but not limited to, seasonality in the Company’s gas distribution businesses, fluctuations in market prices such as foreign exchange rates and commodity prices, disposals of investments or assets and the timing of in-service dates of new projects.

EGD and the Company’s other gas distribution businesses are subject to seasonal demand. A significant portion of gas distribution customers use natural gas for space heating; therefore, volumes delivered and resulting revenues and earnings typically increase during the winter months of the first and fourth quarters of any given year. Revenues generated by EGD and other gas distribution businesses also vary from quarter-to-quarter with fluctuations in the price of natural gas, although earnings remain neutral due to the pass through nature of these costs. Gas Distribution’s earnings for the fourth quarter of 2011 included an extraordinary charge totaling $262 million, after-tax, as a result of the discontinuance of rate-regulated accounting at EGNB and the related write-off of a deferred regulatory asset and certain capitalized operating costs.

The Company actively manages its exposure to market price risks including, but not limited to, commodity prices and foreign exchange rates. To the extent derivative instruments used to manage these risks are non-qualifying for the purposes of applying hedge accounting, changes in unrealized fair value gains and losses on these instruments will impact earnings.

In the fourth quarter of 2012, the Company recorded an impairment charge of $166 million ($105 million after-tax) related to certain of its Offshore assets, predominantly located within the Stingray and Garden Banks corridors. The Company had been pursuing alternative uses for these assets; however, due to changing competitive conditions in the fourth quarter of 2012, the Company concluded that such alternatives were no longer likely to proceed. Also included in the fourth quarter of 2012 was a $63 million gain on recognition of a regulatory asset related to OPEB within EGD.

Fourth quarter earnings for 2012 and 2011 were also impacted by the impact of asset transfers between entities under common control of Enbridge, resulting in income taxes of $56 million and $98 million, respectively, incurred on the related capital gains.

Reflected in earnings is the Company’s share of leak remediation costs and lost revenue associated with the Lines 6A, 6B and Line 14 crude oil releases. For the second, third and fourth quarter of 2012, these amounts were $2 million, $7 million and nil (2011 - $6 million, $21 million and $6 million), respectively. Earnings also reflected insurance recoveries associated with the Line 6B crude oil release of $24 million in the third quarter of 2012 and $5 million, $3 million, $13 million and $29 million in the first, second, third and fourth quarters of 2011, respectively.

Finally, the Company is in the midst of a substantial capital program and the timing of construction and completion of growth projects may impact the comparability of quarterly results. The Company’s capital expansion initiatives, including construction commencement and in-service dates, are described in Growth Projects – Commercially Secured Projects and Growth Projects – Other Projects Under Development.

RELATED PARTY TRANSACTIONS

All related party transactions are provided in the normal course of business and, unless otherwise noted, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Vector, a joint venture, contracts the services of Enbridge to operate the pipeline. Amounts for these services, which are charged at cost in accordance with service agreements, were $4 million for the year ended December 31, 2012 (2011 - $6 million; 2010 - $7 million).

Certain wholly-owned subsidiaries within the Gas Distribution and Gas Pipelines, Processing and Energy Services segments have transportation commitments with several joint venture affiliates that are accounted for using the equity method. Total amounts charged for transportation services were $127 million, $106 million and $102 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Amounts receivable from affiliates include a series of loans to Vector totaling $178 million (2011 - $190 million), included in Deferred amounts and other assets, which require quarterly interest payments at annual interest rates from 5% to 8%.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

MARKET PRICE RISK

The Company’s earnings, cash flows, and other comprehensive income (OCI) are subject to movements in foreign exchange rates, interest rates, commodity prices and the Company’s share price (collectively, market price risk). Formal risk management policies, processes and systems have been designed to mitigate these risks.

The following summarizes the types of market price risks to which the Company is exposed and the risk management instruments used to mitigate them. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage the risks noted below.

Foreign Exchange Risk

The Company’s earnings, cash flows and OCI are subject to foreign exchange rate variability, primarily arising from its United States dollar denominated investments and subsidiaries, and certain revenues denominated in United States dollars and certain expenses denominated in Euros. The Company has implemented a policy whereby it economically hedges a minimum level of foreign currency denominated earnings exposures identified over the next five year period. The Company may also hedge anticipated foreign currency denominated purchases or sales and foreign currency denominated debt, as well as certain equity investment balances and net investments in foreign denominated subsidiaries. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage variability in cash flows arising from its United States dollar investments and subsidiaries, and primarily non-qualifying derivative instruments to manage variability arising from certain revenues denominated in United States dollars.

Interest Rate Risk

The Company’s earnings and cash flows are exposed to short-term interest rate variability due to the regular repricing of its variable rate debt, primarily commercial paper. Pay fixed-receive floating interest rate swaps and options are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate the impact of short-term interest rate volatility on interest expense through 2016 with an average swap rate of 2.2%.

The Company’s earnings and cash flows are also exposed to variability in longer term interest rates ahead of anticipated fixed rate debt issuances. Forward starting interest rate swaps are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate its exposure to long-term interest rate variability on select forecast term debt issuances through 2016. Future fixed rate term debt issuances of $10,547 million have been hedged at an average swap rate of 3.5%.

The Company also monitors its debt portfolio mix of fixed and variable rate debt instruments to maintain a consolidated portfolio of debt which stays within its Board of Directors approved policy limit band of a maximum of 25% floating rate debt as a percentage of total debt outstanding. The Company uses primarily qualifying derivative instruments to manage interest rate risk.

Commodity Price Risk

The Company’s earnings and cash flows are exposed to changes in commodity prices as a result of ownership interests in certain assets and investments, as well as through the activities of its energy services subsidiaries. These commodities include natural gas, crude oil, power and NGL. The Company employs financial derivative instruments to fix a portion of the variable price exposures that arise from physical transactions involving these commodities. The Company uses primarily non-qualifying derivative instruments to manage commodity price risk.

Equity Price Risk

Equity price risk is the risk of earnings fluctuations due to changes in the Company’s share price. The Company has exposure to its own common share price through the issuance of various forms of stock based compensation, which affect earnings through revaluation of the outstanding units every period. The Company uses equity derivatives to manage the earnings volatility derived from one form of stock based compensation, Restricted Stock Units. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage equity price risk.

The Effect of Derivative Instruments on the Statements of Earnings and Comprehensive Income

The following table presents the effect of derivative instruments on the Company’s consolidated earnings and consolidated comprehensive income.

Year ended December 31,	2012	2011	2010
(millions of Canadian dollars)
Amount of unrealized gains/(loss) recognized in OCI
Cash flow hedges
Foreign exchange contracts	(12)	(22)	(25)
Interest rate contracts	(46)	(724)	(217)
Commodity contracts	52	72	128
Other contracts	(3)	6	(1)
Net investment hedges
Foreign exchange contracts	1	(26)	19
	(8)	(694)	(96)
Amount of (gains)/loss reclassified from Accumulated other comprehensive income
(AOCI) to earnings (effective portion)
Cash flow hedges
Foreign exchange contracts[1]	1	1	(7)
Interest rate contracts[2]	(1)	(10)	61
Commodity contracts[3]	(3)	(55)	(116)
Other contracts[4]	2	(2)	1
	(1)	(66)	(61)
Amount of (gains)/loss reclassified from AOCI to earnings (ineffective portion and amount excluded from effectiveness testing)
Cash flow hedges
Interest rate contracts [2]	23	11	-
Commodity contracts [3]	(3)	5	(3)
	20	16	(3)
Amount of gains/(loss) from non-qualifying derivatives included in earnings
Foreign exchange contracts[1]	120	(179)	33
Interest rate contracts[2]	(2)	9	(3)
Commodity contracts[3]	(765)	280	(12)
Other contracts[4]	(2)	4	-
	(649)	114	18

1            Reported within Transportation and other services revenues and Other income in the Consolidated Statements of Earnings.

2            Reported within Interest expense in the Consolidated Statements of Earnings.

3            Reported within Transportation and other services revenues, Commodity costs and Operating and administrative expense in the Consolidated Statements of Earnings.

4           Reported within Operating and administrative expense in the Consolidated Statements of Earnings.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments and guarantees, as they become due. In order to manage this risk, the Company forecasts cash requirements over a 12 month rolling time period to determine whether sufficient funds will be available. The Company’s primary sources of liquidity and capital resources are funds generated from operations, the issuance of commercial paper and draws under committed credit facilities and long-term debt which includes debentures and medium-term notes. The Company maintains current shelf prospectuses with securities regulators, which enables, subject to market conditions, ready access to either the Canadian or United States public capital markets. In addition, the Company maintains sufficient liquidity through committed credit facilities with a diversified group of banks and institutions which, if necessary, enables the Company to fund all anticipated requirements for one year without accessing the capital markets. The Company is in compliance with all the terms and conditions of its committed credit facilities as at December 31, 2012. As a result, all credit facilities are available to the Company and the banks are obligated to fund and have been funding the Company under the terms of the facilities.

CREDIT RISK

Entering into derivative financial instruments may result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations. The Company enters into risk management transactions primarily with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits and contractual requirements, frequent assessment of counterparty credit ratings and netting arrangements.

The Company generally has a policy of entering into individual International Swaps and Derivatives Association agreements, or other similar derivative agreements, with the majority of its derivative counterparties. These agreements provide for the net settlement of derivative instruments outstanding with specific counterparties in the event of bankruptcy or other significant credit event, and would reduce the Company’s credit risk exposure on derivative asset positions outstanding with these counterparties in these particular circumstances.

Credit risk also arises from trade and other long-term receivables, and is mitigated through credit exposure limits and contractual requirements, assessment of credit ratings and netting arrangements. Within Gas Distribution, credit risk is mitigated by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. The Company actively monitors the financial strength of large industrial customers and, in select cases, has obtained additional security to minimize the risk of default on receivables. Generally, the Company classifies and provides for receivables older than 30 days as past due. The maximum exposure to credit risk related to non-derivative financial assets is their carrying value.

FAIR VALUE MEASUREMENTS

The Company uses the most observable inputs available to estimate the fair value of its derivatives. When possible, the Company estimates the fair value of its derivatives based on quoted market prices. If quoted market prices are not available, the Company uses estimates from third party brokers. For non-exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate the estimated fair value. These methods include discounted cash flows for forwards and swaps and Black-Scholes-Merton pricing models for options. Depending on the type of derivative and nature of the underlying risk, the Company uses observable market prices (interest, foreign exchange, commodity and share) and volatility as primary inputs to these valuation techniques. Finally, the Company considers its own credit default swap spread as well as the credit default swap spreads associated with its counterparties in its estimation of fair value.

GENERAL BUSINESS RISKS

Strategic and Commercial Risks

Public Opinion

The Company’s reputation is one of its most valuable assets. Public opinion or reputation risk is the risk of negative impacts on the Company’s business, operations or financial condition resulting from changes in the Company’s reputation with stakeholders, special interest groups, political leadership, the media or other entities. Public opinion may be influenced by media attention directed to development projects such as Northern Gateway. Potential impacts of a negative public opinion may include loss of business, legal action, increased regulatory oversight and costs.

Reputation risk often arises as a consequence of some other risk event, such as in connection with operational, regulatory or legal risks. Therefore, reputation risk cannot be managed in isolation from other risks. The Company manages reputation risk by:

•                  having formal risk management policies, procedures and systems in place to identify, assess and mitigate risks to the Company;

•                  operating to the highest ethical standards, with integrity, honesty and transparency, and maintaining positive relationships with customers, investors, employees, partners, regulators and other stakeholders;

•                  having health, safety and environment management systems in place, as well as policies, programs and practices for conducting safe and environmentally sound operations;

•                  having strong corporate governance practices, including a Statement on Business Conduct, with which all employees are required to certify their compliance on an annual basis, and whistleblower procedures, which allow employees to report suspected ethical concerns on a confidential and anonymous basis; and

•                  pursuing socially responsible operations as a longer-term corporate strategy (implemented through the Company’s CSR Policy, Climate Change Policy, Aboriginal and Native American Policy and the Neutral Footprint Initiative).

Project Execution

As the Company increases its slate of growth projects, it continues to focus on completing projects safely, on-time and on-budget. However, the Company faces the challenge of scaling the business to manage an unprecedented number of commercially secured growth projects. The Company’s ability to successfully execute the development of its organic growth projects may be influenced by capital constraints, third-party opposition, changes in shipper support over time, delays in or changes to government and regulatory approvals, cost escalations, construction delays, inadequate resources and in-service delays (collectively, Execution Risk). Customer trends are toward expecting the Company to assume more risk and accept lower returns. Early stage project risks include right-of-way procurement, special interest group opposition, Crown consultation and environmental and regulatory permitting. Cost escalations or missed in-service dates on future projects may impact future earnings and may hinder the Company’s ability to secure future projects. Construction delays due to regulatory delays, contractor or supplier non-performance and weather conditions may impact project development.

The Company strives to be an industry leader in project execution through its Major Projects group. Major Projects is centralized and has a clearly defined governance structure and process for all major projects, with dedicated resources organized to lead and execute each major project. Capital constraints and cost escalation risks are mitigated through structuring of commercial agreements, typically where shippers retain complete or a share of capital cost excess. Early stage project risks are mitigated by early assessment of stakeholder issues to develop proactive relationships and specific action plans. Detailed cost tracking and centralized purchasing is used on all major projects to facilitate optimum pricing and service terms. Strategic relationships have been developed with suppliers and contractors. Enhanced recruiting, and outsourcing where necessary, has been introduced to ensure sufficient resources to address the increasing volume of growth projects.

Planning and Investment Analysis

The Company evaluates the value proposition for expansion projects, new acquisitions or divestitures on an ongoing basis. Planning and investment analysis is highly dependent on accurate forecasting assumptions and to the extent that these assumptions do not materialize, financial performance may be lower or more volatile than expected. Volatility in the economy, change in cost estimates, project scoping and risk assessment could result in a loss in profits for the Company. Large scale acquisitions may involve significant pricing and integration risk.

The planning and investment analysis process involves all levels of management and Board of Directors’ review to ensure alignment across the Company. A centralized corporate development group which is appropriately staffed rigorously evaluates all major investment proposals with consistent due diligence processes, including a thorough review of the asset quality, systems and financial performance of the assets being assessed.

Human Resources

As growth in WCSB production maintains its momentum it has presented both opportunities and challenges for the Company. In response to the demands of the announced list of growth projects, the Company expects to add approximately 2,500 permanent additions to its workforce over the next five years. However, the robust economic situation in Alberta has led to a substantially tighter employment market in the province. As the Company continues through a period of growth, attracting and retaining adequate personnel who adhere to Enbridge’s values will be critical to fulfilling the Company’s growth plan.

Economic Regulation

Many of the Company’s pipeline operations are regulated and are subject to regulatory risk. The nature and degree of regulation and legislation affecting energy companies in Canada and the United States has changed significantly in past years and there is no assurance that further substantial changes will not occur. These changes may adversely affect toll structures or other aspects of pipeline operations or the operations of shippers. Recently, shippers have challenged toll increases on various pipelines owned by Enbridge and some of Enbridge’s competitors. Enbridge retains dedicated professional staff and maintains strong relationships with customers, interveners and regulators to help minimize economic and regulation risk.

Operational Risks

Environmental Incident

An environmental incident could have lasting reputational impacts to Enbridge and could impact its ability to work with various stakeholders. In addition to the cost of remediation activities (to the extent not covered by insurance) environmental incidents may lead to an increased cost of operation and insuring the Company’s assets, thereby negatively impacting earnings. The Company mitigates risk of environmental incident through its ORM Plan, which broadly aims to position Enbridge as the industry leader for system integrity, environmental and safety programs. Through the ORM Plan, the Company has expanded its maintenance, excavation and repair programs which are supported by operating and capital budgets directed to pipeline integrity. Emergency response plans, operator training and landowner education programs are included in the Company’s response preparedness.

The Company also recently completed a new state-of-the-art control centre. The new control centre was designed with enhanced security measures. The Company also revised and enhanced all of its control room procedures pertaining to decision making, pipeline start-ups and shutdowns, leak detection system alarms, communication protocols and suspected column separations.  The Company contributes to research and development initiatives for technological advances to further enhance safety and integrity of pipelines.

The Company maintains comprehensive insurance coverage for its subsidiaries and affiliates which renews annually. The program includes commercial liability insurance coverage that is consistent with coverage considered customary for its industry and includes coverage for environmental incidents. The total insurance coverage will be allocated on an equitable basis in the unlikely event multiple insurable incidents exceeding the Company’s coverage limits are experienced by Enbridge subsidiaries or affiliates within the same insurance period.

Public, Worker and Contractor Safety

Several of the Company’s pipeline systems run adjacent to populated areas and a major incident could result in injury to members of the public. A public safety incident could result in reputational damage to the Company, material repair costs or increased costs of operating and insuring the Company’s assets.

The safety of the Company’s current and future personnel is a Company priority. As part of the ORM Plan, the Company initiated Enbridge’s Life Saving Rules. The Life Saving Rules are designed to highlight key processes and rules to ensure public, worker and contractor safety. The Company also introduced new Safety Culture training sessions for all employees.

Also, within EGD, the Company completed construction of the Enbridge Operations and Technology Centre in 2012. The new training facility provides employees real-life simulations of major incidents and teaches the appropriate actions to resolve them in a safe and controlled environment. Additionally, in 2012, EGD’s on-going pipeline integrity program completed the replacement of all remaining cast iron and bare steel pipe in its gas distribution system.

Service Interruption Incident

A service interruption due to a major power disruption or curtailment on commodity supply could have a significant impact on the Company’s ability to operate its assets. Specifically, for Gas Distribution, any prolonged interruptions would ultimately impact gas distribution customers. The Company mitigates service interruption risk through its diversified sources of supply, storage withdrawal flexibility, backup power systems, critical parts inventory and redundancies for critical equipment.

Systems Security Incident

The Company’s infrastructure, applications and data are becoming more integrated, creating increased risk a failure in one system could lead to a failure of another system. There is also increasing industry-wide cyber-attacking activities targeting industrial control systems. A successful cyber-attack could lead to unavailability, disruption or loss of key functionalities within the Company’s industrial control systems.

The Company has broadened the scope and frequency of vulnerability assessments aimed at identification of potentially exposed information systems. The Company also executed a company-wide security education and awareness program in the past year. The Company has a centralized information office which supports the development of standardized systems, use of industry proven packages where feasible, use of an information security risk management strategy and disaster recovery plans for critical operations. Back-up computers are installed in business units for enterprise-wide fail protection.

Business Environment Risks

Aboriginal Relations

Canadian judicial decisions have recognized that Aboriginal rights and treaty rights exist in proximity to the Company’s operations and future project developments. The courts have also confirmed that the Crown has a duty to consult with Aboriginal peoples when its decisions or actions may adversely affect Aboriginal rights and interests or treaty rights. Crown consultation has the potential to delay regulatory approval processes and construction, which may affect project economics. In some cases, respecting Aboriginal rights may mean regulatory approval is denied or made economically challenging.

Given this environment and the breadth of relationships across the Company’s geographic span, Enbridge has implemented the Aboriginal and Native American Policy. This Policy promotes the achievement of participative and mutually beneficial relationships with Aboriginal and Native American groups affected by the Company’s projects and operations. Specifically, the Policy sets out principles governing the Company’s relationships with Aboriginal and Native American peoples and makes commitments to work with Aboriginal peoples and Native Americans so they may realize benefits from the Company’s projects and operations. Notwithstanding the Company’s efforts to this end, the issues are complex and the impact of Aboriginal and Native American relations on Enbridge’s operations and development initiatives is uncertain.

Special Interest Groups including Non-Governmental Organizations

The Company is exposed to the risk of higher costs, delays or even project cancellations due to increasing pressure on governments and regulators by special interest groups, including non-governmental organizations. Recent Supreme Court decisions have increased the ability of special interest groups to make claims and oppose projects in regulatory and legal forums. In addition to issues raised by groups focused on particular project impacts, the Company and others in the energy and pipeline businesses are facing opposition from organizations opposed to oil sands development and shipment of production from oil sands regions.

The Company works proactively with special interest groups and non-governmental organizations to identify and develop appropriate responses to their concerns regarding its projects. The Company is investing significant resources in these areas. Its CSR program also reports on the Company’s responsiveness to environmental and community issues. Please see Enbridge’s annual CSR Report, available online at http://csr.enbridge.com for further details regarding the CSR program. None of the information contained on, or connected to, Enbridge’s website is incorporated in or otherwise part of this MD&A.

CRITICAL ACCOUNTING ESTIMATES

DEPRECIATION

Depreciation of property, plant and equipment, the Company’s largest asset with a net book value at December 31, 2012 of $33,318 million (2011 - $29,074 million), or 70.6% of total assets, is generally provided on a straight-line basis over the estimated service lives of the assets commencing when the asset is placed in service. When it is determined that the estimated service life of an asset no longer reflects the expected remaining period of benefit, prospective changes are made to the estimated service life. Estimates of useful lives are based on third party engineering studies, experience and/or industry practice. There are a number of assumptions inherent in estimating the service lives of the Company’s assets including the level of development, exploration, drilling, reserves and production of crude oil and natural gas in the supply areas served by the Company’s pipelines as well as the demand for crude oil and natural gas and the integrity of the Company’s systems. Changes in these assumptions could result in adjustments to the estimated service lives, which could result in material changes to depreciation expense in future periods in any of the Company’s business segments. For certain rate-regulated operations, depreciation rates are approved by the regulator and the regulator may require periodic studies or technical updates on useful lives which may change depreciation rates.

ASSET IMPAIRMENT

The Company evaluates the recoverability of its property, plant and equipment when events or circumstances such as economic obsolescence, business climate, legal or regulatory changes, or other factors indicate it may not recover the carrying amount of the assets. The Company continually monitors its businesses, the market and business environments to identify indicators that could suggest an asset may not be recoverable. An impairment loss is recognized when the carrying amount of the asset exceeds its fair value as determined by quoted market prices in active markets or present value techniques. The determination of the fair value using present value techniques requires the use of projections and assumptions regarding future cash flows and weighted average cost of capital. Any changes to these projections and assumptions could result in revisions to the evaluation of the recoverability of the property, plant and equipment and the recognition of an impairment loss in the Consolidated Statements of Earnings.

REGULATORY ASSETS AND LIABILITIES

Certain of the Company’s businesses are subject to regulation by various authorities, including but not limited to, the NEB, the FERC, the ERCB and the OEB. Regulatory bodies exercise statutory authority over matters such as construction, rates and ratemaking and agreements with customers. To recognize the economic effects of the actions of the regulator, the timing of recognition of certain revenues and expenses in operations may differ from that otherwise expected under U.S. GAAP for non rate-regulated entities. Also, the Company records regulatory assets and liabilities to recognize the economic effects of the actions of the regulator. Regulatory assets represent amounts that are expected to be recovered from customers in future periods through rates. Regulatory liabilities represent amounts that are expected to be refunded to customers in future periods through rates. On refund or recovery of this difference, no earnings impact is recorded. As at December 31, 2012, the Company’s significant regulatory assets totaled $1,246 million (2011 - $972 million) and significant regulatory liabilities totaled $882 million (2011 - $836 million). To the extent that the regulator’s actions differ from the Company’s expectations, the timing and amount of recovery or settlement of regulatory balances could differ significantly from those recorded.

POSTRETIREMENT BENEFITS

The Company maintains pension plans, which provide defined benefit and/or defined contribution pension benefits and OPEB to eligible retirees. Pension costs and obligations for the defined benefit pension plans are determined using the universal method. This method involves complex actuarial calculations using several assumptions including discount rates, which were determined by referring to high-quality long-term corporate bonds with maturities that approximate the timing of future payments the Company anticipates making under each of the respective plans, expected rates of return on plan assets, health-care cost trend rates, projected salary increases, retirement age, mortality and termination rates. These assumptions are determined by management and are reviewed annually by the Company’s actuaries.

Actual results that differ from assumptions are amortized over future periods and therefore could materially affect the expense recognized and the recorded obligation in future periods. The actual return on plan assets exceeded the expected return on plan assets by $24 million for the year ended December 31, 2012 (2011 - $76 million shortfall) as disclosed in Note 24 to the 2012 Annual Consolidated Financial Statements. The difference between the actual and expected return on plan assets is amortized over the remaining service period of the active employees.

The following sensitivity analysis identifies the impact on the December 31, 2012 Consolidated Financial Statements of a 0.5% change in key pension and OPEB assumptions.

	Pension Benefits		OPEB
	Obligation	Expense	Obligation	Expense
(millions of Canadian dollars)
Decrease in discount rate	141	19	21	2
Decrease in expected return on assets	-	6	-	-
Decrease in rate of salary increase	(30)	(5)	-	-

CONTINGENT LIABILITIES

Provisions for claims filed against the Company are determined on a case-by-case basis. Case estimates are reviewed on a regular basis and are updated as new information is received. The process of evaluating claims involves the use of estimates and a high degree of management judgment. Claims outstanding, the final determination of which could have a material impact on the financial results of the Company and certain of the Company’s subsidiaries and investments, including EGD and EECI, are detailed in the Commitments and Contingencies section of this report and are disclosed in Note 28 of the 2012 Annual Consolidated Financial Statements. In addition, any unasserted claims that later may become evident could have a material impact on the financial results of the Company and certain of the Company’s subsidiaries and investments.

ASSET RETIREMENT OBLIGATIONS

In May 2009, the NEB released a report on the financial issues associated with pipeline abandonment and established a goal for pipelines regulated under the NEB Act to begin collecting and setting aside funds to cover future abandonment costs no later than January 1, 2015. Since then, the NEB has issued revised “base case assumptions” based on feedback from member companies. Companies have the option to follow the base case assumptions or to submit pipeline specific applications.

On November 29, 2011, as required by the NEB, the Company filed its estimated abandonment costs for its regulated pipeline systems within EPI and Enbridge Pipelines (NW) Inc. (Group 1 companies) and Enbridge Southern Lights GP Inc., Enbridge Bakken Pipeline Company Inc., Enbridge Pipelines (Westspur) Inc. and Vector Pipelines Limited Partnership (Group 2 companies). In the fourth quarter of 2012, the NEB held a hearing on the abandonment costs estimates for Group 1 companies with a decision expected in the first quarter of 2013. The NEB also requires regulated pipeline companies file a proposed process and mechanism to set aside the funds for future abandonment costs by February 28, 2013 for Group 1 companies and by May 31, 2013 for Group 2 companies. These costs would be recovered from shippers through tolls in accordance with NEB’s determination that abandonment costs are a legitimate cost of providing services and are recoverable upon NEB approval from users of the system. The NEB requires Group 1 and Group 2 companies to file proposals for collection of the funds in tolls by May 31, 2013.

All applications for both Enbridge and EPI will require NEB approval and will result in increased transportation tolls and regulated liabilities. The specific toll impacts are uncertain at this time as the Company anticipates the NEB filings in mid-2013 will go to hearing prior to NEB approval.

Currently, for certain of the Company’s assets, there is insufficient data or information to reasonably determine the timing of settlement for estimating the fair value of the asset retirement obligation (ARO). In these cases, the ARO cost is considered indeterminate for accounting purposes, as there is no data or information that can be derived from past practice, industry practice or the estimated economic life of the asset.

CHANGES IN ACCOUNTING POLICIES

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company commenced reporting using U.S. GAAP as its primary basis of accounting effective January 1, 2012, including restatement of comparative periods. As a Securities and Exchange Commission (SEC) registrant, the Company is permitted to use U.S. GAAP for purposes of meeting both its Canadian and United States continuous disclosure requirements.

To facilitate users’ understanding of the transition to U.S. GAAP, the Company restated its 2011 consolidated financial statements, which were originally prepared in accordance with Part V – Pre-changeover Accounting Standards of the Canadian Institute of Chartered Accountants Handbook, to U.S. GAAP, including full comparative information and related note disclosure. The 2011 U.S. GAAP financial statements were filed with securities regulators in Canada and the United States on May 2, 2012 and are available on SEDAR at www.sedar.com and on the Company’s website at www.enbridge.com. None of the information contained on, or connected to, Enbridge’s website is incorporated or otherwise part of this MD&A.

FAIR VALUE MEASUREMENT

Effective January 1, 2012, the Company adopted Accounting Standards Update (ASU) 2011-04, which revised the existing guidance on the disclosure of fair value measurements. Under the revised standard, the Company is required to provide additional disclosures about fair value measurements, including a description of the valuation methodologies used and information about the unobservable inputs and assumptions used in Level 3 fair value measurements, as well as the level in the fair value hierarchy of items that are not measured at fair value but whose fair value disclosure is required. As the adoption of this update impacted disclosure only, there was no impact to the Company’s earnings or cash flows for the current or prior periods presented.

STATEMENT OF COMPREHENSIVE INCOME

Effective January 1, 2012, the Company adopted ASU 2011-05, which updated existing guidance on comprehensive income, requiring presentation of earnings and OCI either in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements of earnings and OCI. The adoption of this pronouncement did not affect the Company’s presentation of comprehensive income and did not impact the Company’s consolidated financial statements.

GOODWILL IMPAIRMENT

Effective January 1, 2012, the Company adopted ASU 2011-08 which is intended to reduce the overall costs and complexity of goodwill impairment testing. The standard allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step goodwill impairment test. Under this option, an entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, it is more likely than not its fair value is less than its carrying amount. Adoption of this standard does not change the current two-step goodwill impairment test.

FUTURE ACCOUNTING POLICY CHANGES

Balance Sheet Offsetting

ASU 2011-11 was issued in December 2011 and provides enhanced disclosures on the effect or potential effect of netting arrangements on an entity’s financial position. The adoption of the pronouncement affects financial statement disclosures only and is not anticipated to have a material impact on the Company’s consolidated financial statements. This accounting update is effective for annual and interim periods beginning on or after January 1, 2013.

Accumulated Other Comprehensive Income

ASU 2013-02 was issued in February 2013 and provides enhanced disclosures on amounts reclassified out of AOCI. The adoption of the pronouncement affects financial statement disclosures only and is not anticipated to have a material impact on the Company’s consolidated financial statements. This accounting update is effective for annual and interim periods beginning after December 15, 2012.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities law. As at December 31, 2012, an evaluation was carried out under the supervision of and with the participation of Enbridge’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of Enbridge’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by Enbridge in reports that it files with or submits to the SEC and the Canadian Securities Administrators is recorded, processed, summarized and reported within the time periods required.

Management’s Report on Internal Control over Financial Reporting

Management of Enbridge is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the SEC and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed under the supervision and with the participation of executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. GAAP.

The Company’s internal control over financial reporting includes policies and procedures that:

•                  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Management concluded that the Company maintained effective internal control over financial reporting as at December 31, 2012.

During the year ended December 31, 2012, there has been no material change in the Company’s internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, independent auditors appointed by the shareholders of the Company.

NON-GAAP RECONCILIATIONS

	2012	2011	2010
(millions of Canadian dollars)
Earnings attributable to common shareholders	610	820	944
Adjusting items:
Liquids Pipelines
Canadian Mainline - Line 9 tolling adjustment	(6)	(10)	-
Canadian Mainline - changes in unrealized derivative fair value
(gains)/loss	(42)	48	-
Canadian Mainline - shipper dispute settlement	-	(14)	-
Regional Oil Sands System - prior period adjustment	6	-	-
Regional Oil Sands System - asset impairment write-off	-	8	-
Regional Oil Sands System - gain on acquisition	-	-	(20)
Spearhead Pipeline - changes in unrealized derivative fair value gains	-	(1)	-
Gas Distribution
EGD - warmer/(colder) than normal weather	23	(1)	12
EGD - tax rate changes	9	-	-
EGD - recognition of regulatory asset	(63)	-	-
Other Gas Distribution and Storage - regulatory deferral write-off	-	262	-
Gas Pipelines, Processing and Energy Services
Aux Sable - changes in unrealized derivative fair value (gains)/loss	(10)	7	(7)
Energy Services - changes in unrealized derivative fair value
(gains)/loss	537	(125)	8
Energy Services - credit recovery	-	-	(1)
Offshore - asset impairment loss	105	-	-
Offshore - property insurance recovery from hurricanes	-	-	(2)
Other - changes in unrealized derivative fair value gains	-	(24)	-
Sponsored Investments
EEP - leak insurance recoveries	(24)	(50)	-
EEP - leak remediation costs and lost revenue	9	33	106
EEP - changes in unrealized derivative fair value (gains)/loss	2	(3)	1
EEP - NGL trucking and marketing investigation costs	1	3	-
EEP - prior period adjustment	(7)	-	-
EEP - shipper dispute settlement	-	(8)	-
EEP - lawsuit settlement	-	(1)	-
EEP - impact of unusual weather conditions	-	1	-
EEP - Lakehead System billing correction	-	-	(1)
EEP - asset impairment loss	-	-	2
Corporate
Noverco - equity earnings adjustment	12	-	-
Noverco - changes in unrealized derivative fair value loss	10	-	-
Other Corporate - changes in unrealized derivative fair value
(gains)/loss	22	87	(25)
Other Corporate - foreign tax recovery	(29)	-	-
Other Corporate - unrealized foreign exchange (gains)/loss on
translation of intercompany balances, net	17	(24)	(40)
Other Corporate - impact of tax rate changes	11	(6)	-
Other Corporate - tax on intercompany gain on sale	56	98	-
Adjusted earnings	1,249	1,100	977